As filed with the Securities and Exchange Commission on June 10, 2011

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

AMBARELLA, INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	3674	98-0459628
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2975 San Ysidro Way

Santa Clara, CA 95051

(408) 734-8888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Feng-Ming Wang

Chief Executive Officer

c/o Ambarella Corporation

2975 San Ysidro Way

Santa Clara, CA 95051

(408) 734-8888

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini Aaron J. Alter Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Michael Morehead General Counsel c/o Ambarella Corporation 2975 San Ysidro Way Santa Clara, CA 95051 (408) 734-8888	Andrew S. Williamson Latham & Watkins LLP 140 Scott Drive Menlo Park, CA 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Ordinary Shares, $0.0001 par value per share	$65,000,000	$7,546.50

(1)	Includes offering price of ordinary shares that may be purchased by the underwriters to cover over-allotments, if any.
(2)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement of which this preliminary prospectus is a part and which is filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued June 10, 2011

             Shares

Ordinary Shares

Ambarella, Inc. is offering              ordinary shares. This is our initial public offering and no public market currently exists for our ordinary shares. We anticipate that the initial public offering price will be between $             and $             per ordinary share.

We intend to apply to list our ordinary shares on              under the symbol “            .”

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 8.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Ambarella
Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional              ordinary shares to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ordinary shares to purchasers on                     , 2011.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES

STIFEL NICOLAUS WEISEL	NEEDHAM & COMPANY, LLC

                    , 2011

You should rely only on the information contained in this prospectus or in any free writing prospectus prepared by or on behalf of us and delivered or made available to you. Neither we nor the underwriters have authorized anyone to provide you with additional or different information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, our ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our ordinary shares.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the ordinary shares and the distribution of this prospectus outside of the United States.

Until                     , 2011 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade in our ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our ordinary shares, you should carefully read this entire prospectus, including our audited consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

AMBARELLA, INC.

We are a leading developer of semiconductor processing solutions for video that enable high-definition video capture, sharing and display. We combine our processor design capabilities with our expertise in video and image processing, algorithms and software to provide a technology platform that is designed to be easily scalable across multiple applications and enable rapid and efficient product development. Our system-on-a-chip, or SoC, designs fully integrate high-definition video processing, image sensor processing, audio processing and system functions onto a single chip, delivering exceptional video and image quality, differentiated functionality and low power consumption.

We sell our solutions into multiple end markets, including consumer cameras and Internet Protocol, or IP, security cameras, which we refer to as the camera market, as well as broadcast encoding and IP video delivery applications, which we refer to as the infrastructure market. Our solutions enable the creation of high quality video content in the camera market and, in the infrastructure market, help to efficiently manage IP video traffic, which is rapidly becoming the predominant form of global IP traffic. We have shipped more than 15 million SoCs since our inception in 2004.

The inherent flexibility of our technology platform enables us to deliver our solutions for numerous applications in multiple markets. We initially focused on the infrastructure market, where we were able to differentiate our solutions to broadcast customers based on high performance, low power consumption, small size and transmission and storage efficiency. Leveraging these same capabilities, we then designed high-performance solutions for the camera market, including for portable consumer and networked video devices. As a result of the differentiated attributes of our solution, we became a leading provider of video processing solutions for hybrid cameras, which capture both high-definition video and high-resolution still images. In addition, we have recently released the iOne, our first SoC solution designed to serve an emerging class of Android-enabled devices referred to as smart cameras, which combine the high-resolution image capture capabilities of hybrid cameras with advanced networking and application processing functionalities. We are currently selling our third generation solutions into the infrastructure market, and our fourth generation solutions into the camera market.

We sell our solutions to leading original design manufacturers, or ODMs, and original equipment manufacturers, or OEMs, globally. We refer to ODMs as our customers and OEMs as our end customers, except as otherwise indicated or as the context otherwise requires. In the camera market, our video processing solutions are designed into products from leading OEMs including Eastman Kodak Company, GoPro, Samsung Electronics Co., Ltd. and Sony Corporation, who source our solutions from ODMs including Ability Enterprise Co., Ltd., Asia Optical Co. Inc., Chicony Electronics Co., Ltd., DXG Technology Corp., Hon Hai Precision Industry Co., Ltd. and Sky Light Digital Ltd. In the infrastructure market, our solutions are designed into products from leading OEMs including Harmonic Inc., Motorola Mobility, Inc. and Telefonaktiebolaget LM Ericsson, who source our solutions from leading ODMs such as Plexus Corp.

We employ a fabless manufacturing strategy and are currently shipping the majority of our solutions in the 65 and 45 nanometer, or nm, process nodes, and have a proven track record of developing and delivering multiple solutions with first-pass silicon success. As of March 31, 2011, we had 395 employees worldwide, the majority of whom are in research and development. Our headquarters are located in Santa Clara, California, and we also have research and development design centers and business development offices in China, Hong Kong, Japan, South Korea and Taiwan. For our fiscal years ended January 31, 2010 and January 31, 2011, we recorded revenue of $71.5 million and $94.7 million, and net income of $13.3 million and $13.9 million, respectively. We have generated net income in each quarter beginning with the first quarter of fiscal year 2010 and we have generated cash from operations in each of fiscal years 2009, 2010 and 2011.

Video Industry and Device Trends

Video content is growing at a significant rate. According to the Cisco Visual Networking Index, the sum of all forms of video, including television, video on demand, Internet and peer-to-peer, will be approximately 90% of global consumer IP traffic by 2015, and video will comprise 66% of total mobile data traffic in 2015, a 35 times increase in traffic over 2010. The market trends that are fundamentally changing the way video is created, distributed and consumed include the continuing penetration of broadband, advancements in video quality, increasing numbers of video capture devices, growing user-generated content and the emergence of the video cloud.

These trends are continuing to shape video capture, distribution and consumption and are driving the evolution of end-user preferences and demand. For instance, the demand for enhanced video resolution has been increasing in both the camera and infrastructure markets. In the market for digital still cameras, resolution, measured in megapixels, has been the primary differentiator between competing products and often is a leading factor in consumers’ purchasing decisions. Similarly, as raw high-definition video requires significant amounts of storage capacity and bandwidth to store and transmit content, new compression technologies, such as H.264, have emerged to enable efficient storage of high-definition video and smaller file sizes for captured video. Consumer demand has also been driving development of devices that are more portable and simpler to use and that have greater connectivity and functionality, such as the ability to capture video in standard and high definition concurrently.

Given the complexity of video processing, meeting all end-user demands in a single device is challenging. As a result, solution providers often compromise on one or more key specifications. For example, in portable consumer device and networked video applications, where power consumption and device size are critical attributes, many video capture devices available in the market today will sacrifice image quality in order to achieve low power and a compact footprint. Furthermore, many current compression solutions for these applications are developed from architectures that were originally optimized for still image, rather than video, processing needs. As a result, these solutions use inefficient video compression algorithms, which severely limits overall system performance and can result in higher storage and power consumption requirements, slower video-transfer speeds and longer upload times. In the infrastructure market, solutions based on inefficient architectures tend to consume more power and have bigger form factors, thereby lowering the number of available channels per encoder and also severely limiting the ability to deliver multiple streams of video simultaneously.

Many leading video and image capture OEMs have used proprietary technologies to try to address these technical challenges. However, many of these OEMs are vertically integrated and generally allocate fewer resources to semiconductor design solutions than are necessary, and hence are not generally able to produce low-cost or leading edge technologies quickly and efficiently. As a result, OEMs are increasingly migrating toward integrating third-party video processing solutions in their devices to offer exceptional and differentiated products.

The Ambarella Solution

Our video and image processing SoCs, based on our proprietary technology platform, are highly configurable and satisfy the needs of numerous applications in the camera and infrastructure markets. Our high-definition video and image processing solutions enable our customers to deliver exceptional quality video and still imagery in small, easy-to-use devices with low power requirements.

•

Infrastructure Market. Our SoC solutions enable high-performance, low power consumption broadcast devices with small form factors, thereby reducing bandwidth needs, energy usage and costs of additional hardware. Our solutions enable an increased number of channels per encoder due to high compression efficiencies. They also make possible a new class of transcoders that can simultaneously encode and stream multiple video formats to different end devices and can change video resolution and transmission rates based on available IP bandwidth and the display capability of receiving devices.

•

Camera Market. In addition to enabling small device size and low power consumption, our SoC solutions make possible differentiated functionalities such as simultaneous video and image capture and multiple-stream video capture. For networked video devices, our solutions enable cameras that power high-definition IP surveillance at low latencies to provide effective remote monitoring and control.

•

New and Emerging Markets. In the future, we intend to continue to customize and adapt our solutions to meet the needs of additional large and emerging markets and to pursue markets where our technology platform can serve as the core processing solution.

Our Competitive Strengths

Our platform technology solutions provide performance attributes that meet the highest standards of the infrastructure market, satisfy the stringent demands of the camera market and enable integration of high-definition image capture capabilities in portable platforms. We believe that our leadership position in high-definition video and image processing solutions is the result of our competitive strengths, including:

•

High Performance, Low Power Video and Image Algorithm Expertise. Our solutions provide full high-definition video at exceptional resolution and frame rates. In addition, our extensive algorithm expertise enables our solutions to achieve low power consumption without compromising performance.

•

Proprietary Video Processing Architecture. Our proprietary video processing architecture is designed to efficiently integrate our advanced algorithms into our SoCs to offer exceptional storage and transmission efficiencies at low power across multiple products and end markets. We engineered our very-large-scale integration, or VLSI, architecture with a focus on high-performance video applications as opposed to solutions that are based on a still-image processing architecture with add-on video capabilities.

•

Highly Integrated SoC Solutions Based on a Scalable Platform. Our product families leverage our core high-performance and scalable video processing architecture, combined with an extensive set of integrated peripherals, which enables our platform to address the requirements of a variety of applications and end markets.

•

Comprehensive and Flexible Software. Our years of investment in developing and optimizing our comprehensive and flexible software serve as the foundation of our high-performance video application solutions. Key components of our software include highly-customized middleware that integrates many unique features for efficient scheduling and other system-level functions, as well as firmware that is optimized to reduce power requirements and improve performance.

•

Key Global Relationships with Leading ODM and OEM Customers. Our solutions have been designed into top-tier OEM brands currently in the market. Our collaborations with leading ODMs give us extensive visibility into critical product design, development and production timelines, and keep us at the forefront of technological innovation.

Our Strategy

Our objective is to be the leading provider of processing solutions for high-definition video and imaging. Key elements of our strategy are to:

•	Extend Our Technology Leadership. We intend to continue to invest in the development of video processing solutions designed to meet increasingly higher performance requirements and lower cost and lower power demands of our customers while offering increased capabilities. We believe that continued investment in our proprietary technology platform will enable us to increase our technological leadership in terms of the performance and the functionality of our solutions.

•

Deepen and Expand Our Customer Relationships. We intend to continue to build and strengthen our relationships with existing customers and also diversify our customer base. Our close relationships with leading ODMs and OEMs provide us with insight into product roadmaps and trends in the marketplace, which we intend to leverage to identify new opportunities and applications for our solutions, and we intend to continue to actively engage with ODMs and OEMs at every stage of their design cycles.

•

Target New Applications Requiring Low Power, High-Definition Video Processing. We intend to leverage our core technology platform to address other processing markets that have high performance, low power and low latency requirements. We believe that the flexibility of our technology platform enables us to penetrate new markets efficiently and cost effectively.

•

Leverage Our Global Business Infrastructure. We are committed to continue growing our global infrastructure. Our proximity to key customers due to our extensive presence in Asia has enabled us to build strong relationships with leading ODMs and OEMs. We intend to increase our investments in research and business development personnel in Asia to further strengthen these relationships.

Risks Related to Our Business and Industry

We face numerous challenges in our business and industry, including those described under “Risk Factors.” In particular, we may be subject to risks associated with:

•	our dependence on a small number of customers;

•	our reliance on our solutions being designed into our customers’ product offerings and the success of such product offerings;

•	lengthy competitive selection processes for achieving design wins;

•	a lack of long-term supply contracts with our third-party manufacturing vendors;

•	our ability to accurately forecast our customers’ demand for our solutions;

•	our dependence on sales of a limited number of video and image processing solutions;

•	less than expected growth of our target markets;

•	our ability to develop and introduce new or enhanced solutions on a timely basis; and

•	our ability to penetrate new markets.

Corporate Information

We were organized as an exempted company with limited liability under the laws of the Cayman Islands in January 2004. Our principal executive offices are located at 2975 San Ysidro Way, Santa Clara, California 95051, and our telephone number is (408) 734-8888. Our website address is http://www.ambarella.com. Information contained on, or accessible through, our website is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “Ambarella,” “company,” “we,” “us” and “our” refer to Ambarella, Inc. and its wholly owned subsidiaries on a consolidated basis.

“Ambarella,” “AmbaCast” and “AmbaClear” are our trademarks. All other trademarks and trade names appearing in this prospectus are the property of their respective owners. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

THE OFFERING

Ordinary shares offered by us	shares

Ordinary shares to be outstanding immediately after the completion of this offering	shares ( if the underwriters exercise their over-allotment option in full)

Over-allotment option	shares

Use of proceeds	We intend to use the net proceeds for general corporate purposes including working capital and capital expenditures. See “Use of Proceeds.”

symbol	“ ”

The number of ordinary shares to be outstanding immediately after the completion of this offering is based on 90,510,832 ordinary shares outstanding as of January 31, 2011 and excludes:

•	17,194,147 ordinary shares issuable upon the exercise of options outstanding as of January 31, 2011, at a weighted-average exercise price of $0.97 per share;

•

163,317 shares issuable upon the exercise of warrants outstanding as of January 31, 2011 to purchase redeemable convertible preference shares, at an exercise price of $0.796 per share, which will convert into warrants to purchase 163,317 ordinary shares upon the completion of this offering;

•

            ordinary shares reserved for future issuance under our 2011 Equity Incentive Plan, as well as shares originally reserved for issuance under our 2004 Stock Plan, but which may become available for awards under our 2011 Equity Incentive Plan, which plan will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Equity Incentive Plans;” and

•

            ordinary shares reserved for future issuance under our 2011 Employee Stock Purchase Plan, which plan will become effective in connection with this offering, as more fully described in “Executive Compensation—Equity Incentive Plans.”

Unless otherwise indicated, this prospectus reflects and assumes the following:

•	the conversion of all of our outstanding redeemable convertible preference shares into an aggregate of 55,206,656 ordinary shares upon the completion of this offering;

•

the conversion of all of our outstanding warrants to purchase redeemable convertible preference shares into warrants to purchase an aggregate of 163,317 ordinary shares upon the completion of this offering;

•	the filing of our amended and restated memorandum and articles of association immediately prior to the completion of this offering;

•	no exercise after January 31, 2011 of outstanding options or warrants; and

•	no exercise by the underwriters of their over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The summary consolidated statements of operations data for the fiscal years ended January 31, 2009, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Historical results are not necessarily indicative of the results to be expected in the future. You should read this summary consolidated financial data together with the sections titled “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, all included elsewhere in this prospectus.

	Year Ended January 31,
	2009	2010	2011
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$41,747	$71,525	$94,739
Cost of revenue	13,494	24,045	34,500

Gross profit	28,253	47,480	60,239

Operating expenses:
Research and development	26,576	27,638	34,449
Selling, general and administrative	4,605	6,894	10,313

Total operating expenses	31,181	34,532	44,762
Income (loss) from operations	(2,928)	12,948	15,477
Other income (loss), net	216	(114)	(47)

Income (loss) before income taxes	(2,712)	12,834	15,430
Provision (benefit) for income taxes	240	(454)	1,501

Net income (loss)	$(2,952)	$13,288	$13,929

Net income (loss) per share attributable to ordinary shareholders:
Basic(1)	$(0.10)	$0.11	$0.12

Diluted(1)	$(0.10)	$0.11	$0.11

Weighted-average shares used to compute net income (loss) per share attributable to ordinary shareholders:
Basic(1)	28,960,142	31,255,579	33,563,822

Diluted(1)	28,960,142	34,945,403	40,981,828

Pro forma net income per share attributable to ordinary shareholders (unaudited):
Basic(1)			$0.15

Diluted(1)			$0.14

Weighted-average shares used to compute pro forma net income per share attributable to ordinary shareholders (unaudited):
Basic(1)			88,770,478

Diluted(1)			96,188,484

(1)	See Note 9 and Note 10 to our audited consolidated financial statements for an explanation of the method used to calculate the basic and diluted net income (loss) per ordinary share, unaudited pro forma basic and diluted net income per ordinary share and the number of shares used in the computation of the per share amounts.

Stock-based compensation expense included in the above line items was as follows:

	Year Ended January 31,
	2009	2010	2011
	(in thousands)
Cost of revenue	$18	$24	$41
Research and development	467	735	1,058
Selling, general and administrative	187	331	757

Total stock-based compensation	$672	$1,090	$1,856

The following table presents a summary of our balance sheet data as of January 31, 2011:

•	on an actual basis;

•

on a pro forma basis to reflect the conversion of all of our outstanding redeemable convertible preference shares into an aggregate of 55,206,656 ordinary shares upon completion of this offering and the conversion of all of our outstanding warrants to purchase redeemable convertible preference shares into warrants to purchase 163,317 ordinary shares upon the completion of this offering; and

•

on a pro forma as adjusted basis to reflect the pro forma conversions described above and the sale of             ordinary shares in this offering at an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of January 31, 2011
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	$42,139	$42,139	$
Working capital	35,764	35,764
Total assets	64,133	64,133
Total liabilities	25,964	25,964
Redeemable convertible preference shares	39,273	—
Total shareholders’ equity (deficit)	(1,104)	38,169

A $1.00 increase (decrease) in the assumed public offering price of $             per share would increase (decrease), on an as adjusted basis, each of cash, cash equivalents and restricted cash, working capital, total assets and total shareholders’ equity by approximately $            , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of cash, cash equivalents and restricted cash, working capital, total assets and total shareholders’ equity by approximately $            , assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus, including our financial statements and the related notes, before making a decision to buy our ordinary shares. The risks and uncertainties described below are not the only ones we face. If any of the following risks actually occurs, our business, financial condition, results of operations and growth prospects could be harmed. In that case, the trading price of our ordinary shares could decline and you might lose all or part of your investment in our ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also impair our business operations.

Risks Related to Our Business and Our Industry

We depend on a small number of customers for a significant portion of our revenue. If we fail to retain or expand our customer relationships, our revenue could decline.

We sell our video and image processing system-on-a-chip, or SoC, solutions to original equipment manufacturers, or OEMs, who include our SoCs in their products, and to original design manufacturers, or ODMs, who include our SoCs in the products that they supply to OEMs. We refer to ODMs as our customers and OEMs as our end customers, except as otherwise indicated or as the context otherwise requires. We derive a significant portion of our revenue from a small number of ODMs and we anticipate that we will continue to do so for the foreseeable future. In the fiscal year ended January 31, 2011, sales directly and through our logistics providers to our five largest customers collectively accounted for approximately 57% of our revenue, and sales to our 10 largest customers collectively accounted for approximately 82% of our revenue. In the fiscal year ended January 31, 2010, sales directly and through our logistics providers to our five largest customers collectively accounted for approximately 63% of our revenue, and sales to our 10 largest customers collectively accounted for approximately 83% of our revenue. During fiscal year 2011, our largest ODM customer accounted for approximately 19% of our revenue, primarily serving two large OEM end customers.

We believe that our operating results for the foreseeable future will continue to depend on sales to a relatively small number of customers. In the future, these customers may decide not to purchase our SoC solutions at all, may purchase fewer solutions than they did in the past or may alter their purchasing patterns. As substantially all of our sales to date have been made on a purchase order basis, these customers may cancel, change or delay product purchase commitments with little or no notice to us and without penalty. For example, we recently achieved a significant customer design win and projected substantial future revenue from that customer as a result of that design win. Subsequently, based on changes in that customer’s assessment of the end-user market, among other factors, the customer abruptly shut down its business unit with respect to which we achieved the design win, with no notice to us. The loss of a significant customer could happen again at any time and without notice, and such loss would likely harm our financial condition and results of operations.

In addition, our relationships with some customers may deter other potential customers who compete with these customers from buying our solutions. To attract new customers or retain existing customers, we may offer these customers favorable prices on our solutions. In that event, our average selling prices and gross margins would decline. The loss of a key customer, a reduction in sales to any key customer or our inability to attract new customers could seriously impact our revenue and harm our results of operations.

If our customers do not design our solutions into their product offerings or if our customers’ product offerings are not commercially successful, our business would suffer.

Our video and image processing SoCs are generally incorporated into our customers’ products at the design stage, which is referred to as a design win. As a result, we rely on OEMs to design our solutions into the products that they design and sell. Without these design wins, our business would be harmed. We often incur significant expenditures developing a new SoC solution without any assurance that an OEM will select our solution for design into its own product. Once an OEM designs a competitor’s device into its product, it becomes significantly more difficult for us to sell our SoC solutions to that customer because changing suppliers involves significant cost, time, effort and risk for the customer. Furthermore, even if an OEM designs one of our SoC solutions into its product, we cannot be assured that the OEM’s product will be commercially successful or that we will receive any revenue from that OEM. If our customers’ products incorporating our SoC solutions fail to meet the demands of their customers or otherwise fail to achieve market adoption, our revenue and business would suffer.

Achieving design wins is subject to lengthy competitive selection processes that require us to incur significant expenditures. Even if we begin a product design, a customer may decide to cancel or change its product plans, resulting in no revenue from such expenditures.

We are focused on getting digital video camera manufacturers to incorporate our video and image processing solutions in their products at the design stage. These efforts to achieve design wins typically are lengthy and can require us to incur design and development expenditures and dedicate scarce engineering resources in pursuit of a single customer opportunity. We may not prevail in the competitive selection process and, even when we do achieve a design win, we may never generate any revenue despite incurring development expenditures. These risks are exacerbated by the fact that some of our customers’ products likely will have short life cycles.

After securing a design win, we may experience delays in generating revenue from our solutions as a result of the lengthy product development cycle typically required, if we generate any revenue at all as a result of such design win.

Our customers generally take a considerable amount of time to evaluate our solutions. The typical time from early engagement by our sales force to actual product introduction runs from nine to 12 months for the camera market, and 12 to 24 months for the infrastructure market. The delays inherent in these lengthy sales cycles increase the risk that a customer will decide to cancel, curtail, reduce or delay its product plans, causing us to lose anticipated sales. In addition, any delay or cancellation of a customer’s plans could harm our financial results, as we may have incurred significant expense and generated no revenue. Finally, our customers’ failure to successfully market and sell their products could reduce demand for our SoC solutions and harm our business, financial condition and results of operations. If we were unable to generate revenue after incurring substantial expenses to develop any of our solutions, our business would suffer.

We do not have long-term supply contracts with our third-party manufacturing vendors, and they may not allocate sufficient capacity to us at reasonable prices to meet future demands for our solutions.

The semiconductor industry is subject to intense competitive pricing pressure from customers and competitors. Accordingly, any increase in the cost of our solutions, whether by adverse purchase price variances or adverse manufacturing cost variances, will reduce our gross margins and operating profit. We currently do not have long-term supply contracts with any of our third-party vendors and we typically negotiate pricing on a purchase order-by-purchase order basis. Therefore, they are not obligated to perform services or supply product to us for any specific period, in any specific quantities, or at any specific price, except as may be provided in a particular purchase order. Availability of foundry capacity has in the recent past been limited due to strong demand. The ability of our foundry vendors to provide us with product, which is sole sourced at each foundry, is limited by their available capacity and existing obligations. Foundry capacity may not be available when we need it or at reasonable prices. None of our third-party foundry or assembly and test vendors has provided contractual assurances to us that adequate capacity will be available to us to meet our anticipated future demand for our solutions. Our foundry and assembly and test vendors may allocate capacity to the production of other companies’ products while reducing deliveries to us on short notice. In particular, other customers that are larger and better financed than we are or that have long-term agreements with our foundry or assembly and test vendors may cause our foundry or assembly and test vendors to reallocate capacity to those customers, decreasing the capacity available to us. If, in the future, we enter into arrangements with suppliers that include additional fees to expedite delivery, nonrefundable deposits or loans in exchange for capacity commitments or commitments to purchase specified quantities over extended periods, such arrangements may be costly, reduce our financial flexibility and be on terms unfavorable to us, if we are able to secure such arrangements at all. Moreover, if we are able to secure foundry capacity, we may be obligated to use all of that capacity or incur penalties. These penalties could harm our financial results. To date, we have not entered into any such arrangements with our suppliers. If we need additional foundry or assembly and test subcontractors because of increased demand or the inability to obtain timely and adequate deliveries from our current vendors, we may not be able to do so cost-effectively, if at all.

Our customers may cancel their orders, change production quantities or delay production. If we fail to accurately forecast demand for our solutions, revenue shortfalls, or excess, obsolete or insufficient inventory could result.

Our customers typically do not provide us with firm, long-term purchase commitments. Substantially all of our sales are made on a purchase order basis, which permits our customers to cancel, change or delay their product purchase commitments with little or no notice to us and without penalty to them. Because production lead times often exceed the amount of time required by our customers to fill their orders, we often must build in advance of orders, relying on an imperfect demand forecast to project volumes and product mix.

Our SoCs are incorporated into products manufactured by or for our end customers, and as a result, demand for our solutions is influenced by the demand for our customers’ products. Our ability to accurately forecast demand can be adversely affected by a number of factors, including inaccurate forecasting by our customers, miscalculations by our customers of their inventory requirements, changes in market conditions, adverse changes in our product order mix and fluctuating demand for our customers’ products. Even after an order is received, our customers may cancel these orders or request a decrease in production quantities. Any such cancellation or decrease subjects us to a number of risks, most notably that our projected sales will not materialize on schedule or at all, leading to unanticipated revenue shortfalls and excess or obsolete inventory that we may be unable to sell to other customers.

Alternatively, if we are unable to project customer requirements accurately, we may not build enough SoCs, which could lead to delays in product shipments and lost sales opportunities in the near term, as well as force our customers to identify alternative sources, which could affect our ongoing relationships with these customers. We have in the past had customers significantly increase their requested production quantities with little or no advance notice. If we do not fulfill customer demands in a timely manner, our customers may cancel their orders and we may be subject to customer claims for cost of replacement. In addition, the rapid pace of innovation in our industry could render portions of our inventory obsolete. Excess or obsolete inventory levels could result in unexpected expenses or increases in our reserves that could adversely affect our business, operating results and financial condition. In addition, any significant future cancellations or deferrals of product orders could harm our margins, increase our write-offs due to product obsolescence and restrict our ability to fund our operations.

We are dependent on sales of a limited number of video and image processing solutions, and a decline in market adoption of these solutions could harm our business.

From inception through January 31, 2011, our revenue has been generated from the sale of a limited number of high-definition video and image processing SoC solutions in the camera and infrastructure markets. Moreover, we currently derive a significant amount of our revenue from the sale of our SoCs for use in the camera market and we expect to do so for the next several years. As a result, continued market adoption of our SoC solutions, particularly in portable digital video cameras, is critical to our future success. If demand for our SoC solutions were to decline, or demand for digital video cameras declines, does not continue to grow or does not grow as expected, our revenue would decline and our business would be harmed.

Our target markets may not grow or develop as we currently expect and are subject to market risks, any of which could harm our business, revenue and operating results.

To date, our revenue has been attributable to demand for our video and image processing SoCs in the camera and infrastructure markets and the growth of these overall markets. We initially focused on the infrastructure market, and then leveraged our knowledge and experience to design solutions for the camera market. We now derive the majority of our revenue from the camera market. We recently released the iOne, our first SoC solution designed specifically to serve an emerging class of advanced video capture devices referred to as smart cameras. Our operating results are increasingly affected by trends in the camera market. These trends include demand for higher resolution, demand for increasing functionality, evolving standards for video compression, and greater storage and connectivity requirements. We may be unable to predict the timing or development of these markets with accuracy. For example, we expect continuing convergence of the camera market and the smart phone and tablet markets, which may adversely impact the growth of our current markets. In the networked video market, a slower than expected adoption rate for digital technology in place of analog solutions could slow the demand for our solutions. Also, the transition of digital still cameras, or DSCs, into hybrid cameras, which has been our primary area of focus in the camera market, has been slower than we anticipated. If our target markets do not grow or develop in ways that we currently expect, demand for our video and image processing SoCs may not materialize as expected and our business and operating results could suffer.

If we fail to develop and introduce new or enhanced solutions on a timely basis, our ability to attract and retain customers could be impaired and our competitive position could be harmed.

We operate in a dynamic environment characterized by rapidly changing technologies and technological obsolescence. To compete successfully, we must design, develop, market and sell new or enhanced solutions that provide increasingly higher levels of performance and functionality and that meet the cost expectations of our customers. Our existing or future solutions could be rendered obsolete by the introduction of new products by our competitors; convergence of other markets, such as smart phones, with or into the camera market; the market adoption of products based on new or alternative technologies; or the emergence of new industry standards for video compression. In addition, the markets for our solutions are characterized by frequent introduction of next-generation and new products, short product life cycles, increasing demand for added functionality and significant price competition. If we or our customers are unable to manage product transitions in a timely and cost-effective manner, our business and results of operations would suffer.

Our failure to anticipate or timely develop new or enhanced solutions in response to technological shifts could result in decreased revenue and our competitors achieving design wins that we sought. In particular, we may experience difficulties with product design, manufacturing, marketing or qualification that could delay or prevent our development, introduction or marketing of new or enhanced solutions. In addition, delays in development could impair our relationships with our customers and negatively impact sales of our solutions under development. Moreover, it is possible that our customers may develop their own product or adopt a competitor’s solution for products that they currently buy from us. If we fail to introduce new or enhanced solutions that meet the needs of our customers or penetrate new markets in a timely fashion, we will lose market share and our operating results will be adversely affected.

If we fail to penetrate new markets, our revenue and financial condition could be harmed.

Currently, we sell most of our products to OEMs and ODMs of high-definition portable video cameras and broadcasting equipment. Our future revenue growth, if any, will depend in part on our ability to expand beyond these markets with our video and image processing SoC solutions, particularly in markets for hybrid and smart cameras. Each of these markets presents distinct and substantial risks. If any of these markets do not develop as we currently anticipate or if we are unable to penetrate them successfully, our revenue could decline.

The hybrid camera market is dominated by only a few OEMs, including Canon Inc., Nikon Corporation and Sony Corporation. These OEMs are large, multinational corporations with substantial negotiating power relative to us. Meeting the technical requirements and securing design wins with any of these companies will require a substantial investment of our time and resources. We cannot assure you that we will secure design wins from these or other companies or that we will achieve revenue from the sales of our solutions into the hybrid camera market.

Finally, the market for smart cameras is new and still developing. We recently introduced our first solution specifically designed for this market and cannot predict how or to what extent demand for our solutions in this market will develop.

If we fail to penetrate these or other new markets we are targeting, our revenue likely will decrease over time and our financial condition could suffer.

The average selling prices of video and image processing solutions in our target markets have historically decreased over time and will likely do so in the future, which could harm our revenue and gross margins.

Average selling prices of semiconductor products in the markets we serve have historically decreased over time and we expect such declines to continue to occur for our solutions over time. Our gross margins and financial results will suffer if we are unable to offset reductions in our average selling prices by reducing our costs, developing new or enhanced SoC solutions on a timely basis with higher selling prices or gross margins, or increasing our sales volumes. Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities, and our costs may even increase, which could also reduce our gross margins. In the past, we have reduced the prices of our SoC solutions in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to do so again in the future.

We face intense competition and expect competition to increase in the future, which could have an adverse effect on our revenue and market share.

The global semiconductor market in general, and the video and image processing markets in particular, are highly competitive. We compete in different target markets to various degrees on the basis of a number of competitive factors, including our solutions’ performance, features, functionality, energy efficiency, size, ease with which our solution may be integrated into our customers’ products, customer support, reliability and price, as well as on the basis of our reputation. We expect competition to increase and intensify as more and larger semiconductor companies enter our markets, and as the internal resources of large OEMs grow. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could harm our business, revenue and operating results.

Our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets. Our primary competitors in the camera market include Fujitsu Limited, HiSilicon Technologies Co., Ltd., Texas Instruments Incorporated and Zoran Corporation, as well as vertically integrated divisions of consumer device OEMs, including Canon Inc., Panasonic Corporation and Sony Corporation. Our primary competitors in the infrastructure market include Intel Corporation, Magnum Semiconductor, Inc. and Texas Instruments Incorporated. Certain of our customers and suppliers also have divisions that produce products competitive with ours. We expect competition in our current markets to increase in the future as existing competitors improve or expand their product offerings. In addition, as we expand our business into new sectors of these markets, such as smart cameras, we expect to face competition from other large semiconductor companies, such as Broadcom Corporation, NVIDIA Corporation, Qualcomm Incorporated and Samsung Electronics Co., Ltd.

Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. Many of our competitors are substantially larger, have greater financial, technical, marketing, distribution, customer support and other resources, are more established than we are and have significantly better brand recognition and broader product offerings which may enable them to better withstand adverse economic or market conditions in the future. Our ability to compete will depend on a number of factors, including:

•	our ability to anticipate market and technology trends and successfully develop solutions that meet market needs;

•	our success in identifying and penetrating new markets, applications and customers;

•	our ability to understand the price points and performance metrics of competing products in the marketplace;

•	our solutions’ performance and cost-effectiveness relative to that of competing products;

•	our ability to gain access to leading design tools and product specifications at the same time as our competitors;

•	our ability to develop and maintain relationships with key OEMs and ODMs;

•	our ability to expand international operations in a timely and cost-efficient manner;

•	our ability to deliver products in volume on a timely basis at competitive prices; and

•	our ability to recruit design and application engineers with expertise in image video and image processing technologies, and sales and marketing personnel.

Our competitors may also establish cooperative relationships among themselves or with third parties or acquire companies that provide similar products to ours. As a result, new competitors or alliances may emerge that could acquire significant market share. Any of these factors, alone or in combination with others, could harm our business and result in a loss of market share and an increase in pricing pressure.

If we are unable to manage any future growth, we may not be able to execute our business plan and our operating results could suffer.

Our business has grown rapidly. Our future operating results depend to a large extent on our ability to successfully manage any expansion and growth, including the challenges of managing a company with headquarters in the United States and the majority of its employees in Asia. To manage our growth successfully and handle the responsibilities of being a public company, we believe we must effectively, among other things:

•

recruit, hire, train and manage additional qualified engineers for our research and development activities, particularly in our offices in Asia and especially for the positions of semiconductor design and systems and applications engineering;

•	add additional sales personnel;

•	add additional finance and accounting personnel;

•	implement and improve our administrative, financial and operational systems, procedures and controls; and

•

enhance our information technology support for enterprise resource planning and design engineering by adapting and expanding our systems and tool capabilities, and properly training new hires as to their use.

We are increasing our investment in research and development and other functions to grow our business. We are likely to incur the costs associated with these increased investments earlier than some of the anticipated benefits and the return on these investments, if any, may be lower, may develop more slowly than we expect or may not materialize.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new solutions, and we may fail to satisfy customer product or support requirements, maintain product quality, execute our business plan or respond to competitive pressures.

A substantial portion of our revenue is processed through a single logistics provider and the loss of this logistics provider may cause disruptions in our shipments, which may adversely affect our operations and financial condition.

We sell substantially all of our solutions through a single logistics provider, WT Microelectronics Co., Ltd., or WT, which serves as our non-exclusive sales representative in all of Asia other than Japan. Approximately 74%, 84% and 91% of our revenue was derived from sales through WT for the fiscal years ended January 31, 2009, 2010 and 2011, respectively. We anticipate that a significant portion of our revenue will continue to be derived from sales through WT in the foreseeable future. Our current agreement with WT is effective until January 2012, unless it is terminated earlier by either party for any or no reason with 90 days written notice or by failure of the breaching party to cure a material breach within 30 days following written notice of such material breach by the non-breaching party. Our agreement with WT will automatically renew for additional successive 12-month terms unless at least 60 days before the end of the then-current term either party provides written notice to the other party that it elects not to renew the agreement. Termination of the relationship with WT, either by us or by WT, could result in a temporary or permanent loss of revenue. We may not be successful in finding suitable alternative logistics providers on satisfactory terms, or at all, and this could adversely affect our ability to effectively sell our solutions in certain geographical locations or to certain end customers. Additionally, if we terminate our relationship with WT, we may be obligated to repurchase unsold product, which could be difficult or impossible to sell to other end customers. Furthermore, WT, or any successor or other logistics providers we do business with, may face issues obtaining credit, which could impair their ability to make timely payments to us.

Fluctuations in our operating results on a quarterly and annual basis could cause the market price of our ordinary shares to decline.

Our revenue and operating results have fluctuated significantly from period to period in the past and are likely to do so in the future. In particular, our business tends to be seasonal with higher revenue in our third quarter as our customers typically increase their production to meet year-end demand for their products. As a result, you should not rely on period-to-period comparisons of our operating results as an indication of our future performance. In future periods, our revenue and results of operations may be below the expectations of analysts and investors, which could cause the market price of our ordinary shares to decline.

Factors that may affect our operating results include:

•	changes in the competitive dynamics of our markets, including new entrants or pricing pressures;

•	variances in order patterns by our customers, particularly any of our significant customers;

•	our ability to successfully define, design and release new solutions in a timely manner that meet our customers’ needs;

•	changes in manufacturing costs, including wafer, test and assembly costs, mask costs, manufacturing yields and product quality and reliability;

•	timely availability of adequate manufacturing capacity from our manufacturing subcontractors;

•	the timing of product announcements by our competitors or by us;

•	future accounting pronouncements and changes in accounting policies;

•	volatility in our share price, which may lead to higher stock-based compensation expense;

•	general socioeconomic and political conditions in the countries where we operate or where our products are sold or used; and

•	costs associated with litigation, especially related to intellectual property.

Moreover, the semiconductor industry has historically been cyclical in nature, reflecting overall economic conditions as well as budgeting and buying patterns of consumers. We expect these cyclical conditions to continue. As a result, our quarterly operating results are difficult to predict, even in the near term. Our expense levels are relatively fixed in the short term and are based, in part, on our expectations of future revenue. If revenue levels are below our expectations, we may experience declines in margins and profitability or incur losses.

If we do not sustain our growth rate, we may not be able to execute our business plan and our operating results could suffer.

We have experienced significant growth in a short period of time. Our revenue increased from $21.5 million in fiscal year 2008 to $94.7 million in fiscal year 2011. We may not achieve similar growth rates in future periods. You should not rely on our revenue growth, gross margins or operating results for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our financial results could suffer and our stock price could decline.

Due to our limited operating history, we may have difficulty accurately predicting our future revenue and appropriately budgeting our expenses.

We were incorporated in 2004 and first generated product revenue in the third quarter of fiscal year 2006. As a result, we have a limited operating history from which to predict future revenue. This limited operating experience, combined with the rapidly evolving nature of the markets in which we sell our solutions, substantial uncertainty concerning how these markets may develop and other factors beyond our control, limits our ability to accurately forecast quarterly or annual revenue. In addition, because we record substantially all of our revenue from sales when we have received notification from our logistics providers that they have sold our products, some of the revenue we record in a quarter may be derived from sales of products shipped to our logistics providers during previous quarters. This revenue recognition methodology limits our ability to forecast quarterly or annual revenue accurately. We are currently expanding our staffing and increasing our expenditures in anticipation of future revenue growth. If our revenue does not increase as anticipated, we could incur significant losses due to our higher expense levels if we are not able to decrease our expenses in a timely manner to offset any shortfall in future revenue.

While we intend to continue to invest in research and development, we may be unable to make the substantial investments that are required to remain competitive in our business.

The semiconductor industry requires substantial investment in research and development in order to bring to market new and enhanced solutions. Our research and development expense was $26.6 million in fiscal year 2009, $27.6 million in fiscal year 2010, and $34.4 million in fiscal year 2011. We expect to continue to increase our research and development expenditures as compared to prior periods as part of our strategy of focusing on the development of innovative and sustainable video and image processing solutions. We do not know whether we will have sufficient resources to maintain the level of investment in research and development required to remain competitive. In addition, we cannot assure you that the technologies which are the focus of our research and development expenditures will become commercially successful or generate any revenue.

The complexity of our solutions could result in unforeseen delays or expenses from undetected defects, errors or bugs in hardware or software which could reduce the market adoption of our new solutions, damage our reputation with current or prospective customers and adversely affect our operating costs.

Highly complex SoC solutions such as ours frequently contain defects, errors and bugs when they are first introduced or as new versions are released. We have in the past and may in the future experience these defects, errors and bugs. If any of our solutions have reliability, quality or compatibility problems, we may not be able to successfully correct these problems in a timely manner or at all. In addition, if any of our proprietary features contain defects, errors or bugs when first introduced or as new versions of our solutions are released, we may be unable to timely correct these problems. Consequently, our reputation may be damaged and customers may be reluctant to buy our solutions, which could harm our ability to retain existing customers and attract new customers, and could adversely affect our financial results. In addition, these defects, errors or bugs could interrupt or delay sales to our customers. If any of these problems are not found until after we have commenced commercial production of a new product, we may incur significant additional development costs and product recall, repair or replacement costs. These problems may also result in claims against us by our customers or others.

The loss of any of our key personnel could seriously harm our business, and our failure to attract or retain qualified management, engineering, sales and marketing talent could impair our ability to grow our business.

We believe our future success will depend in large part upon our ability to attract, retain and motivate highly skilled management, engineering and sales and marketing personnel. The loss of any key employees or the inability to attract, retain or motivate qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of, and harm our ability to sell, our solutions. We believe that our future success is dependent on the contributions of Fermi Wang, our co-founder, Chairman of the Board of Directors, President and Chief Executive Officer, Les Kohn, our co-founder and Chief Technology Officer, George Laplante, our Chief Financial Officer, Didier LeGall, our Executive Vice President, and Christopher Day, our Vice President, Marketing and Business Development. Each of these executive officers is an at-will employee. The loss of the services of Dr. Wang, Mr. Kohn, Mr. Laplante, Dr. LeGall, Mr. Day, other executive officers or certain other key personnel could harm our business, financial condition and results of operations. For example, if any of these individuals were to leave unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity during the search for any such successor and while any successor is integrated into our business and operations.

Our key technical and engineering personnel represent a significant asset and serve as the source of our technological and product innovations. We plan to recruit software and system engineers with expertise in video processing technologies, primarily in Taiwan and China. We may not be successful in attracting, retaining and motivating sufficient numbers of technical and engineering personnel to support our anticipated growth. The competition for qualified engineering personnel in our industry, and particularly in Asia, is very intense. If we are unable to hire, train and retain qualified engineering personnel in a timely manner, our ability to grow our business will be impaired. In addition, if we are unable to retain our existing engineering personnel, our ability to maintain or grow our revenue will be adversely affected.

Camera manufacturers incorporate components supplied by multiple third parties, and a supply shortage or delay in delivery of these components could delay orders for our solutions by our customers.

Our customers purchase components used in the manufacture of their cameras from various sources of supply, often involving several specialized components, including lenses and sensors. Any supply shortage or delay in delivery by third-party component suppliers may prevent or delay production of our customers’ products. For example, in the hybrid camera market, the unavailability of complementary metal-oxide semiconductor, or CMOS, sensors could slow adoption of our solutions into the hybrid camera market. In addition, replacement or substitute components may not be available on commercially reasonable terms, or at all. As a result of delays in delivery or supply shortages of third-party components, orders for our solutions may be delayed or canceled and our business may be harmed.

We outsource our wafer fabrication, assembly and testing operations to third parties, and if these parties fail to produce and deliver our products according to requested demands in specification, quantity, cost and time, our reputation, customer relationships and operating results could suffer.

We rely on third parties for substantially all of our manufacturing operations, including wafer fabrication, assembly and testing. To date, the majority of our SoCs have been manufactured on a turnkey basis by Global UniChip Corporation, or GUC, in Taiwan, from whom we purchase fully assembled and tested products. The wafers used by GUC in the assembly of our products are manufactured by Taiwan Semiconductor Manufacturing Co., Ltd., or TSMC, in Taiwan. Beginning in fiscal year 2010, we began to use Samsung Electronics Co., Ltd., or

Samsung, in South Korea, from whom we have the option to purchase both fully assembled and tested products as well as raw wafers. GUC subcontracts the assembly of the products it supplies to us to Advanced Semiconductor Engineering, Inc. and Siliconware Precision Industries Co., Ltd. Samsung subcontracts the assembly and initial testing of the products it supplies to us to Signetics Corporation and STATS ChipPAC Ltd. Final testing of all of our products is handled by King Yuan Electronics Co., Ltd. or Sigurd Corporation under the supervision of our engineers. We depend on these third parties to supply us with material of a requested quantity in a timely manner that meets our standards for yield, cost and manufacturing quality. We do not have any long-term supply agreements with any of our manufacturing suppliers. If one or more of these vendors terminates its relationship with us, or if we encounter any problems with our manufacturing supply chain, our ability to ship our solutions to our customers on time and in the quantity required would be adversely affected, which in turn could cause an unanticipated decline in our sales and damage our customer relationships.

If our foundry vendors do not achieve satisfactory yields or quality, our reputation and customer relationships could be harmed.

The fabrication of our video and image processing SoC solutions is a complex and technically demanding process. Minor deviations in the manufacturing process can cause substantial decreases in yields, and in some cases, cause production to be suspended. Our foundry vendors, from time to time, experience manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundry vendors could result in lower than anticipated manufacturing yields or unacceptable performance of our SoCs. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor yields from our foundry vendors, or defects, integration issues or other performance problems in our solutions, could cause us significant customer relations and business reputation problems, harm our financial results and give rise to financial or other damages to our customers. Our customers might consequently seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

Each of our SoC solutions is manufactured at a single location. If we experience manufacturing problems at a particular location, we would be required to transfer manufacturing to a new location or supplier. Converting or transferring manufacturing from a primary location or supplier to a backup fabrication facility could be expensive and could take two or more quarters. During such a transition, we would be required to meet customer demand from our then-existing inventory, as well as any partially finished goods that could be modified to the required product specifications. We do not seek to maintain sufficient inventory to address a lengthy transition period because we believe it is uneconomical to keep more than minimal inventory on hand. As a result, we may not be able to meet customer needs during such a transition, which could delay shipments, cause production delays, result in a decline in our sales and damage our customer relationships.

We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased costs.

We aim to use the most advanced manufacturing process technology appropriate for our products that is available from our third-party foundries. As a result, we periodically evaluate the benefits of migrating our solutions to smaller geometry process technologies in order to improve performance and reduce costs. We believe this strategy will help us remain competitive. These ongoing efforts require us from time to time to modify the manufacturing processes for our products and to redesign some products, which in turn may result in delays in product deliveries. We may face difficulties, delays and increased expense as we transition our products to new processes and potentially to new foundries. We depend on Samsung and TSMC, as the principal foundries for our products, to transition to new processes successfully. We cannot assure you that Samsung or TSMC will be able to effectively manage such transitions or that we will be able to maintain our relationship with Samsung or TSMC or develop relationships with new foundries. If we or our foundries experience significant delays in transitioning to smaller geometries or fail to efficiently implement transitions, we could experience reduced manufacturing yields, delays in product deliveries and increased costs, all of which could harm our relationships with our customers and our operating results. As new processes become more prevalent, we expect to continue to integrate greater levels of functionality, as well as more end-customer and third-party intellectual property, into our solutions. We may not be able to achieve higher levels of design integration or deliver new integrated solutions on a timely basis.

We rely on third-party vendors to supply software development tools to us for the development of our new products and we may be unable to obtain the tools necessary to develop or enhance new or existing products.

We rely on third-party software development tools to assist us in the design, simulation and verification of new products or product enhancements. To bring new products or product enhancements to market in a timely manner, or at all, we need software development tools that are sophisticated enough or technologically advanced enough to complete our design, simulations and verifications. In the future, the design requirements necessary to meet consumer demands for more features and greater functionality from our solutions may exceed the capabilities of available software development tools. Unavailability of software development tools may result in our missing design cycles or losing design wins, either of which could result in a loss of market share or negatively impact our operating results.

Because of the importance of software development tools to the development and enhancement of our solutions, our relationships with leaders in the computer-aided design industry, including Cadence Design Systems, Inc., Mentor Graphics Corporation and Synopsys, Inc., are critical to us. We have invested significant resources to develop relationships with these industry leaders. We believe that utilizing next-generation development tools to design, simulate and verify our products will help us remain at the forefront of the video compression market, and develop solutions that utilize leading-edge technology on a rapid basis. If these relationships are not successful, we may be unable to develop new products or product enhancements in a timely manner, which could result in a loss of market share, a decrease in revenue or negatively impact our operating results.

Our failure to adequately protect our intellectual property rights could impair our ability to compete effectively or defend ourselves from litigation, which could harm our business, financial condition and results of operations.

Our success depends, in part, on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements and other contractual protections, to protect our proprietary technologies and know-how. As of March 31, 2011, we had 11 issued and allowed patents in the United States, three issued patents in China, and 46 pending and provisional patent applications in the United States. Even if the pending patent applications are granted, the rights granted to us may not be meaningful or provide us with any commercial advantage. For example, these patents could be opposed, contested, circumvented, designed around by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. Our foreign patent protection is generally not as comprehensive as our U.S. patent protection and may not protect our intellectual property in some countries where our products are sold or may be sold in the future. Many U.S.-based companies have encountered substantial intellectual property infringement in foreign countries, including countries where we sell products. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

The legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain and evolving. We cannot assure you that others will not develop or patent similar or superior technologies, products or services, or that our patents, trademarks and other intellectual property will not be challenged, invalidated or circumvented by others.

Unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which could harm our business. Monitoring unauthorized use of our intellectual property is difficult and costly. Although we are not aware of any unauthorized use of our intellectual property in the past, it is possible that unauthorized use of our intellectual property may have occurred or may occur without our knowledge. We cannot assure you that the steps we have taken will prevent unauthorized use of our intellectual property. Our failure to effectively protect our intellectual property could reduce the value of our technology in licensing arrangements or in cross-licensing negotiations.

We may in the future need to initiate infringement claims or litigation in order to try to protect our intellectual property rights. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and management, which could harm our business, whether or not such litigation results in a determination favorable to us. If we are unable to protect our proprietary rights or if third parties independently develop or gain access to our or similar technologies, our business, revenue, reputation and competitive position could be harmed.

Third-party assertions of infringement of their intellectual property rights could result in our having to incur significant costs and cause our operating results to suffer.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. Certain of our customers have received and, particularly as a public company, we expect that in the future we may receive, communications from others alleging our infringement of their patents, trade secrets or other intellectual property rights. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

•	incur significant legal expenses;

•	pay substantial damages to the party whose intellectual property rights we may be found to be infringing;

•	redesign those products that contain the allegedly infringing intellectual property; or

•	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

Any significant impairment of our intellectual property rights from any litigation we face could harm our business and our ability to compete.

Any potential dispute involving our patents or other intellectual property could affect our customers, which could trigger our indemnification obligations to them and result in substantial expense to us.

In any potential dispute involving our patents or other intellectual property, our customers could also become the target of litigation. Certain of our customers have received notices from third parties claiming to have patent rights in certain technology and inviting our customers to license this technology. Because we indemnify our customers for intellectual property claims made against them for products incorporating our technology, any litigation could trigger technical support and indemnification obligations under some of our license agreements, which could result in substantial expense to us. In addition to the time and expense required for us to supply support or indemnification to our customers, any such litigation could severely disrupt or shut down the business of our customers, which in turn could hurt our relations with our customers and cause the sale of our products to decrease.

We rely on third parties to provide services and technology necessary for the operation of our business. Any failure of one or more of our vendors, suppliers or licensors to provide such services or technology could harm our business.

We rely on third-party vendors to provide critical services, including, among other things, services related to accounting, human resources, information technology and network monitoring that we cannot or do not create or provide ourselves. We depend on these vendors to ensure that our corporate infrastructure will consistently meet our business requirements. The ability of these third-party vendors to successfully provide reliable and high-quality services is subject to technical and operational uncertainties that are beyond our control. While we may be entitled to damages if our vendors fail to perform under their agreements with us, our agreements with these vendors limit the amount of damages we may receive. In addition, we do not know whether we will be able to collect on any award of damages or that these damages would be sufficient to cover the actual costs we would incur as a result of any vendor’s failure to perform under its agreement with us. Upon expiration or termination of any of our agreements with third-party vendors, we may not be able to replace the services provided to us in a timely manner or on terms and conditions, including service levels and cost, that are favorable to us, and a transition from one vendor to another vendor could subject us to operational delays and inefficiencies until the transition is complete.

Additionally, we incorporate third-party technology into some of our products, and we may do so in future products. The operation of our products could be impaired if errors occur in the third-party technology we use. It may be more difficult for us to correct any errors in a timely manner, if at all, because the development and maintenance of the technology is not within our control. We cannot assure you that these third parties will continue to make their technology, or improvements to the technology, available to us, or that they will continue to support and maintain their technology. Further, due to the limited number of vendors of some types of technology, it may be difficult to obtain new licenses or replace existing technology. Any impairment of the technology of or our relationship with these third parties could harm our business.

We are subject to warranty and product liability claims and to product recalls.

From time to time, we are subject to warranty claims that may require us to make significant expenditures to defend these claims or pay damage awards. In the future, we may also be subject to product liability claims. In the event of a warranty claim, we may also incur costs if we compensate the affected customer. We maintain product liability insurance, but this insurance is limited in amount and subject to significant deductibles. There is no guarantee that our insurance will be available or adequate to protect against all claims. We also may incur costs and expenses relating to a recall of one of our customers’ products containing one of our devices. The process of identifying a recalled product in consumer devices that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and reputational harm. Costs or payments made in connection with warranty and product liability claims and product recalls could harm our financial condition and results of operations.

Rapidly changing industry standards could make our video and image processing solutions obsolete, which would cause our operating results to suffer.

We design our video and image processing solutions to conform to video compression standards, including MPEG-4 and H.264, set by industry standards setting bodies such as ITU-T Video Coding Experts Group and the ISO/IEC Moving Picture Experts Group. Generally, our solutions comprise only a part of a camera or broadcast infrastructure equipment device. All components of these devices must uniformly comply with industry standards in order to operate efficiently together. We depend on companies that provide other components of the devices to support prevailing industry standards. Many of these companies are significantly larger and more influential in driving industry standards than we are. Some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our customers or end users. If our customers or the suppliers that provide other device components adopt new or competing industry standards with which our solutions are not compatible, or if the industry groups fail to adopt standards with which our solutions are compatible, our existing solutions would become less desirable to our customers. As a result, our sales would suffer, and we could be required to make significant expenditures to develop new SoC solutions. In addition, existing standards may be challenged as infringing upon the intellectual property rights of other companies or may be superseded by new innovations or standards.

Products for communications applications are based on industry standards that are continually evolving. Our ability to compete in the future will depend on our ability to identify and ensure compliance with these evolving industry standards. The emergence of new industry standards could render our solutions incompatible with products developed by other suppliers. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our solutions to ensure compliance with relevant standards. If our solutions are not in compliance with prevailing industry standards for a significant period of time, we could miss opportunities to achieve crucial design wins.

We are subject to the cyclical nature of the semiconductor industry.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change, rapid product obsolescence, price erosion, evolving standards, short product life cycles and wide fluctuations in product supply and demand. The industry experienced a significant downturn during the recent global recession. These downturns have been characterized by diminished product demand, production overcapacity, high inventory levels and accelerated erosion of average selling prices. Any future downturns could harm our business and operating results. Furthermore, any significant upturn in the semiconductor industry could result in increased competition for access to third-party foundry and assembly capacity. We are dependent on the availability of this capacity to manufacture and assemble our SoC solutions. None of our third-party foundry or assembly contractors has provided assurances that adequate capacity will be available to us in the future.

The use of open source software in our products, processes and technology may expose us to additional risks and compromise our proprietary intellectual property.

Our products, processes and technology sometimes utilize and incorporate software that is subject to an open source license. Open source software is typically freely accessible, usable and modifiable. Certain open source software licenses, such as the GNU General Public License, require a user who intends to distribute the open source software as a component of the user’s software to disclose publicly part or all of the source code to the user’s software. In addition, certain open source software licenses require the user of such software to make any derivative works of the open source code available to others on terms unfavorable to us or at no cost. This can subject previously proprietary software to open source license terms.

While we monitor the use of open source software in our products, processes and technology and try to ensure that no open source software is used in such a way as to require us to disclose the source code to the related product, processes or technology when we do not wish to do so, such use could inadvertently occur. Additionally, if a third-party software provider has incorporated certain types of open source software into software we license from such third-party for our products, processes or technology, we could, under certain circumstances, be required to disclose the source code to our products, processes or technology. This could harm our intellectual property position and our business, results of operations and financial condition.

Some of our operations and a significant portion of our customers and our subcontractors are located outside of the United States, which subjects us to additional risks, including increased complexity and costs of managing international operations and geopolitical instability.

We have research and development design centers and business development offices in China, Hong Kong, Japan, South Korea and Taiwan, and we expect to continue to conduct business with companies that are located outside the United States, particularly in Asia. Even customers of ours that are based in the United States often use contract manufacturers based in Asia to manufacture their products, and these contract manufacturers typically purchase products directly from us. As a result of our international focus, we face numerous challenges and risks, including:

•	increased complexity and costs of managing international operations;

•	longer and more difficult collection of receivables;

•	difficulties in enforcing contracts generally;

•	geopolitical and economic instability and military conflicts;

•	limited protection of our intellectual property and other assets;

•	compliance with local laws and regulations and unanticipated changes in local laws and regulations, including tax laws and regulations;

•	trade and foreign exchange restrictions and higher tariffs;

•	travel restrictions;

•	timing and availability of import and export licenses and other governmental approvals, permits and licenses, including export classification requirements;

•	foreign currency exchange fluctuations relating to our international operating activities;

•	transportation delays and other consequences of limited local infrastructure, and disruptions, such as large scale outages or interruptions of service from utilities or telecommunications providers;

•	difficulties in staffing international operations;

•	heightened risk of terrorist acts;

•	local business and cultural factors that differ from our normal standards and practices;

•	differing employment practices and labor relations;

•	regional health issues and natural disasters; and

•	work stoppages.

Our third-party contractors are concentrated in Taiwan, an area subject to earthquakes and other natural disasters. Any disruption to the operations of these contractors could cause significant delays in the production or shipment of our products.

The majority of our products are manufactured by third-party contractors located in Taiwan. The risk of an earthquake or tsunami in Taiwan and elsewhere in the Pacific Rim region is significant due to the proximity of major earthquake fault lines. For example, in December 2006 a major earthquake occurred in Taiwan and in March 2011 a major earthquake and tsunami occurred in Japan. Although we are not aware of any significant damage suffered by our third-party contractors as a result of such natural disasters, the occurrence of additional earthquakes or other natural disasters could result in the disruption of our foundry vendor or assembly and test capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling or testing from the affected contractor to another third-party vendor. We may not be able to obtain alternate capacity on favorable terms, or at all.

If our operations are interrupted, our business and reputation could suffer.

Our operations and those of our manufacturers are vulnerable to interruption caused by technical breakdowns, computer hardware and software malfunctions, software viruses, infrastructure failures, fires, earthquakes, power losses, telecommunications failures, terrorist attacks, wars, Internet failures and other events beyond our control. Any disruption in our services or operations could result in a reduction in revenue or a claim for substantial damages against us, regardless of whether we are responsible for that failure. We rely on our computer equipment, database storage facilities and other office equipment, which are located primarily in the seismically active San Francisco Bay Area and Taiwan. If we suffer a significant database or network facility outage, our business could experience disruption until we fully implement our back-up systems.

Our management has limited public company experience. As a result of becoming a public company, we will be subject to additional regulatory compliance requirements, including Section 404 of the Sarbanes-Oxley Act of 2002, and if we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

We have never operated as a public company and will incur significant legal, accounting and other expenses that we did not incur as a private company. The individuals who constitute our management team have limited experience managing a publicly-traded company, and limited experience complying with the increasingly complex and changing laws pertaining to public companies. Our management team and other personnel will need to devote a substantial amount of time to compliance, and we may not effectively or efficiently manage our transition into a public company.

We expect rules and regulations such as the Sarbanes-Oxley Act of 2002 to increase our legal and finance compliance costs and to make some activities more time consuming and costly. For example, Section 404 of the Sarbanes-Oxley Act requires that our management report on, and our independent auditors attest to, the effectiveness of our internal control structure and procedures for financial reporting. Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 compliance may divert internal resources and will take a significant amount of time and effort to complete. We may not be able to successfully complete the procedures and certification and attestation requirements of Section 404 by the time we will be required to do so. In addition, these Sarbanes-Oxley Act requirements may be modified, supplemented or amended from time to time. Implementing these changes may take a significant amount of time and may require specific compliance training of our personnel. In the future, we may discover areas of our internal controls that need improvement. If our auditors or we discover a material weakness or significant deficiency, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. Any inability to provide reliable financial reports or prevent fraud could harm our business. We may not be able to effectively and timely implement necessary control changes and employee training to ensure continued compliance with the Sarbanes-Oxley Act and other regulatory and reporting requirements. Our recent growth rate could present challenges to maintain the internal control and disclosure control standards applicable to public companies. If we fail to successfully complete the procedures and certification and attestation requirements of Section 404, or if in the future our Chief Executive Officer, Chief Financial Officer or independent registered public accounting firm determines that our internal controls over financial reporting are not effective as defined under Section 404, we could be subject to sanctions or investigations by             , the Securities and Exchange Commission, or SEC, or other regulatory authorities. Furthermore, investor perceptions of our company may suffer, and this could cause a decline in the market price of our stock. We cannot assure you that we will be able to fully comply with the requirements of the Sarbanes-Oxley Act or that management or our auditors will conclude that our internal controls are effective in future periods. Irrespective of compliance with Section 404, any failure of our internal controls could have a material adverse effect on our stated results of operations and harm our reputation.

If we fail to hire additional finance personnel, strengthen our financial reporting systems and infrastructure, and implement a new enterprise resource planning system, we may not be able to timely and accurately report our financial results or comply with the requirements of being a public company, including compliance with the Sarbanes-Oxley Act and SEC reporting requirements, which in turn would significantly harm our reputation and our business.

We intend to hire additional accounting and finance personnel with system implementation experience and Sarbanes-Oxley compliance expertise. Any inability to recruit and retain such finance personnel would have an adverse impact on our ability to accurately and timely prepare our financial statements. We may be unable to locate and hire qualified professionals with requisite technical and public company experience when and as needed. In addition, new employees will require time and training to learn our business and operating processes and procedures. If our finance and accounting organization is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer, which could result in the identification of material weaknesses in our internal controls. Any consequences resulting from inaccuracies or delays in our reported financial statements could cause the trading price of our ordinary shares to decline and could harm our business, operating results and financial condition.

If we fail to strengthen our financial reporting systems, infrastructure and internal control over financial reporting to meet the demands that will be placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results timely and accurately and prevent fraud. We expect to incur significant expense and devote substantial management effort toward ensuring compliance with Section 404.

We also intend to implement a new enterprise resource planning, or ERP, system. This project will require significant investment of capital and human resources, the re-engineering of many processes of our business and the attention of many employees who would otherwise be focused on other aspects of our business. Any disruptions, delays or deficiencies in the design and implementation of the new ERP system could result in potentially much higher costs than we had anticipated and could adversely affect our ability to develop and launch solutions, provide services, fulfill contractual obligations, file reports with the SEC in a timely manner, otherwise operate our business or otherwise impact our controls environment. Any of these consequences could have an adverse effect on our results of operations and financial condition.

Changes to financial accounting standards may affect our results of operations and could cause us to change our business practices.

We prepare our consolidated financial statements to conform to generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the SEC and various bodies formed to interpret and create appropriate accounting rules and regulations. Changes in those accounting rules can have a significant effect on our financial results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

The complexity of calculating our tax provision may result in errors that could result in restatements of our financial statements.

We are incorporated in the Cayman Islands and our operations are subject to income and transaction taxes in the United States, China, Hong Kong, Japan, South Korea, Taiwan and other jurisdictions in which we do business. Due to the complexity associated with the calculation of our tax provision, we have hired independent tax advisors to assist us. If we or our independent tax advisors fail to resolve or fully understand certain issues, there may be errors that could result in us having to restate our financial statements. Restatements are generally costly and could adversely impact our results of operations or have a negative impact on the trading price of our ordinary shares.

Changes in effective tax rates or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

Our future effective tax rates could be adversely affected if earnings are lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations, accounting principles or interpretations thereof. In addition, our income tax returns are subject to continuous examination by the Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. We cannot assure you that the outcomes from these continuous examinations will not have an adverse effect on our operating results and financial condition.

Unfavorable tax law changes, an unfavorable governmental review of our tax returns, changes in our geographical earnings mix or imposition of withholding taxes on repatriated earnings could adversely affect our effective tax rate and our operating results.

Our operations are subject to income and transaction taxes in the Cayman Islands, the United States, China, Hong Kong, Japan, South Korea, Taiwan and other jurisdictions in which we do business. A change in the tax laws in the jurisdictions in which we do business, including an increase in tax rates or an adverse change in the treatment of an item of income or expense, possibly with retroactive effect, could result in a material increase in the amount of taxes we incur. In particular, past proposals have been made to change certain U.S. tax laws relating to foreign entities with U.S. connections, which may include us. For example, previously proposed legislation has considered treating certain foreign corporations as U.S. domestic corporations (and therefore taxable on all of their worldwide income) if the management and control of the foreign corporation occurs, directly or indirectly, primarily within the United States. If such legislation were enacted, we could, depending on the precise form, be subject to U.S. taxation notwithstanding our domicile outside the United States. In addition, the U.S. government has proposed various other changes to the U.S. international tax system, certain of which could adversely impact foreign-based multinational corporate groups, and increased enforcement of U.S. international tax laws. Although none of these proposed U.S. tax law changes has yet been enacted, and they may never be enacted in their current forms, it is possible that these or other changes in the U.S. tax laws could significantly increase our U.S. income tax liability in the future.

We are subject to periodic audits or other reviews by tax authorities in the jurisdictions in which we conduct our activities. Any such audit, examination or review requires management’s time, diverts internal resources and, in the event of an unfavorable outcome, may result in additional tax liabilities or other adjustments to our historical results.

Because we conduct operations in multiple jurisdictions, our effective tax rate is influenced by the amounts of income and expense attributed to each such jurisdiction. If such amounts were to change so as to increase the amounts of our net income subject to taxation in higher-tax jurisdictions, or if we were to commence operations in jurisdictions assessing relatively higher tax rates, our effective tax rate could be adversely affected. In addition, we may determine that it is advisable from time to time to repatriate earnings from subsidiaries under circumstances that could give rise to imposition of potentially significant withholding taxes by the jurisdictions in which such amounts were earned, without our receiving the benefit of any offsetting tax credits, which could also adversely impact our effective tax rate.

We may be classified as a passive foreign investment company which could result in adverse U.S. federal income tax consequences for U.S. holders.

Based on the current and anticipated valuation of our assets and the composition of our income and assets, we do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our 2012 fiscal year or the foreseeable future. However, a separate determination must be made at the close of each taxable year as to whether we are a PFIC for that taxable year and we cannot assure you that we will not be a PFIC for our 2012 fiscal year or any future taxable year. Under current law, a non-U.S. corporation will be considered a PFIC for any taxable year if either (a) at least 75% of its gross income is passive income or (b) at least 50% of the value of its assets, generally based on an average of the quarterly values of the assets during a taxable year, is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets, including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% by value of the subsidiary’s equity interests, from time to time. Because we currently hold, and expect to continue to hold following this offering, a substantial amount of cash or cash equivalents, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares which may fluctuate after this offering and may fluctuate considerably given that market prices of technology companies historically often have been volatile, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. holder held ordinary shares, certain adverse U.S. federal income tax consequences could apply for such U.S. holder. See “Taxation—U.S. Federal Income Taxation—PFIC.”

Fluctuations in exchange rates between and among the currencies of the countries in which we do business may adversely affect our operating results.

Our sales have been historically denominated in U.S. dollars. An increase in the value of the U.S. dollar relative to the currencies of the countries in which our end customers operate could impair the ability of our end customers to cost-effectively integrate our SoCs into their devices which may materially affect the demand for our solutions and cause these end customers to reduce their orders, which would adversely affect our revenue and business. We may experience foreign exchange gains or losses due to the volatility of other currencies compared to the U.S. dollar. A significant portion of our solutions are sold to portable video camera manufacturers located outside the United States, primarily in Asia. Sales to customers in Asia accounted for approximately 94% of our revenue in fiscal year 2011. Because most of our end customers or their ODM manufacturers are located in Asia, we anticipate that a majority of our future revenue will continue to come from sales to that region. Although a large percentage of our sales are made to customers in Asia, we believe that a significant number of the products designed by these customers and incorporating our SoCs are then sold to end users globally.

A significant number of our employees are located in Asia, principally Taiwan and China. Therefore, a portion of our payroll as well as certain other operating expenses are paid in currencies other than the U.S. dollar, such as the New Taiwan Dollar and the Chinese Yuan Renminbi. Our operating results are denominated in U.S. dollars and the difference in exchange rates in one period compared to another may directly impact period-to-period comparisons of our operating results. Furthermore, currency exchange rates have been especially volatile in the recent past and these currency fluctuations may make it difficult for us to predict our operating results.

We have not implemented any hedging strategies to mitigate risks related to the impact of fluctuations in currency exchange rates. Even if we were to implement hedging strategies, not every exposure can be hedged and, where hedges are put in place based on expected foreign exchange exposure, they are based on forecasts which may vary or which may later prove to have been inaccurate. Failure to hedge successfully or anticipate currency risks accurately could adversely affect our operating results.

We cannot predict our future capital needs and we may not be able to obtain additional financing to fund our operations.

We may need to raise additional funds in the future. Any required additional financing may not be available on terms acceptable to us, or at all. If we raise additional funds by issuing equity securities or convertible debt, investors may experience significant dilution of their ownership interest, and the newly-issued securities may have rights senior to those of the holders of our ordinary shares. If we raise additional funds by obtaining loans from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operational flexibility and would also require us to incur interest expense. If additional financing is not available when required or is not available on acceptable terms, we may have to scale back our operations or limit our production activities, and we may not be able to expand our business, develop or enhance our products, take advantage of business opportunities or respond to competitive pressures which could result in lower revenue and reduce the competitiveness of our products.

Risks Related to this Offering and Ownership of Our Ordinary Shares

There has been no prior trading market for our ordinary shares, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our ordinary shares, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price will be negotiated between us and representatives of the underwriters and may not be indicative of the market price of our ordinary shares after this offering.

The market price of our ordinary shares may be volatile, which could cause the value of your investment to decline.

Prior to this offering, our ordinary shares have not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price may not be indicative of prices that will prevail in the trading market. The trading price of our ordinary shares following this offering is, therefore, likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	changes in financial estimates, including our ability to meet our future revenue and operating profit or loss projections;

•	fluctuations in our operating results or those of other semiconductor or comparable companies;

•	fluctuations in the economic performance or market valuations of companies perceived by investors to be comparable to us;

•	economic developments in the semiconductor or high-definition video processing industries as a whole;

•	general economic conditions and slow or negative growth of related markets;

•	announcements by us or our competitors of acquisitions, new products, significant contracts or orders, commercial relationships or capital commitments;

•	our ability to develop and market new and enhanced solutions on a timely basis;

•	commencement of or our involvement in litigation;

•	disruption to our operations;

•	any major change in our board of directors or management;

•	political or social conditions in the markets where we sell our products;

•	changes in governmental regulations; and

•	changes in earnings estimates or recommendations by securities analysts.

In addition, the stock market in general, and the market for semiconductor and other technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. These fluctuations may be even more pronounced in the trading market shortly following this offering. These broad market and industry factors may cause the market price of our ordinary shares to decrease, regardless of our actual operating performance. These trading price fluctuations may also make it more difficult for us to use our ordinary shares as a means to make acquisitions or to use options to purchase our ordinary shares to attract and retain employees. If the market price of shares of our ordinary shares after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities analysts or industry analysts downgrade our stock, publish negative research or reports or fail to publish reports about our business, our stock price and trading volume could decline.

The trading market for our ordinary shares will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely changes their recommendation regarding our stock or our competitors’ stock, our stock price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets which in turn could cause our stock price or trading volume to decline.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

The initial public offering price of our ordinary shares is substantially higher than the prices paid for our ordinary shares in the past and higher than the book value of the shares we are offering. This is referred to as dilution. Accordingly, if you purchase ordinary shares in the offering, you will incur immediate dilution of approximately $            per share in the net tangible book value per share from the price you pay for our ordinary shares based on the assumed initial public offering price of $            per share. If the holders of our outstanding stock options and warrants exercise those securities, you will incur additional dilution. In addition, we may raise additional capital through public or private equity or debt offerings, subject to market conditions. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance could result in further dilution to our shareholders. For a further description of the dilution that you will experience immediately after this offering, see the section of this prospectus titled “Dilution.”

The price of our stock could decrease as a result of shares being sold in the market after this offering.

Additional sales of our ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our shares to decline. Upon the completion of this offering, we will have approximately             ordinary shares outstanding, assuming no exercise of the underwriters’ over-allotment option. All of the ordinary shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended. Our directors, officers and other existing security holders will be subject to lock-up agreements described under the caption “Shares Eligible for Future Sale.” Subject to the restrictions under Rule 144 under the Securities Act, these securities will be available for sale following the expiration of these lock-up agreements. These lock-up agreements expire 180 days after the date of this prospectus, subject to extension in certain circumstances. Approximately             ordinary shares will be eligible for resale under Rule 144 immediately upon the expiration of the applicable lock-up period. In addition, Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc., as representatives of the underwriters, may also release shares subject to the lock-up prior to the expiration of the lock-up period at their discretion.

In addition, after this offering, the holders of approximately             ordinary shares, including ordinary shares issuable upon conversion of our redeemable preference shares upon the completion of this offering, will be entitled to cause us to register the sale of those shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

We intend to file a registration statement under the Securities Act covering             ordinary shares reserved for issuance under our stock plans. This registration statement is expected to be filed after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under this registration statement will be available for sale in the open market unless those shares are subject to vesting restrictions with us or the contractual restrictions described above.

A limited number of shareholders will have the ability to influence the outcome of director elections and other matters requiring shareholder approval.

After this offering, our executive officers and directors and their affiliates will beneficially own, in the aggregate, approximately     % of our outstanding ordinary shares, assuming no exercise of the underwriters’ over-allotment option. These shareholders, if they acted together, could exert substantial influence over matters requiring approval by our shareholders, including electing directors, adopting new compensation plans and approving mergers, acquisitions or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change of control of our company, which could deprive our shareholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other shareholders, including those who purchase shares in this offering.

Management will have broad discretion over the use of proceeds from this offering.

The net proceeds from this offering will be used for working capital and other general corporate purposes. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have not reserved or allocated specific amounts for these purposes, and we cannot specify with certainty how we will use the net proceeds. Accordingly, management will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

We do not intend to pay dividends on our ordinary shares and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We have never declared or paid any cash dividends on our ordinary shares and do not currently intend to do so for the foreseeable future. We currently intend to invest our future earnings, if any, to fund our growth. Therefore, you are not likely to receive any dividends on your ordinary shares for the foreseeable future and the success of an investment in our ordinary shares will depend upon any future appreciation in their value. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which our shareholders have purchased their shares.

Provisions of our post-offering memorandum and articles of association and Cayman Islands corporate law may discourage or prevent an acquisition of us which could adversely affect the value of our ordinary shares.

Provisions of our post-offering memorandum and articles of association and Cayman Islands law may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the division of our board of directors into three classes;

•	the right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or due to the resignation or departure of an existing board member;

•	prohibition of cumulative voting in the election of directors which would otherwise allow less than a majority of shareholders to elect director candidates;

•	the requirement for the advance notice of nominations for election to our board of directors or for proposing matters that can be acted upon at a shareholders’ meeting;

•

the ability of our board of directors to issue, without shareholder approval, such amounts of preference shares as the board of directors deems necessary and appropriate with terms set by our board of directors, which rights could be senior to those of our ordinary shares;

•	the elimination of the rights of shareholders to call a special meeting of shareholders and to take action by written consent in lieu of a meeting; and

•

the required approval of a special resolution of the shareholders, being a two-thirds vote of shares held by shareholders present and voting at a shareholder meeting, to alter or amend the provisions of our post-offering memorandum and articles of association.

Holders of our ordinary shares may face difficulties in protecting their interests because we are incorporated under Cayman Islands law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (as the same may be supplemented or amended from time to time) of the Cayman Islands and by the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as under statutes or judicial precedent in existence in jurisdictions in the United States. Therefore, you may have more difficulty in protecting your interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States due to the comparatively less developed nature of Cayman Islands law in this area.

Unlike many jurisdictions in the United States, Cayman Islands law does not specifically provide for shareholder appraisal rights on a merger or consolidation of a company. This may make it more difficult for you to assess the value of any consideration you may receive in a merger or consolidation or to require that the offeror give you additional consideration if you believe the consideration offered is insufficient.

Shareholders of Cayman Islands exempted companies, such as our company, have no general rights under Cayman Islands law to inspect corporate records and accounts or to obtain copies of lists of shareholders of the company. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Subject to limited exceptions, under Cayman Islands law, a minority shareholder may not bring a derivative action against the board of directors.

Holders of our ordinary shares may have difficulty obtaining or enforcing a judgment against us because we are incorporated under the laws of the Cayman Islands.

It may be difficult or impossible for you to bring an action against us in the Cayman Islands if you believe your rights have been infringed under U.S. securities laws. There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. While there is no binding authority on this point, this is likely to include, in certain circumstances, a non-penal judgment of a United States court imposing a monetary award based on the civil liability provisions of the U.S. federal securities laws. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere. There is uncertainty as to whether the Grand Court of the Cayman Islands would recognize or enforce judgments of United States courts obtained against us predicated upon the civil liability provisions of the securities laws of the United States or any state thereof and whether the Grand Court of the Cayman Islands would hear original actions brought in the Cayman Islands against us predicated upon the securities laws of the United States or any state thereof. See the section titled “Description of Share Capital—Differences in Corporate Law.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in, but not limited to, the sections titled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Executive Compensation.” Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as “anticipates,” “believes,” “could,” “seeks,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms. Forward-looking statements include, but are not limited to, statements about:

•	anticipated trends, challenges and growth in our business and the markets in which we operate;

•	our ability to address market and customer demands and to timely develop new or enhanced solutions to meet those demands;

•	our goals and strategies;

•	our plans for future solutions and continued investment in research and development;

•	our ability to retain and expand our customer relationships and to achieve design wins;

•	our expectations regarding our revenue, gross margin and expenses;

•	our expectations regarding competition in our existing and new markets;

•	our third-party manufacturing vendors’ capacity and pricing;

•	our and our customers’ and our vendors’ ability to respond successfully to technological or industry developments;

•	our ability to attract and retain a qualified management team and other qualified personnel;

•	our plans to implement a new enterprise resource planning system;

•	our anticipated cash needs and our estimates regarding our capital requirements and our needs for additional financing;

•	our intellectual property rights;

•	the average selling prices of semiconductor products;

•	the industry standards to which our solutions conform;

•	possible sources of new revenue; and

•	our expectations regarding the use of proceeds from this offering.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Important factors that could cause actual results to differ materially from our expectations are disclosed under “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements appearing elsewhere in this prospectus.

Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

This prospectus also contains estimates and other information concerning our industry and the camera and infrastructure markets, including market size and growth rates that we obtained from industry publications, surveys and forecasts, including Cisco Visual Networking Index, Infonetics Research, Nielsen Company and International Data Corporation. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. Although we believe the information in these industry publications, surveys and forecasts is reliable, we have not independently verified the accuracy or completeness of the information.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $             million, based on an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters fully exercised their over-allotment option, we estimate that our net proceeds would be approximately $             million after deducting estimated underwriting discounts and commissions. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes for this offering are to increase our working capital, create a public market for our ordinary shares, facilitate our access to the public capital markets and increase our visibility in our markets.

We intend to use our proceeds from this offering for general corporate purposes, including working capital and capital expenditures. In addition, we also may use a portion of the net proceeds to acquire complementary businesses, products or technologies. However, we are not currently contemplating any such acquisitions.

As of the date of this prospectus, however, we have not determined all of the anticipated uses for the proceeds of this offering or the amounts that we will actually spend on the uses set forth above. The amount and timing of actual expenditures may vary significantly depending upon a number of factors, including the amount of cash generated from our operations, competitive and technological developments and the rate of growth, if any, of our business. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering. Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

We have never declared or paid cash dividends. We currently intend to retain all available funds and any future earnings to support the operation, and to finance the growth and development, of our business. We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to declare cash dividends will be made at the discretion of our board of directors, and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table describes our capitalization as of January 31, 2011:

•	on an actual basis;

•

on a pro forma basis to reflect the conversion of all of our outstanding redeemable convertible preference shares into 55,206,656 ordinary shares and the conversion of warrants to purchase redeemable convertible preference shares into warrants to purchase ordinary shares upon completion of this offering and the filing of our post-offering amended and restated memorandum and articles of association, which will occur immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to reflect the pro forma conversions described immediately above and the sale of             ordinary shares in this offering at an assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus.

	As of January 31, 2011
	Actual	Pro Forma	Pro Forma as Adjusted
	(in thousands, except share and per share data)
Series A redeemable convertible preference shares, $0.0001 par value per share—25,250,000 shares authorized, 25,250,000 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$10,044	$—	$—
Series B redeemable convertible preference shares, $0.0001 par value per share—16,331,659 shares authorized, 16,331,659 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	12,937	—	—
Series C redeemable convertible preference shares, $0.0001 par value per share—17,000,000 shares authorized, 13,624,997 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	16,292	—	—
Ordinary shares, $0.0001 par value per share—200,000,000 shares authorized, 35,304,176 shares issued and outstanding, actual; shares authorized, 90,510,832 shares issued and outstanding, pro forma; and shares authorized, shares issued and outstanding, pro forma as adjusted	3	9
Preference shares, $0.0001 par value per share, no shares authorized, issued or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Additional paid-in capital	6,493	45,760
Accumulated deficit	(7,600)	(7,600)

Total shareholders’ equity (deficit)	(1,104)	38,169

Total capitalization	$38,169	$38,169

This table excludes the following shares:

•	17,194,147 ordinary shares issuable upon the exercise of options outstanding as of January 31, 2011, at a weighted-average exercise price of $0.97 per share;

•

163,317 shares issuable upon the exercise of warrants outstanding as of January 31, 2011 to purchase redeemable convertible preference shares, at an exercise price of $0.796 per share, which will convert into warrants to purchase 163,317 ordinary shares upon the completion of this offering;

•

            ordinary shares reserved for future issuance under our 2011 Equity Incentive Plan, as well as shares originally reserved for issuance under our 2004 Stock Plan, but which may become available for awards under our 2011 Equity Incentive Plan, which plan will become effective in connection with this offering and contains provisions that will automatically incase its share reserve each year, as more fully described in “Executive Compensation—Equity Incentive Plans;” and

•

            ordinary shares reserved for future issuance under our 2011 Employee Stock Purchase Plan, which plan will become effective in connection with this offering, as more fully described in “Executive Compensation—Equity Incentive Plans.”

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the mid-point of the price range reflected on the cover page of this prospectus, would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by approximately $            , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1,000,000 shares in the number of shares offered by us would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by approximately $            , assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

DILUTION

If you invest in our ordinary shares in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares and the pro forma as adjusted net tangible book value per ordinary share immediately after this offering. As of January 31, 2011, our pro forma net tangible book value was $37.4 million, or $0.41 per ordinary share. Our pro forma net tangible book value per ordinary share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of ordinary shares outstanding as of January 31, 2011, after giving effect to the conversion of our redeemable convertible preference shares into 55,206,656 ordinary shares and the conversion of our warrants to purchase redeemable convertible preference shares into 163,317 ordinary shares.

After giving effect to our sale in this offering of             ordinary shares at the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the cover page of this prospectus, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of January 31, 2011 would have been $             million, or $             per ordinary share. This represents an immediate increase of net tangible book value of $             per ordinary share to our existing shareholders and an immediate dilution of $             per ordinary share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per ordinary share		$
Pro forma net tangible book value per ordinary share as of January 31, 2011	$0.41
Increase in pro forma net tangible book value per ordinary share attributable to sale of ordinary shares in this offering

Pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering

Dilution in pro forma net tangible book value per ordinary share to investors in this offering		$

If the underwriters fully exercise their over-allotment option, the pro forma as adjusted net tangible book value per ordinary share after giving effect to this offering would be $             per ordinary share, and the dilution in pro forma net tangible book value per ordinary share to investors in this offering would be $             per ordinary share.

The following table summarizes, on a pro forma as adjusted basis as of January 31, 2011, the total number of ordinary shares purchased from us, the total consideration paid and the average price per share paid by existing shareholders and by new investors purchasing our ordinary shares in this offering at the assumed initial public offering price of $             per share, the mid-point of the price range set forth on the front cover of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	90,510,832		$42,366,427		$0.47
New investors

Totals		100%		100%

This above discussion and table exclude the following shares:

•	17,194,147 ordinary shares issuable upon the exercise of options outstanding as of January 31, 2011 at a weighted-average exercise price of $0.97 per share;

•

163,317 shares issuable upon the exercise of warrants outstanding as of January 31, 2011 to purchase redeemable convertible preference shares, at an exercise price of $0.796 per share, which will convert into warrants to purchase 163,317 ordinary shares upon the completion of this offering;

•

            ordinary shares reserved for future issuance under our 2011 Equity Incentive Plan, as well as shares originally reserved for issuance under our 2004 Stock Plan, but which may become available for awards under our 2011 Equity Incentive Plan, which plan will become effective in connection with this offering and contains provisions that will automatically increase its share reserve each year, as more fully described in “Executive Compensation—Equity Incentive Plans;” and

•

             ordinary shares reserved for future issuance under our 2011 Employee Stock Purchase Plan, which plan will become effective in connection with this offering, as more fully described in “Executive Compensation—Equity Incentive Plans.”

If the underwriters fully exercise their over-allotment option, our existing shareholders would own     % and our new investors would own     % of the total number of ordinary shares outstanding upon completion of this offering. The total consideration paid by our existing shareholders would be approximately $42.4 million, or     %, and the total consideration paid by our new investors would be $             million, or     %.

If all of the stock options and warrants outstanding at January 31, 2011 were exercised, then our existing shareholders, including the holders of these options and warrants, would own     % and our new investors would own     % of the total number of ordinary shares outstanding upon completion of this offering. The total consideration paid by our existing shareholders, including the holders of these stock options and warrants, would be approximately $59.1 million, or     %, and the total consideration paid by our new investors would be $             million, or     %. The average price per share paid by our existing shareholders would be $0.55 and the average price per share paid by our new investors would be $            .

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share would increase (decrease) our pro forma as adjusted net tangible book value by $            , or $             per share, and the pro forma dilution per share to investors in this offering by $             per share, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares we are offering. An increase of 1,000,000 shares in the number of shares offered by us would increase our pro forma as adjusted net tangible book value by approximately $            , or $             per share, and the pro forma dilution per share to investors in this offering would be $             per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a decrease of 1,000,000 shares in the number of shares offered by us would decrease our pro forma as adjusted net tangible book value by approximately $            , or $             per share, and the pro forma dilution per share to investors in this offering would be $             per share, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read together with our audited consolidated financial statements and the related notes thereto and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in this prospectus.

We derived the consolidated statements of operations data for the fiscal years ended January 31, 2009, 2010 and 2011 and the consolidated balance sheet data as of January 31, 2010 and 2011 from our audited consolidated financial statements included elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended January 31, 2007 and 2008 and the consolidated balance sheet data as of January 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements which are not included in this prospectus. Our historical results are not necessarily indicative of our future results.

	Year Ended January 31,
	2007	2008	2009	2010	2011
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$3,140	$21,489	$41,747	$71,525	$94,739
Cost of revenue	304	5,462	13,494	24,045	34,500

Gross profit	2,836	16,027	28,253	47,480	60,239

Operating expenses:
Research and development	14,058	19,001	26,576	27,638	34,449
Selling, general and administrative	1,748	3,462	4,605	6,894	10,313

Total operating expenses	15,806	22,463	31,181	34,532	44,762
Income (loss) from operations	(12,970)	(6,436)	(2,928)	12,948	15,477
Other income (loss), net	775	772	216	(114)	(47)

Income (loss) before income taxes	(12,195)	(5,664)	(2,712)	12,834	15,430
Provision (benefit) for income taxes	121	248	240	(454)	1,501

Net income (loss)	$(12,316)	$(5,912)	$(2,952)	$13,288	$13,929

Net income (loss) per share attributable to ordinary shareholders:
Basic(1)	$(0.61)	$(0.24)	$(0.10)	$0.11	$0.12

Diluted(1)	$(0.61)	$(0.24)	$(0.10)	$0.11	$0.11

Weighted-average shares used to compute net income (loss) per share attributable to ordinary shareholders:
Basic(1)	20,300,771	24,923,748	28,960,142	31,255,579	33,563,822

Diluted(1)	20,300,771	24,923,748	28,960,142	34,945,403	40,981,828

Pro forma net income per share attributable to ordinary shareholders (unaudited):
Basic(1)					$0.15

Diluted(1)					$0.14

Weighted-average shares used to compute pro forma net income per share attributable to ordinary shareholders (unaudited):
Basic(1)					88,770,478

Diluted(1)					96,188,484

(1)	See Note 9 and Note 10 to our audited consolidated financial statements for an explanation of the method used to calculate basic and diluted net income (loss) per ordinary share, unaudited pro forma basic and diluted net income per ordinary share and the number of shares used in the computation of the per share amounts.

Stock-based compensation expense included in the above line items was as follows:

	Year Ended January 31,
	2007	2008	2009	2010	2011
	(in thousands)
Cost of revenue	$—	$12	$18	$24	$41
Research and development	51	164	467	735	1,058
Selling, general and administrative	8	51	187	331	757

Total stock-based compensation	$59	$227	$672	$1,090	$1,856

	As of January 31,
	2007	2008	2009	2010	2011
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	$18,933	$17,843	$17,140	$31,599	$42,139
Working capital	13,641	8,747	6,749	20,148	35,764
Total assets	21,625	25,658	25,430	47,768	64,133
Total liabilities	7,781	17,051	18,606	25,928	25,964
Redeemable convertible preference shares	39,273	39,273	39,273	39,273	39,273
Total shareholders’ equity (deficit)	(25,429)	(30,666)	(32,449)	(17,433)	(1,104)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the financial condition and results of our operations should be read together with the “Selected Consolidated Financial Data” and audited consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and elsewhere in this prospectus, particularly in the “Risk Factors” section.

Overview

We are a leading developer of semiconductor processing solutions for video that enable high-definition video capture, sharing and display. We combine our processor design capabilities with our expertise in video and image processing, algorithms and software to provide a technology platform that is designed to be easily scalable across multiple applications and enable rapid and efficient product development. Our system-on-a-chip, or SoC, designs fully integrate high-definition video processing, image sensor processing, audio processing and system functions onto a single chip, delivering exceptional video and image quality, differentiated functionality and low power consumption.

The inherent flexibility of our technology platform enables us to deliver our solutions for numerous applications in multiple markets, including consumer pocket video cameras, wearable sport cameras, Internet Protocol, or IP, security cameras, and ruggedized outdoor cameras, which we refer to as the camera market, and broadcast encoding and IP video delivery applications, which we refer to as the infrastructure market. Our solutions enable the creation of high quality video content in the camera market and, in the infrastructure market, help to efficiently manage IP video traffic, which is rapidly becoming the predominant form of global IP traffic. We initially focused on the infrastructure market, where we were able to differentiate our solutions to broadcast customers based on high performance, low power consumption, small size and transmission and storage efficiency. Leveraging these same capabilities, we then designed high-performance solutions for the camera market, including for portable consumer and networked video devices. As a result of the differentiated attributes of our solution, we became a leading provider of video processing solutions for hybrid cameras, which capture both high-definition video and high-resolution still images. In addition, we have recently released the iOne, our first SoC solution designed to serve an emerging class of Android-enabled devices referred to as smart cameras, which combine the high-resolution image capture capabilities of hybrid cameras with advanced networking and application processing functionalities.

The history of our product development, manufacturing and sales and marketing efforts is as follows:

•

From our inception in 2004 to 2005, we were primarily engaged in the design and development of our core proprietary video and image processing technology, including our core system architecture, video and still image processing algorithms and system software, as well as the design of our first-generation video processor SoC, the A1.

•

In December 2005, we launched our first-generation 130 nanometer, or nm, A1 SoC based on our AmbaCast and AmbaClear technologies targeting primarily the broadcast infrastructure market. We commenced commercial shipments into the broadcast infrastructure market in May 2006 and subsequently into the camera market.

•

In 2007, we launched and commenced commercial shipments of our second-generation video processor, the 90 nm A2 SoC, targeting primarily hybrid cameras as well as the broadcast infrastructure market and networked video devices.

•	In 2008, we launched and commenced commercial shipments of our 65 nm A2S SoC targeting hybrid cameras.

•	In 2009, we launched and commenced commercial shipments of the A5 SoC, our next-generation video and image processor for hybrid cameras and networked video devices.

•

In 2009, we also launched and commenced commercial shipments of our A6 SoC targeting the infrastructure market to enable full high-definition 1080p60 television broadcasting as well as transcoding applications.

•	In 2010, we launched and commenced commercial shipments of our 45 nm A5S SoC, an ultra-low power chip targeting hybrid cameras and networked video devices.

•	In 2010, we launched and commenced commercial shipments of the A7 SoC, our first full high-definition 1080p60 solution targeting hybrid cameras and networked video devices.

•

In 2010, we also launched and commenced commercial shipments of our S3D chip, a pre-processing solution that works in conjunction with our video processing SoCs to enable full high-definition 3D video content capture using hybrid cameras.

•	In 2011, we launched our iOne smart camera processing solution, which enables advanced networking and application processing capabilities for Android operating system-based devices.

We sell our solutions to leading original design manufacturers, or ODMs, and original equipment manufacturers, or OEMs, globally. We refer to ODMs as our customers and OEMs as our end customers, except as otherwise indicated or as the context otherwise requires. In the camera market, our video processing solutions are designed into products from leading OEMs including Eastman Kodak Company, GoPro, Samsung Electronics Co., Ltd. and Sony Corporation, who source our solutions from ODMs including Ability Enterprise Co., Ltd., Asia Optical Co. Inc., Chicony Electronics Co., Ltd., DXG Technology Corp., Hon Hai Precision Industry Co., Ltd. and Sky Light Digital Ltd. In the infrastructure market, our solutions are designed into products from leading OEMs including Harmonic Inc., Motorola Mobility, Inc. and Telefonaktiebolaget LM Ericsson, who source our solutions from leading ODMs such as Plexus Corp.

We have shipped more than 15 million SoCs since our inception in 2004. We employ a fabless manufacturing strategy and are currently shipping the majority of our solutions in the 65 nm and 45 nm process nodes, and have a proven track record of developing and delivering multiple solutions with first-pass silicon success. As of March 31, 2011, we had 395 employees worldwide, the majority of whom are in research and development. Our headquarters are located in Santa Clara, California, and we also have research and development design centers and business development offices in China, Hong Kong, Japan, South Korea and Taiwan.

Our sales model focuses on direct alignment with our customers through close coordination of our sales and marketing and system engineering teams. We have direct sales personnel covering the United States and Asia focusing primarily on major OEM customers, and have sales offices in Santa Clara, California and Hong Kong. We also employ a business development workforce in China, Japan, South Korea and Taiwan to work closely with local ODMs that support our broader customer base.

A substantial portion of our revenue is derived from sales through our logistics provider, WT Microelectronics Co., Ltd., or WT, who serves as our non-exclusive sales representative in all of Asia other than Japan. For the fiscal years ended January 31, 2009, 2010 and 2011, approximately 74%, 84% and 91% of our revenue, respectively, was derived from sales through WT. We anticipate that a significant portion of our revenue will continue to be derived from sales through WT for the foreseeable future.

Our revenue has grown from approximately $3.1 million in fiscal year 2007 to $94.7 million in fiscal year 2011. Sales to customers in Asia accounted for approximately 75%, 91% and 94% of our revenue in the fiscal years ended January 31, 2009, 2010 and 2011, respectively. As many of our OEM customers or their ODM manufacturers are located in Asia, we anticipate that a majority of our revenue will continue to come from sales to customers in that region. Although a large percentage of our sales are made to customers in Asia, we believe that a significant number of the products designed by these customers and incorporating our SoCs are then sold to end users globally. In 2011, 75% of our revenue was attributable to sales of our solutions into the camera market and 25% of our revenue was attributable to sales of our solutions into the infrastructure market. To date, all of our sales have been denominated in U.S. dollars. For more information about our revenue by geographic region, see Note 13 to our audited consolidated financial statements.

We derive a significant portion of our revenue from a small number of ODM customers, and we anticipate that we will continue to do so for the foreseeable future. In fiscal year 2011, sales directly and through our logistics providers to our five largest customers collectively accounted for approximately 57% of our revenue and our 10 largest customers collectively accounted for approximately 82% of our revenue.

We rely on third parties for substantially all of our manufacturing operations, including wafer fabrication, assembly and testing. We currently manufacture the majority of our solutions in 65 nm and 45 nm silicon wafer production process geometries utilizing the services of several different foundries. To date, the majority of our SoCs have been supplied by Global UniChip Corporation, or GUC, in Taiwan, from whom we purchase fully assembled and tested products. The wafers used by GUC in the assembly of our products are manufactured by Taiwan Semiconductor Manufacturing Co., Ltd., or TSMC, in Taiwan. Beginning in fiscal year 2010, we also began to use Samsung Electronics Co., Ltd., or Samsung, in South Korea, from whom we have the option to purchase both fully assembled and tested products as well as raw wafers. GUC subcontracts the assembly of the products it supplies to us to Advanced Semiconductor Engineering, Inc., or ASE, and Siliconware Precision Industries Co., Ltd. Samsung subcontracts the assembly and initial testing of the products it supplies to us to Signetics Corporation and STATS ChipPAC Ltd. All test software and related processes for our products are developed by our engineers. We continually monitor the results of testing at all of our test contractors to ensure that our testing procedures are properly implemented. Final testing of all of our products is handled by King Yuan Electronics Co., Ltd. or by Sigurd Corporation under the supervision of our engineers. We depend on these parties to supply us with material of a requested quantity in a timely manner that meets our standards for yield, cost and manufacturing quality. We do not have long-term supply agreements with any of our manufacturing suppliers.

We engage in substantial research and development efforts to develop new products and integrate additional features and capabilities into our high-definition video and image processing solutions. Our research and development team is comprised of semiconductor, system hardware and system software designers. Our design teams have extensive experience in large-scale semiconductor and system design, including architecture description, logic and circuit design, implementation and verification. We have assembled our core team of experienced engineers and systems designers in three research and development design centers located in the United States, China and Taiwan. For the fiscal years ended January 31, 2009, 2010 and 2011, our research and development expense was $26.6 million, $27.6 million and $34.4 million, respectively. We expect to continue to invest significant resources in research and development.

Our business depends on winning competitive bid selection processes, known as design wins, to enable our solutions to be incorporated into our customers’ products. These selection processes are typically lengthy, and our sales cycles will vary based on market served, whether the design win is with an existing or a new customer and whether our solution being designed in our customer’s device is a first generation or subsequent generation solution. Our customers’ products can be complex and, if our engagement results in a design win, can require significant time and effort before there is volume production. We incur significant design and development expenditures prior to recognizing any related revenue, and in some instances we may not recognize any revenue at all. We do not have any long-term purchase commitments with any of our customers, all of whom purchase our solutions on a purchase order basis. Once one of our solutions is incorporated into a customer’s design, however, we believe that our solution is likely to remain a component of the customer’s product for its life cycle because of the time and expense associated with redesigning a product or substituting an alternative solution. Product life cycles in our target markets vary by application.

Our ability to achieve revenue growth in the future will depend, among other factors, on our ability to further penetrate existing markets, and to obtain design wins and leverage our existing core architecture, software and system expertise in emerging markets where high-definition video capture, sharing and display are critical attributes.

References in this prospectus to years and quarters refer to calendar years and quarters, except as otherwise indicated or as the context otherwise requires.

Factors Affecting Our Performance

Design Wins. We closely monitor design wins by customer and end market. We consider design wins to be critical to our future success, although the revenue generated by each design win can vary significantly. Our long-term sales expectations are based on forecasts from customers and internal estimations of customer demand factoring in the expected time to market for end customer products incorporating our solutions and associated revenue potential.

Pricing, Product Cost and Margins. Our pricing and margins depend on the volumes and the features of the solutions we provide to our customers. Additionally, we make significant investments in new solutions for both cost improvements and new features that we expect to drive revenue and maintain margins. In general, solutions incorporated into more complex configurations, such as those used in the infrastructure market, have higher prices and higher gross margins as compared to solutions sold into the camera market. Our average selling price, or ASP, can vary by market and application due to market-specific supply and demand, the maturation of products launched in previous years and the launch of new products.

We continually monitor the cost of our solutions. As we rely on third-party manufacturers for the production of our products, we maintain a close relationship with these suppliers to continually monitor production yields, component costs and design efficiencies.

Sales Volume. A typical design win can generate a wide range of sales volumes for our solutions, depending on the end market demand for our customers’ products. This can depend on several factors, including the reputation of the end customer, market penetration, product capabilities, size of the end market that the product addresses and our end customers’ ability to sell their products. In certain cases, we may provide volume discounts on sales of our solutions, which may be offset by lower manufacturing costs related to higher volumes. In general, our customers with greater market penetration and better branding tend to develop products that generate larger volumes over the product life cycle.

Customer Product Life Cycle. We estimate our customers’ product life cycles based on the customer, type of product and end market. In general, products launched in the camera market have shorter life cycles than those sold into the infrastructure market. We typically commence commercial shipments from six to 15 months following a design win. A portable consumer device typically has a product life cycle of six to 18 months. For networked video devices, the product life cycle can range from 12 to 36 months. In the infrastructure market, the product life cycle can range from 24 to 60 months.

Results of Operations

Revenue

We derive substantially all of our revenue from the sale of high-definition video and image processing SoC solutions to OEMs and ODMs, either directly or through our logistics providers. Our SoC solutions have been used in the camera and infrastructure markets, and we expect these will be the primary markets for our solutions for the foreseeable future. We derive a substantial portion of our revenue from sales made indirectly through our logistics provider, WT Microelectronics Co., Ltd.

We typically experience seasonal fluctuations in our quarterly revenue with our third fiscal quarter normally being the highest revenue quarter. This fluctuation has been driven primarily by increased sales into the camera market as our customers build inventory in preparation for the holiday shopping season. More generally, our average selling prices fluctuate based on the mix of our solutions sold in a period which reflects the impact of both changes in unit sales of existing solutions as well as the introduction and sales of new solutions. Our solutions are typically characterized by a life cycle that begins with higher average selling prices and lower volumes, followed by broader market adoption, higher volumes and average selling prices that are lower than initial levels.

Cost of Revenue and Gross Margin

Cost of revenue includes the cost of materials such as wafers processed by third-party foundries, costs associated with packaging, assembly and test, and our manufacturing support operations such as logistics, planning and quality assurance. Cost of revenue also includes indirect costs such as warranty, inventory valuation reserves and other general overhead costs.

Gross profit is revenue less cost of revenue. Gross margin is gross profit expressed as a percentage of revenue. We expect that our gross margin may fluctuate from period to period as a result of changes in average selling price, product mix and the introduction of new products by us or our competitors. In general, solutions incorporated into more complex configurations, such as those used in the infrastructure market, have higher prices and higher gross margins, as compared to solutions sold into the camera market. As semiconductor products mature and unit volumes sold to customers increase, their average selling prices typically decline. These declines may be paired with improvements in manufacturing yields and lower wafer, packaging and test costs, which offset some of the margin reduction that could result from lower selling prices. We believe that our gross margin may continue to decline for the foreseeable future as we continue to penetrate the highly competitive camera market and as we launch our solutions into new markets.

Research and Development

Research and development expense consists primarily of personnel costs, including salaries, stock-based compensation and employee benefits. The expense also includes costs of development incurred in connection with our collaborations with our foundries, costs of licensing intellectual property from third parties for product development, costs of development for software and hardware tools, cost of fabrication of mask sets for prototype products, and allocated depreciation and facility expenses. All research and development costs are expensed as incurred. We expect our research and development expense to increase in absolute dollars as we continue to enhance and expand our product features and offerings.

Selling, General and Administrative

Selling, general and administrative expense consists primarily of personnel costs, including salaries, stock-based compensation and employee benefits for our sales, marketing, finance, human resources, information technology and administrative personnel. The expense also includes professional service costs related to accounting, tax, legal services, and allocated depreciation and facility expenses. We expect our selling expense to increase in absolute dollars as we expand the size of our sales and marketing organization to support our anticipated growth. We expect our general and administrative expense to increase in absolute dollars and as a percent of revenue as we develop the infrastructure necessary to operate as a public company, which includes increased audit and legal fees, costs to comply with the Sarbanes-Oxley Act of 2002 and the rules and regulations applicable to companies listed on                     , investor relations costs, as well as higher insurance premiums.

Other Income (Loss), Net

Other income (loss), net consists primarily of gain and loss from foreign currency transactions and remeasurements. It also includes gain and loss from revaluation of fair value of warrants to purchase our redeemable convertible preference shares and interest earned from investing in money market funds.

Provision (Benefit) for Income Taxes

We conduct our business in many countries and regions and are subject to taxation in many jurisdictions. We are incorporated in the Cayman Islands and we have subsidiaries in the United States, China, Taiwan, Hong Kong, South Korea and Japan. As a result, our worldwide operating income is subject to varying tax rates. Consequently, our effective tax rate is highly dependent upon the geographic distribution of our earnings or losses and the tax laws and regulations in each geographical region.

The following table sets forth a summary of our statement of operations for the periods indicated:

	Year Ended January 31,
	2009	2010	2011
	(in thousands)
Revenue	$41,747	$71,525	$94,739
Cost of revenue	13,494	24,045	34,500

Gross profit	28,253	47,480	60,239

Operating expenses:
Research and development	26,576	27,638	34,449
Selling, general and administrative	4,605	6,894	10,313

Total operating expenses	31,181	34,532	44,762
Income (loss) from operations	(2,928)	12,948	15,477
Other income (loss), net	216	(114)	(47)

Income (loss) before income taxes	(2,712)	12,834	15,430
Provision (benefit) for income taxes	240	(454)	1,501

Net income (loss)	$(2,952)	$13,288	$13,929

The following table sets forth a summary of our statement of operations as a percentage of revenue of each line item:

	Year Ended January 31,
	2009	2010	2011
Revenue	100%	100%	100%
Cost of revenue	32	34	36

Gross profit	68	66	64
Operating expenses:
Research and development	64	39	36
Selling, general and administrative	11	10	11

Total operating expenses	75	49	47
Income (loss) from operations	(7)	17	17
Other income (loss), net	1	—	—

Income (loss) before income taxes	(6)	17	17
Provision (benefit) for income taxes	1	(1)	2

Net income (loss)	(7)%	18%	15%

Comparison of the Fiscal Years Ended January 31, 2009, 2010 and 2011

Revenue

				Change
	Year Ended January 31,			2010		2011
	2009	2010	2011	Amount	%	Amount	%
	(dollars in thousands)
Revenue	$41,747	$71,525	$94,739	$29,778	71%	$23,214	32%

Revenue increased for the fiscal year ended January 31, 2011 due to an increase in the number of units sold across all markets. This unit increase reflected a broader adoption of our A6 and A5S SoCs by current and new customers, as well as growth in sales of our A5 SoC in the camera market. The launch and adoption of the lower-priced A5S SoC in the camera market enabled us to continue to expand penetration into our end customers’ products. Increased revenue from sales into the infrastructure market reflected increased expenditures on capital equipment by end customers and the wider adoption of our A6 SoC launched in the previous fiscal year.

Revenue increased for the fiscal year ended January 31, 2010 due primarily to the increased unit sales of our A5, A2S and A2 SoCs in the camera market. In addition, we were also able to sell our A5 SoCs at higher ASPs than the previous generation SoCs that we sold into these markets in the prior year. This increase was partially offset by a reduction in revenue in the infrastructure market as a result of reduced capital expenditures for infrastructure equipment by end users due to weaker macroeconomic conditions.

Cost of Revenue and Gross Margin

				Change
	Year Ended January 31,			2010		2011
	2009	2010	2011	Amount	%	Amount	%
	(dollars in thousands)
Cost of revenue	$13,494	$24,045	$34,500	$10,551	78%	$10,455	43%
Gross profit	28,253	47,480	60,239	19,227	68	12,759	27
Gross margin	68%	66%	64%	—	(2)%	—	(2)%

Cost of revenue increased for the fiscal years ended January 31, 2011 and January 31, 2010 primarily due to the increased number of units purchased by our customers.

Gross margin decreased year-over-year in both years primarily because we derived a higher proportion of our revenue from sales into the camera market.

Research and Development

				Change
	Year Ended January 31,			2010		2011
	2009	2010	2011	Amount	%	Amount	%
	(dollars in thousands)
Research and development	$26,576	$27,638	$34,449	$1,062	4%	$6,811	25%

Research and development expense increased for the fiscal year ended January 31, 2011 primarily due to an increase in engineering headcount and new product development costs, which were partially offset by lower license fees associated with software design tools. Our research and development engineering headcount increased to 300 at January 31, 2011 compared to 244 at January 31, 2010, resulting in an increase in personnel costs and stock-based compensation expense of approximately $5.0 million. For the fiscal year ended January 31, 2011, product development costs incurred at our foundries increased from $4.6 million in the prior fiscal year to $7.3 million as we developed more new SoCs compared to the prior year.

Research and development expense increased for the fiscal year ended January 31, 2010 primarily due to an increase in engineering headcount, new product development costs and higher license fees for design tools. Our research and development engineering headcount increased to 244 at January 31, 2010 compared to 192 at January 31, 2009, resulting in an increase in personnel costs and stock-based compensation expense of approximately $2.7 million. For the fiscal year ended January 31, 2010, product development costs incurred at our foundries declined from $7.5 million in the prior fiscal year to $4.6 million as we developed fewer new SoCs compared to the prior year.

Selling, General and Administrative

				Change
	Year Ended January 31,			2010		2011
	2009	2010	2011	Amount	%	Amount	%
	(dollars in thousands)
Selling, general and administrative	$4,605	$6,894	$10,313	$2,289	50%	$3,419	50%

Selling, general and administrative expense increased over each of the last two fiscal years primarily due to increases in headcount and outside services to support our expanding business and operations. Our selling, general and administrative headcount increased from 36 at January 31, 2009 to 54 at January 31, 2010 and to 72 at January 31, 2011. Personnel costs, including stock-based compensation expense, were approximately $3.7 million, $5.3 million and $7.8 million for the fiscal years ended January 31, 2009, 2010 and 2011, respectively.

Other Income (Loss), Net

				Change
	Year Ended January 31,			2010		2011
	2009	2010	2011	Amount	%	Amount	%
	(dollars in thousands)
Other income (loss), net	$216	$(114)	$(47)	$(330)	(153)%	$67	59%

In fiscal year 2011, other income (loss), net was primarily attributable to changes in exchange rates related to foreign currency offset by interest income. In fiscal year 2010, other income (loss), net was the result of warrant-revaluation expense and foreign exchange losses partially offset by total interest income.

Provision (Benefit) for Income Taxes

	Year Ended January 31,
	2009	2010	2011
	(in thousands)
Current:
U.S. federal tax	$116	$678	$306
U.S. state taxes	67	143	—
Non-U.S. foreign taxes	170	235	708

	353	1,056	1,014

Deferred:
U.S. federal tax	—	(1,414)	473
U.S. state taxes	—	(205)	10
Non-U.S. foreign taxes	(113)	109	4

	(113)	(1,510)	487

Provision (benefit) for income taxes	$240	$(454)	$1,501

Income tax expense was $1.5 million for the fiscal year ended January 31, 2011, as compared to an income tax benefit of $0.5 million for the fiscal year ended January 31, 2010. The increase in income tax expense in the fiscal year ended January 31, 2011 was primarily due to a valuation allowance release of $1.5 million during the fiscal year ended January 31, 2010 combined with increased profitability in certain taxable jurisdictions.

We recorded an income tax benefit of $0.5 million for the fiscal year ended January 31, 2010 as compared to an income tax expense of $0.2 million for the fiscal year ended January 31, 2009. The change in income tax expense was primarily due to a valuation allowance release of $1.5 million during the fiscal year ended January 31, 2010, partially offset by an increase in profitability in certain taxable jurisdictions.

Selected Quarterly Results of Operations

The following table presents our unaudited quarterly results of operations for the eight quarters in the period ended January 31, 2011. This unaudited quarterly information has been prepared on the same basis as our audited consolidated financial statements and includes all adjustments, consisting of only normal recurring adjustments, necessary for the fair statement of the information for the quarters presented. You should read this table together with our audited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. Our quarterly results of operations will vary in the future. The results of operations for any quarter are not necessarily indicative of any future results.

	For the Three Months Ended
	Apr. 30, 2009	Jul. 31, 2009	Oct. 31, 2009	Jan. 31, 2010	Apr. 30, 2010	Jul. 31, 2010	Oct. 31, 2010	Jan. 31, 2011
	(in thousands)
Revenue	$11,894	$16,944	$24,735	$17,952	$21,260	$23,322	$28,069	$22,088
Cost of revenue	3,289	5,817	8,861	6,078	6,835	8,688	11,328	7,649

Gross profit	8,605	11,127	15,874	11,874	14,425	14,634	16,741	14,439
Operating expenses:
Research and development	5,871	6,201	7,706	7,860	7,935	8,915	8,891	8,708
Selling, general and administrative	1,422	1,528	1,890	2,054	2,242	2,513	2,569	2,989

Total operating expenses	7,293	7,729	9,596	9,914	10,177	11,428	11,460	11,697
Income from operations	1,312	3,398	6,278	1,960	4,248	3,206	5,281	2,742
Other income (loss), net	(17)	(9)	(30)	(58)	8	13	(6)	(62)

Income before income taxes	1,295	3,389	6,248	1,902	4,256	3,219	5,275	2,680
Provision (benefit) for income taxes	177	124	222	(977)	554	653	399	(105)

Net income	$1,118	$3,265	$6,026	$2,879	$3,702	$2,566	$4,876	$2,785

The following table presents the unaudited quarterly results of operations as a percentage of revenue:

	For the Three Months Ended
	Apr. 30, 2009	Jul. 31, 2009	Oct. 31, 2009	Jan. 31, 2010	Apr. 30, 2010	Jul. 31, 2010	Oct. 31, 2010	Jan. 31, 2011
Revenue	100%	100%	100%	100%	100%	100%	100%	100%
Cost of revenue	28	34	36	34	32	37	40	35

Gross profit	72	66	64	66	68	63	60	65
Operating expenses:
Research and development	49	37	31	44	37	38	32	39
Selling, general and administrative	12	9	8	11	11	11	9	14

Total operating expenses	61	46	39	55	48	49	41	53
Income from operations	11	20	25	11	20	14	19	12
Other income (loss), net	—	—	—	—	—	—	—	—

Income before income taxes	11	20	25	11	20	14	19	12
Provision (benefit) for income taxes	1	1	1	(5)	3	3	1	1

Net income	10%	19%	24%	16%	17%	11%	17%	13%

We typically experience seasonal fluctuations in our quarterly revenue with our third fiscal quarter normally being the highest revenue quarter. This seasonality is primarily the result of increased sales into the camera market as our customers build inventory in preparation for the holiday shopping season. For example, for the third fiscal quarter ended October 31, 2009, our revenue increased approximately 46% from the second fiscal quarter ended July 31, 2009. However, our revenue for the fourth fiscal quarter ended January 31, 2010 decreased approximately 27% from the third fiscal quarter ended October 31, 2009.

Cost of revenue generally varies with revenue and product mix. However, industry-wide capacity constraints and potential delays in our supply chain can increase our cost of revenue in any given period. For example, in the fiscal quarter ended October 31, 2010, our cost of revenue increased because GUC temporarily increased our purchase price for certain of our chips and required us to pay additional fees in order to meet our scheduled production.

Our gross margin also generally varies with revenue and product mix. In general, solutions incorporated into more complex configurations, such as those used in the infrastructure market, have higher prices and higher gross margins, as compared to solutions sold into the camera market. We expect that our gross margin will vary materially from quarter to quarter primarily based on the percentage of our revenue that is attributable to the camera market versus the infrastructure market and also the mix of products that we sell in those markets. We believe that our gross margin may continue to decline for the foreseeable future as we continue to penetrate the highly competitive camera market and as we launch our solutions into new markets.

Research and development expense generally increased sequentially primarily due to an increase in engineering headcount and the costs associated with conceptual formulation, design, construction of prototypes, testing of product alternatives and third-party technology licensing agreements to support our new product development projects. Research and development expense as a percentage of revenue will fluctuate from quarter to quarter primarily based on fluctuations in revenue and the timing of our investments in new products.

Selling, general and administrative expense increased primarily due to increases in headcount, business development efforts and outside professional services to support our growing sales and marketing efforts and higher legal and accounting fees. Selling, general and administrative expense as a percentage of revenue will fluctuate from quarter to quarter primarily based on the timing of these expenses.

Liquidity and Capital Resources

Sources of Liquidity

We have generated net income in each quarter beginning with the first quarter of fiscal year 2010 and we have generated cash from operations in each of fiscal years 2009, 2010 and 2011. As of January 31, 2011, we had cash and cash equivalents of $41.9 million.

Cash Flows

The following table summarizes our cash flows for the periods indicated:

	Year Ended January 31,
	2009	2010	2011
	(in thousands)
Net cash provided by operating activities	$94	$15,189	$13,025
Net cash provided by (used in) investing activities	(1,577)	(5,719)	2,059
Net cash provided by financing activities	202	567	213

Net increase (decrease) in cash and cash equivalents	$(1,281)	$10,037	$15,297

Net Cash Provided by Operating Activities

Net cash provided by operating activities in fiscal year 2011 primarily reflected net income of $13.9 million, increased by non-cash operating charges for depreciation and amortization of $1.6 million and stock-based compensation of $1.9 million. Operating cash flows were also provided by decreases in accounts receivable of $0.3 million and deferred tax assets of $0.5 million, and an increase in accounts payable of $1.6 million, which were offset by increases in inventory of $5.7 million and decreases in accrued liabilities of $0.3 million and deferred revenue of $0.5 million. The increases in our inventory and accounts payable resulted from higher production volumes to support increased sales of our solutions.

Net cash provided by operating activities in fiscal year 2010 primarily reflected net income of $13.3 million, increased by non-cash operating charges for depreciation and amortization of $1.3 million and stock-based compensation of $1.1 million. Operating cash flows were also provided by increases in accounts payable of $0.6 million, accrued liabilities of $3.7 million and deferred revenue of $2.0 million, which were offset by increases in accounts receivable of $4.2 million, inventory of $1.2 million and deferred tax assets of $1.5 million. Our accounts payable and accrued liabilities increased as a result of increased production volumes to support growing sales and the cost of licensed third-party technology and intellectual property to support new product development. Our deferred revenue increased as a result of increased shipments of our solutions. Receivables and inventories increased primarily due to an increase in sales in fiscal year 2010 and forecasted sales for fiscal year 2011. In fiscal year 2010, we released $1.5 million of tax valuation allowance as a result of positive evidence of continuing profit of our business, which resulted in an increase in deferred tax assets of $1.5 million at the end of fiscal year 2010.

Net cash provided by operating activities in fiscal year 2009 primarily reflected a net loss of $3.0 million, offset by non-cash operating charges for depreciation of $1.0 million and stock-based compensation of $0.7 million. Operating cash flows were also provided by a decrease in inventory of $0.9 million, increases in accounts payable of $2.0 million and deferred revenue of $1.2 million, which were offset by an increase in accounts receivable of $1.2 million and a decrease in accrued liabilities of $1.5 million. The decline in inventory and increases in accounts receivable and deferred revenue resulted from our significant revenue growth and product shipments of our solutions. The increase in accounts payable resulted from higher production volumes to support our rapidly growing sales.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities during fiscal year 2011 consisted of $0.2 million invested in certificates of deposit, $1.0 million invested in a private company, $0.9 million in purchases of property and equipment and $0.8 million in purchases of intangible assets. These investments were offset by the receipt of $5.0 million in cash from the maturity of certificates of deposit purchased in fiscal year 2010.

Net cash used in investment activities during fiscal year 2010 consisted of $5.0 million invested in certificates of deposit, $0.4 million in purchases of property and equipment and $0.9 million in purchases of intangible assets. These investments were partially offset by receipt of $0.6 million in cash from the maturity of a certificate of deposit.

Net cash used in investment activities during fiscal year 2009 consisted of $0.6 million invested in certificates of deposit and $1.0 million for purchases of property and equipment.

Net Cash Provided by Financing Activities

Net cash provided by financing activities was $0.2 million, $0.6 million and $0.2 million in fiscal years 2009, 2010 and 2011, respectively, which resulted from exercises of stock options.

Operating and Capital Expenditure Requirements

We have generated net income in each quarter beginning with the first quarter of fiscal year 2010 and we have generated cash from operations in each of fiscal years 2009, 2010 and 2011. We believe that our anticipated cash generated from operations and our existing cash balances will be sufficient to meet our anticipated cash requirements through at least the next 12 months. In the future, we expect our operating and capital expenditures to increase as we increase headcount, expand our business activities and implement and enhance our information technology and enterprise resource planning systems. We expect our accounts receivable and inventory balances to increase, and to be partially offset by increases in accounts payable, which will result in a greater need for working capital. If our available cash balances and net proceeds from this offering are insufficient to satisfy our future liquidity requirements, we may in the future seek to sell equity or convertible debt securities or borrow funds commercially. The sale of equity and convertible debt securities may result in dilution to our shareholders and those securities may have rights senior to those of our ordinary shares. If we raise additional funds through the issuance of convertible debt securities, these securities could contain covenants that would restrict our operations. We may require additional capital beyond our currently anticipated amounts. Additional capital may not be available to us on reasonable terms, or at all.

Our short- and long-term capital requirements will depend on many factors, including the following:

•	our ability to generate cash from operations;

•	our ability to control our costs;

•	the emergence of competing or complementary technologies or products;

•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights, or participating in litigation-related activities; and

•	our acquisition of complementary businesses, products and technologies.

Contractual Obligations, Commitments and Contingencies

Our principal contractual obligations consist of operating leases for office facilities, operating leases for certain software and non-cancellable purchase obligations primarily related to inventory purchases.

The following table summarizes our outstanding contractual obligations as of January 31, 2011:

	Payment Due by Period as of January 31, 2011
	(in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	All Other
Contractual Obligations
Facilities under operating leases(1)	$3,594	$1,323	$1,478	$793	$—	$—
Technology license or other obligations under operating leases(2)	1,127	811	284	32	—	—
Noncancellable purchase obligations(3)	15,552	15,552	—	—	—	—
Uncertain tax liabilities(4)	773	—	—	—	—	773

Total	$21,046	$17,686	$1,762	$825	$—	$773

(1)	Facilities under operating leases represent facilities in Santa Clara, California, Taiwan, China, Hong Kong, Japan and South Korea. The leases for our Santa Clara, California headquarters and Hong Kong have three-year terms and terminate in fiscal year 2014. The leases for two China facilities have five-year and three-year terms and terminate in fiscal year 2016 and 2014, respectively. The leases for Japan and South Korea have two-year terms and terminate in fiscal year 2013. The lease for our Taiwan office is a year-to-year term.
(2)	Technology license obligations under operating leases represent future cash payments for software or other technology licenses which are used in product design or daily operation.
(3)	Non-cancellable purchase obligations consist primarily of inventory purchase obligations with our independent contract manufacturers.
(4)	Uncertain tax liabilities represent our liabilities for uncertain tax positions as of January 31, 2011. We are unable to reasonably estimate the timing of payments in individual years due to uncertainties in the timing of the effective settlement of tax positions.

Off-Balance Sheet Arrangements

Since our inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.

Quantitative and Qualitative Disclosure of Market Risks

We had cash, cash equivalents and restricted cash totaling $17.1 million, $31.6 million and $42.1 million at January 31, 2009, 2010 and 2011, respectively. Our cash, cash equivalents and restricted cash consist of cash in standard bank accounts and investments in certificates of deposit. The primary objectives of our investment activities are to preserve principal and provide liquidity without significantly increasing risk. Our cash and cash equivalents are held for working capital purposes. We do not enter into investments for trading or speculative purposes.

Foreign Currency Risk

To date, all of our product sales and inventory purchases have been denominated in U.S. dollars. We therefore have not had any foreign currency risk associated with these two activities. The functional currency of all of our entities is the U.S. dollar. Our operations outside of the United States incur operating expenses and hold assets and liabilities denominated in foreign currencies, principally the Chinese Yuan Renminbi and the New Taiwan Dollar. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates. However, we believe that the exposure to foreign currency fluctuation from operating expenses is immaterial at this time as the related costs do not constitute a significant portion of our total expenses. As we grow our operations, our exposure to foreign currency risk could become more significant.

To date, we have not entered into any foreign currency exchange contracts and currently do not expect to enter into foreign currency exchange contracts for trading or speculative purposes.

Recent Authoritative Accounting Guidance

See Note 1 to our audited consolidated financial statements for information regarding recently issued accounting pronouncements.

Critical Accounting Policies and Significant Management Estimates

Our audited consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, or GAAP. In connection with the preparation of our audited consolidated financial statements, we are required to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. On an ongoing basis, we evaluate the estimates, judgments and assumptions including those related to revenue recognition, allowance for doubtful accounts, inventory valuation, impairment of long-lived assets, impairment of financial instruments, warranty costs, valuation of equity instruments, stock-based compensation, deferred income tax assets, valuation allowances and uncertain tax positions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgment and estimates. These estimates, judgments and assumptions are based on historical experience and on various other factors that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates under different assumptions or conditions, and such differences could be material. Our significant accounting policies are summarized in Note 1 to our audited consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

We generate revenue from the sale of our SoCs to OEMs or ODMs, either directly or through logistics providers. Revenue from sales directly to OEMs and ODMs is generally recognized upon shipment provided persuasive evidence of an arrangement exists, legal title to the products has transferred, the fee is fixed or determinable, and collection of the resulting receivable is reasonably assured. We provide our logistics providers with the right to return excess levels of inventory and with future price adjustments. Given our inability to reasonably estimate these price changes and returns, revenue and costs related to shipments to our logistics providers are deferred until we have received notification from our logistics providers that they have sold our products. Information reported by our logistics providers includes product resale price, quantity and end customer shipment information as well as remaining inventory on hand. At the time of shipment to a logistics provider, we record a trade receivable as there is a legally enforceable right to receive payment, reduce inventory for the value of goods shipped as legal title has passed to the logistics provider and defer the related margin as deferred revenue in our consolidated balance sheets. Any price adjustments are recorded as a reduction to deferred revenue at the time the adjustments are agreed upon.

Arrangements with certain OEM customers provide for pricing that is dependent upon the end products into which our SoCs are used. These arrangements may also entitle us to a share of the product margin ultimately realized by the OEM. The minimum guaranteed amount of revenue related to the sale of our products subject to these arrangements is recognized upon shipment as persuasive evidence of the arrangement exists, legal title to our products has transferred, the fee is fixed and collection of the resulting receivable is reasonably assured. Additional amounts earned by us resulting from the margin sharing arrangement and determination of the end products into which our products are ultimately incorporated are recognized when end-customer sales volume is reported to us.

We also sell a limited amount of software under perpetual licenses that include post contract customer support, or PCS. We do not have evidence of fair value for the PCS and, accordingly, license revenue is recognized ratably over the estimated support period in accordance with ASC 985, Software Revenue Recognition. The revenue from those licenses comprised 3%, 3% and 2% of our revenue in fiscal years 2009, 2010 and 2011, respectively.

Inventory Valuation

We record inventories at the lower of cost (on a first-in, first-out basis) or current market value. Inventory reserves are recorded for estimated obsolescence or unmarketable inventories based on forecasts about future demand and market conditions. If actual market conditions are less favorable than projected, or if future demand for our solutions decreases, additional inventory write-down may be required. Once inventory is written-down, a new accounting basis has been established and, accordingly, it is not reversed until the inventory is sold or scrapped. To date, we have not recognized any material loss related to inventory.

Warranty Costs

We provide a one-year warranty on our products. We accrue for the estimated warranty costs at the time when revenue is recognized. The warranty accruals are regularly monitored by management based upon historical experience and any specifically identified failures. While we engage in extensive product quality assessment, actual failure rates for our solutions, material usage or service delivery costs could differ from estimates in which case revisions to the estimated warranty liability would be required. As of both January 31, 2010 and 2011, our accrued warranty liability was $0.4 million.

Stock-Based Compensation

Stock-based compensation for equity awards granted to employees and directors is based upon the estimated fair value on the grant date. We use the Black-Scholes option pricing model to determine the fair value for each option grant and recognize expense using the straight-line attribution method (net of estimated forfeitures) over the requisite service period, which is typically the vesting period of each award. Stock-based compensation expense is classified in the statement of operations based on the work performed by the employee who received stock-based compensation.

Determining the fair value of stock-based awards on the grant date requires the input of various assumptions, including stock price of the underlying ordinary share, exercise price of the stock option, expected volatility, expected term, risk-free interest rate and dividend rate. The expected term was calculated using the simplified method as prescribed by the guidance provided by the Securities and Exchange Commission, as neither relevant historical experience nor other relevant data are available to estimate future exercise behavior. The expected volatility is based on the historical volatilities of securities of comparable companies whose shares are publicly traded. The risk-free interest rate is derived from the average U.S. Treasury constant maturity rates during the respective periods commensurate with the expected term. The expected dividend yield is zero because we historically have not paid dividends and have no present intention to pay dividends. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation only for those options that are expected to vest. Forfeitures are estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from estimates.

We recognize non-employee stock-based compensation expense based on the estimated fair value of the equity instrument determined by the Black-Scholes option pricing model. The fair value of the non-employee equity awards is remeasured at each reporting period until services required under the arrangement have been completed, which is the vesting date.

	Year Ended January 31,
	2009	2010	2011
Stock Options:
Volatility	63%	62%	63%
Risk-free interest rate	3.23%	2.69%	1.79%
Expected term (years)	6.04	6.07	6.05
Dividend yield	—	—	—

The accounting guidance for stock-based compensation prohibits the recognition of a deferred tax asset for an excess tax benefit that has not yet been realized. To date, we have not realized any excess tax benefit.

In order to determine the fair value of our ordinary shares, we regularly engage an independent appraiser to assist us in the valuation of such ordinary shares. Our board of directors directs these regular valuations and has input into determining the relevant objective and subjective factors accounted for in each valuation. Our board of directors also reviews the assumptions and inputs used in connection with such valuations so that they are consistent with our board of directors’ best estimate of our business condition, prospects and operating performance at each valuation date. The deemed fair value per ordinary share underlying our stock option grants is determined by our board of directors with input from management at each grant date and after considering the most recent independent valuation.

Set forth below is a summary of our stock option grants for the fiscal year ended January 31, 2011 and through March 31, 2011 and the contemporaneous valuation for such grants, as well as the associated per share exercise price, which equaled or exceeded the fair value of our ordinary shares:

Date of Grant	Number of Shares	Exercise Price ($ per share)	Estimated Fair Value ($ per share)
February 25, 2010	118,000	1.92	1.92
April 13, 2010	450,000	1.92	1.92
June 8, 2010	381,000	1.92	1.92
July 7, 2010	208,000	1.92	1.92
September 1, 2010	112,000	1.96	1.96
November 3, 2010	3,242,600	1.96	1.96
December 10, 2010	100,000	1.96	1.96
March 8, 2011	1,666,400	1.96	1.96

Because there has been no public market for our ordinary shares, our board of directors has determined the estimated fair value of our ordinary shares. Historically, our board of directors reviews and discusses a variety of factors when exercising their judgment in determining the deemed fair value of our ordinary shares. These factors generally include the following:

Company-specific factors

•	our operating and financial performance and revenue outlook;

•	the status of product development;

•	the level of competition for our existing and planned solutions;

•	the amount and pricing of our preference share financings with outside investors in arms’-length transactions;

•	the rights, preferences and privileges of those preference shares relative to those of our ordinary shares;

•	the hiring of key personnel;

•	the historical lack of a public market for our ordinary and preference shares;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given prevailing market conditions and the nature and history of our business;

•	industry recognitions and awards;

•	the development of end customer relationships; and

•	market adoption and success of our end customers’ products.

Industry-specific factors

•	industry information such as aggregate market and unit volume growth;

•	public trading prices of the common stock of companies in our industry;

•	emerging trends and issues; and

•	the performance of similarly-situated companies in our industry.

General economic factors

•	trends in consumer spending, including consumer confidence;

•	overall economic indicators, including gross domestic product, unemployment and manufacturing data; and

•	the general economic outlook.

Our contemporaneous ordinary share valuations primarily utilize various income and market valuation approaches. The income approach is based on the premise that the value of a business is the present value of the future earning capacity that is available for distribution to investors. This approach involves estimating the discounted cash flow for our business by projecting the free cash flows of each year, calculating a terminal value, and then discounting these cash flows back to a present value at an appropriate discount rate. The market approach is based on the premise that a business can be valued by comparing it to other companies which are being acquired or which are publicly traded. It involves selecting publicly traded companies or recently merged and acquired companies similar to us in terms of size, product market, liquidity, financial leverage, revenue, profitability, growth and other factors, calculating multiples of revenue or EBITDA for these companies and applying these multiples to our business. The prior sales of company shares included in the market approach involves examining any historical transactions involving the sale of our redeemable convertible preference shares. Once the total equity value is computed and weighted under the various approaches, we allocate value to the security using an appropriate allocation method.

Prior to October 2009, we utilized the Option Pricing Method to allocate value between securities by treating them as a call option on a portion of the future value of a business. We used the Black-Scholes model with the following assumptions:

•	share price, which is the underlying value of asset calculated from the valuation approach;

•	estimated time to a liquidity event;

•	average comparable public companies’ stock volatilities, calculated on a weekly basis over the years prior to the valuation date; and

•	risk-free interest rate of U.S. Treasury bonds corresponding to the years of time to liquidity as of the valuation date.

Commencing in October 2009, our board of directors began utilizing the Probability Weighted Expected Return Method to allocate the enterprise value between securities. The Probability Weighted Expected Return Method is used to estimate the value of our ordinary shares based upon an analysis of the future value of our ordinary shares under each of the following scenarios occurring within a two-year period from the date of each valuation:

•	an initial public offering of our ordinary shares at a price per ordinary share resulting in the holders of our preference shares choosing to convert into ordinary shares;

•

a sale of the company to an acquiror at a price per ordinary share resulting in the holders of our preference shares potentially choosing to convert into ordinary shares based on the economic value of the sale to such holders, thereby receiving their liquidation preference and a portion of the remaining proceeds;

•	remaining a private company; and

•	dissolution of the company.

The assumptions around fair value represented our management’s best estimate at the time of the valuation, but they are highly subjective and inherently uncertain. If management had made different assumptions, our calculation of the option’s fair value and the resulting stock-based compensation expense could differ, perhaps materially, from the amounts recognized in our audited consolidated financial statements.

Aggregate Intrinsic Value of Outstanding Stock Options

Based upon an assumed initial public offering price of $             per share, the mid-point of the range reflected on the cover page of this prospectus, the aggregate intrinsic value of outstanding stock options vested and expected to vest as of January 31, 2011 was $             million, of which $             million related to vested options and $             million related to options expected to vest.

	January 31, 2011	Weighted- Average Exercise Price	IPO Price	Excess of IPO Price	Aggregate Intrinsic Value
Vested	6,604,680	$0.56
Expected to vest	10,210,447	1.22

Total vested and expected-to-vest stock options	16,815,127	$0.96

Allowance for Doubtful Accounts

We frequently monitor cash collections from our logistics providers and end customers. We perform ongoing credit evaluation of our customers and generally require no collateral. We assess the need for allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments by considering factors such as historical collection experience, credit quality, aging of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. To date, we have not experienced any material bad debt and, therefore, no allowance for doubtful accounts has been recorded. However, our prior experience may not be indicative of future losses and if the financial condition of our customers were to deteriorate and result in inability to make payments, losses may be incurred. Our accounts receivable are concentrated among relatively few customers. Therefore, a negative change in liquidity or financial position of any one of these customers could make it difficult for us to collect our accounts receivable and require us to establish or increase our allowance for doubtful accounts.

Income Taxes

We record income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in our financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

We apply authoritative guidance for the accounting for uncertainty in income taxes. The guidance requires that tax effects of a position be recognized only if it is “more likely than not” to be sustained based solely on its technical merits as of the reporting date. Upon estimating our tax positions and tax benefits, we consider and evaluate numerous factors, which may require periodic adjustments and which may not reflect the final tax liabilities. We adjust our financial statements to reflect only those tax positions that are more likely than not to be sustained under examination.

As part of the process of preparing audited consolidated financial statements, we are required to estimate our taxes in each of the jurisdictions in which we operate. We estimate actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets, which are included in our consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the consolidated statements of operations become deductible expenses under applicable income tax laws, or loss or credit carryforwards are utilized.

In assessing whether deferred tax assets may be realized, we consider whether it is more likely than not that some portion or all of deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

We make estimates and judgments about our future taxable income based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from estimates, the amount of valuation allowance could be materially impacted. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement for the periods in which the adjustment is determined to be required.

BUSINESS

Company Overview

We are a leading developer of semiconductor processing solutions for video that enable high-definition video capture, sharing and display. We combine our processor design capabilities with our expertise in video and image processing, algorithms and software to provide a technology platform that is designed to be easily scalable across multiple applications and enable rapid and efficient product development. Our system-on-a-chip, or SoC, designs fully integrate high-definition video processing, image sensor processing, audio processing and system functions onto a single chip, delivering exceptional video and image quality, differentiated functionality and low power consumption.

The inherent flexibility of our technology platform enables us to deliver our solutions for numerous applications in multiple markets, including consumer pocket video cameras, wearable sport cameras, Internet Protocol, or IP, security cameras, and ruggedized outdoor cameras, which we refer to as the camera market, and broadcast encoding and IP video delivery applications, which we refer to as the infrastructure market. Our solutions enable the creation of high quality video content in the camera market and, in the infrastructure market, help to efficiently manage IP video traffic, which is rapidly becoming the predominant form of global IP traffic. We initially focused on the infrastructure market, where we were able to differentiate our solutions to broadcast customers based on high performance, low power consumption, small size and transmission and storage efficiency. Leveraging these same capabilities, we then designed high-performance solutions for the camera market, including for portable consumer and networked video devices. As a result of the differentiated attributes of our solution, we became a leading provider of video processing solutions for hybrid cameras, which capture both high-definition video and high-resolution still images. In addition, we have recently released the iOne, our first SoC solution designed to serve an emerging class of Android-enabled devices referred to as smart cameras, which combine the high-resolution image capture capabilities of hybrid cameras with advanced networking and application processing functionalities. We are currently selling our third-generation solutions into the infrastructure market, and our fourth-generation solutions into the camera market.

We sell our solutions to leading original design manufacturers, or ODMs, and original equipment manufacturers, or OEMs, globally. We refer to ODMs as our customers and OEMs as our end customers, except as otherwise indicated or as the context otherwise requires. In the camera market, our video processing solutions are designed into products from leading OEMs including Eastman Kodak Company, GoPro, Samsung Electronics Co., Ltd. and Sony Corporation, who source our solutions from ODMs including Ability Enterprise Co., Ltd., Asia Optical Co. Inc., Chicony Electronics Co., Ltd., DXG Technology Corp., Hon Hai Precision Industry Co., Ltd. and Sky Light Digital Ltd. In the infrastructure market, our solutions are designed into products from leading OEMs including Harmonic Inc., Motorola Mobility, Inc. and Telefonaktiebolaget LM Ericsson, who source our solutions from leading ODMs such as Plexus Corp.

We have shipped more than 15 million SoCs since our inception in 2004. We employ a fabless manufacturing strategy and are currently shipping the majority of our solutions in the 65 and 45 nanometer, or nm, process nodes, and have a proven track record of developing and delivering multiple solutions with first-pass silicon success. As of March 31, 2011, we had 395 employees worldwide, the majority of whom are in research and development. Our headquarters are located in Santa Clara, California, and we also have research and development design centers and business development offices in China, Hong Kong, Japan, South Korea and Taiwan. For our fiscal years ended January 31, 2010 and January 31, 2011, we recorded revenue of $71.5 million and $94.7 million, and net income of $13.3 million and $13.9 million, respectively. We have generated net income in each quarter beginning with the first quarter of fiscal year 2010 and we have generated cash from operations in each of fiscal years 2009, 2010 and 2011.

Industry Background

Trends Impacting the Video Content Creation and Distribution Markets

Video content is growing at a significant rate. According to the Cisco Visual Networking Index, the sum of all forms of video, including television, video on demand, Internet and peer-to-peer, will be approximately 90% of global consumer IP traffic by 2015, and video will comprise 66% of total mobile data traffic in 2015, a 35 times increase in traffic over 2010. The market trends that are fundamentally changing the way video is created, distributed and consumed include the following:

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Penetration of Broadband. Broadband and mobile Internet connectivity have become increasingly pervasive over the past decade, causing the number of Internet users globally with access to high-speed connections to increase significantly. According to Infonetics Research, the number of global wireline and wireless broadband users is expected to grow from 791 million in 2009 to 2.4 billion by 2014, a compounded annual growth rate of 25.4%. The availability of high-speed connections allows users to more easily download and share large files such as movies and high-quality images, as well as access new broadband-enabled applications such as streaming video, Internet Protocol Television, or IPTV, and video conferencing.

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Advancements in Video Quality. Significant improvements in user experience, including the increasing penetration of high-definition displays offering enhanced, high-resolution video and new functionalities, are driving growth in video applications. According to the Nielsen Company, more than half of U.S. households with televisions now have a high-definition television and receive high-definition signals, with penetration rates almost tripling between March 2008 and March 2010. Enhanced video quality on smaller screens is also driving the rapid adoption of high-definition displays in platforms such as notebook and tablet computers, smart phones and cameras. In addition to video quality, new display technologies such as three-dimensional, or 3D, technologies are also providing better overall video experiences for users.

•

Increasing Number of Video Capture Devices. Traditionally, video has been captured using large, power intensive and expensive dedicated devices. Recent improvements in video capture quality, device size and cost have allowed video capture functionality to be incorporated into a broad range of devices. For example, in the camera market, smart cameras, cell phones, notebook and tablet computers and other handheld devices are increasingly incorporating video capture and wireless connectivity capabilities, thereby enabling users to generate and share rich media content and to communicate in more immersive ways such as video conferencing. In the IP video segment of the camera market, growth is being driven by customers’ demand for high-definition imaging and networking capabilities to replace aging analog and standard-definition systems currently used for security applications. According to International Data Corporation, or IDC, the worldwide digital still camera and camcorder market is expected to grow from 150 million units in 2009 to 206 million units in 2014. According to IDC the percentage of digital still cameras sold with high-definition video capability in the United States was 36% in 2009 and is forecasted to grow to nearly 100% in 2012. IDC forecasts the IP security surveillance camera market will grow from 3.4 million units in 2009 to 15.0 million units in 2014.

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Growing User-Generated Content. Historically, most video content was created by media companies, professional studios and large broadcasters that possessed the equipment, expertise and other resources necessary to produce and distribute such programming. However, with the proliferation of low-cost digital video devices and greater penetration of broadband connectivity, individuals are playing a greater role in content creation and distribution than ever before. Websites such as YouTube and Facebook have enabled an effective new channel to widely distribute, store and display video and other rich media. In addition to user-created videos, other user-generated content such as video conferencing and video instant messaging through services provided by Apple Inc., Google Inc. and Skype among others, are becoming increasingly popular. According to the Cisco Visual Networking Index, global video communications traffic will increase 500% from 2010 to 2015.

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Emergence of the Video Cloud. A new ecosystem, known as the video cloud, is fundamentally changing the way users access and consume video content. Video content has traditionally been delivered to end users by broadcasters through dedicated infrastructure such as cable networks, or locally through media including video tapes, DVDs or other storage devices. The proliferation of broadband connections, coupled with the development of the infrastructure necessary to receive, store and distribute large amounts of rich multimedia content online, has enabled video to be streamed on-demand to users over the Internet from distributed sources such as data centers. The video cloud has led to new business models such as streaming video services provided by companies like Netflix, Inc.

Evolving End-User Requirements for Video Capture and Distribution

These trends are continuing to shape video capture, distribution and consumption and are driving the evolution of end-user preferences and demand. We believe that key end-user requirements include:

•

Higher Definition and Higher Frame Rates. The demand for enhanced video resolution has been increasing in both the camera and infrastructure markets. In the market for digital still cameras, for example, resolution, measured in megapixels, has been the primary differentiator between competing products and often is a leading factor in consumers’ purchasing decisions. Consumers expect video quality to be comparable to high-resolution still images, which is driving a transition from standard to full high-definition video capture capabilities. Additionally, video quality is improving as new display technologies are enabling higher frame rates, or the frequency with which consecutive frames of a video are displayed, thereby enhancing the resolution of moving objects. In the infrastructure market, consumer demand for viewing full high-definition content has prompted broadcasters to seek solutions that enable more channels per encoder while offering improved video quality at lower costs.

•

Higher Transmission and Storage Efficiency. Raw high-definition video requires significant amounts of storage capacity and bandwidth to store and transmit content. In recent years, H.264 has emerged as the most popular standard to efficiently store high-definition video, offering three times as much compression as the prior standard, MPEG-2, and enabling smaller file sizes for captured video. Specifically, in the camera market, smaller file sizes reduce storage needs and allow higher transmission speeds, enabling faster uploading of video files. Improved compression efficiency also benefits networked video devices, where higher compression ratios require less network bandwidth and improve performance of video-intensive applications such as Skype and Apple, Inc.’s FaceTime. In the infrastructure market, highly compressed video streams enable more channels per transponder, thereby reducing the cost per channel. Improved compression efficiency is expected to become an increasingly important aspect of video distribution, as users consume less video from traditional sources such as cable and more from the Internet, where video is delivered on-demand from distributed sources such as video in the cloud.

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Connectivity. Integrated wireless capability using mobile broadband protocols and wireless links such as Wi-Fi is becoming an increasingly prevalent feature across many classes of devices, including portable video capture devices. Rather than storing images and video to local media and transferring to a computer later, users are demanding the ability to transfer and share their video content in real time including to websites such as YouTube, Facebook and online media albums. In the camera market, connected portable devices also offer users the ability to watch broadcast video and user-generated content on their devices. In addition, the integration of advanced wireless and application processing capabilities with hybrid cameras is creating an emerging class of connected devices referred to as smart cameras. Furthermore, networked video devices are incorporating more robust connectivity to enable functionalities such as remote monitoring over the Internet.

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Emerging Functionalities. Users are increasingly demanding additional functionalities in portable consumer devices. For instance, demand is increasing for the ability to take high-resolution digital still images while simultaneously capturing one or more streams of live video. This functionality is being addressed by a current class of hybrid cameras that combine high-definition video and digital still image capture together in a single device. Furthermore, consumers are also demanding application processing capabilities to allow them to run leading mobile operating systems such as Android and the ability to capture 3D videos and conduct low latency video conferences on portable devices.

•

Portability. Consumers are demanding increasingly smaller video capture devices with no loss of functionality. This includes not only stand-alone camcorders, but also integrated video capture solutions in hybrid and smart cameras, smart phones, notebook and tablet computers and other devices. The more portable video capture devices are, the more readily accessible they are to capture events or video at any time and in any location. In the consumer market, a premium is placed on low power consumption so that battery life is maximized.

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Simplicity. Device manufacturers and software developers continually struggle to balance enhanced functionality with a simpler user experience. Consumer preference has moved away from video capture devices with multiple buttons and controls to less complex devices with fewer buttons and more intuitive graphical user interfaces and software applications. Users also expect video and images to be captured and stored in a format which can be edited, displayed and shared quickly, easily and without the need to upload to a computer.

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Transcoding. The ability to decode and simultaneously re-encode high-quality video streams in multiple formats, which is commonly referred to as transcoding, using dense, small form-factor and power-efficient hardware is a critical requirement for content providers and the video cloud. Given the differing connection speeds and capacities in current communication networks, broadcasters must be able to deliver video to end users at varying bit-rate and quality levels. Furthermore, the significant increase in the number and types of devices capable of displaying video, from high-definition televisions to cell phones, requires broadcasters and other distributors to have the capability to provide video content in multiple formats and source resolutions. As new platforms and formats emerge for the delivery and playback of video content, the ability to transcode multiple video streams will become increasingly critical. Content distributors also place a premium on equipment that can meet these high-performance transcoding requirements while minimizing energy consumption and occupying as small a footprint as possible within their facilities.

Limitations of Current Video Content Creation and Distribution Solutions

A device that captures video includes four primary components: a lens, an image sensor, a video processor and storage memory. The video processor is the most complex of these four primary components as it converts raw video input into a format that can be stored and distributed efficiently. Optimizing this process represents a significant engineering challenge that only a limited number of companies have successfully overcome. The processor is based on a suite of signal processing and compression algorithms implemented using hardware specifically built to process video and audio and is supported by system and software architectures to manipulate, store and distribute data efficiently.

Given the complexity of video processing, meeting all end-user demands in a single device is challenging. As a result, solution providers often compromise on one or more key specifications. For example, in portable consumer device and networked video applications, where power consumption and device size are critical attributes, many video capture devices available in the market today will sacrifice image quality in order to achieve low power and a compact footprint. Furthermore, many current compression solutions for these applications are developed from architectures that were originally optimized for still image, rather than video, processing needs. As a result, these solutions use inefficient video compression algorithms, which severely limits overall system performance and can result in higher storage and power consumption requirements, slower video-transfer speeds and longer upload times. In the infrastructure market, solutions based on inefficient architectures tend to consume more power and have bigger form factors, thereby lowering the number of available channels per encoder and also severely limiting the ability to deliver multiple streams of video simultaneously.

Many leading video and image capture OEMs have used proprietary technologies to try to address these technical challenges. However, many of these OEMs are vertically integrated and generally allocate fewer resources to semiconductor design solutions than are necessary, and hence are not generally able to produce low-cost leading edge technologies quickly and efficiently. As a result, OEMs are increasingly migrating toward integrating third-party video processing solutions in their devices to offer exceptional and differentiated products.

Our Solution

Our video and image processing SoCs, based on our proprietary technology platform, are highly configurable and satisfy the needs of numerous applications in the camera and infrastructure markets. Our high-definition video and image processing solutions enable our customers to deliver exceptional quality video and still imagery in small, easy-to-use devices with low power requirements.

•

Infrastructure Market. Our SoC solutions enable high-performance, low power consumption broadcast devices with small form factors, thereby reducing bandwidth needs, energy usage and costs of additional hardware. Our solutions enable an increased number of channels per encoder due to high compression efficiencies. They also make possible a new class of transcoders that can simultaneously encode and stream multiple video formats to different end devices and can change video resolution and transmission rates based on available bandwidth and the display capability of receiving devices.

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Camera Market. In addition to enabling small device size and low power consumption, our SoC solutions make possible differentiated functionalities such as simultaneous video and image capture and multiple-stream video capture. For networked video devices, our solutions enable cameras that power high-definition IP surveillance at low latencies to provide effective remote monitoring and control.

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New and Emerging Markets. In the future, we intend to continue to customize and adapt our solutions to meet the needs of additional large and emerging markets and to pursue markets where our technology platform can serve as the core processing solution.

Our Competitive Strengths

Our platform technology solutions provide performance attributes that meet the highest standards of the infrastructure market and satisfy the stringent demands of the camera market and enable integration of high-definition image capture capabilities in portable devices. We believe that our leadership position in high-definition video and image processing solutions is the result of our competitive strengths, including:

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High Performance, Low Power Video and Image Algorithm Expertise. Our solutions provide full high-definition video at exceptional resolution and frame rates. Our extensive algorithm expertise enables our solutions to achieve low power consumption without compromising performance. Our solutions achieve high storage and transmission efficiencies through innovative and complex video and image algorithms that significantly reduce the output bit-rate. This smaller storage footprint has several direct benefits to the performance of our solutions, including lower memory storage requirements and reduced bandwidth needs for transmission, which is more conducive to sharing content between devices. These benefits are particularly important in transcoding and video cloud applications.

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Proprietary Video Processing Architecture. Our proprietary video processing architecture is designed to efficiently integrate our advanced algorithms into our SoCs to offer exceptional storage and transmission efficiencies at lower power across multiple products and end markets. We engineered our very-large-scale integration, or VLSI, architecture with a focus on high-performance video applications as opposed to solutions that are based on a still-image processing architecture with add-on video capabilities. Due to our primary focus on video processing applications, we believe that our solutions offer exceptional performance metrics with lower power requirements and reduced die sizes. Our integrated algorithms and architecture also enable simultaneous processing of multiple video and image streams.

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Highly Integrated SoC Solutions Based on a Scalable Platform. Our product families leverage our core high-performance video processing architecture, combined with an extensive set of integrated peripherals, which enables our platform to address the requirements of a variety of applications and end markets. Traditional solutions have generally relied upon significant customization to meet the specific requirements of each market, resulting in longer design cycles and higher development costs. Our flexible and highly scalable platform enables us to address multiple markets with reduced design cycles and costs. Our platform also enables us to develop fully integrated SoC solutions that provide the system functionalities required by our customers on a single chip. Our deep system integration expertise enables us to integrate core video processing functionality with many peripheral functions such as multiple inputs/outputs, lens controllers, flash controllers and remote control interfaces to reduce system complexity and interoperability issues. Furthermore, we have successfully migrated our process nodes from 130 nm to 45 nm since our founding and have a proven track record of developing and delivering multiple solutions with first-pass silicon success.

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Comprehensive and Flexible Software. Our years of investment in developing and optimizing our comprehensive and flexible software serve as the foundation of our high-performance video application solutions. Key components of our software include highly customized middleware that integrates many unique features for efficient scheduling and other system-level functions, and the firmware that is optimized to reduce power requirements and improve performance. In addition, we provide to our customers a fully functional software development kit with a suite of application programming interfaces, or APIs, which allows them to rapidly integrate our solution, adjust product specifications and provide additional functionality to their systems, thereby enabling them to differentiate their product offerings and reduce time to market.

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Key Global Relationships with Leading ODM and OEM Customers. Our solutions have been designed into top-tier OEM brands currently in the market. We have established collaborative relationships with almost all of the leading ODMs and OEMs that serve our markets. Our collaborations with ODMs give us extensive visibility into critical product design, development and production timelines, and keep us at the forefront of technological innovation. We actively engage with OEMs on design specifications and with ODMs on product implementation. Additionally, approximately 70% of our employees are located in the Greater China region, strategically placing us near many of our customers and allowing us to provide superior sales, design and technical support and to strengthen our customer relationships.

Our Strategy

Our objective is to be the leading provider of processing solutions for high-definition video and imaging. Key elements of our strategy include:

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Extend Our Technology Leadership. We intend to continue to invest in the development of video processing solutions designed to meet increasingly higher performance requirements and lower cost and lower power demands of our customers while offering increased capabilities. We intend to leverage our existing technical expertise and continue to invest significant resources both in our current solutions and in developing solutions that address new markets as well as new segments of existing markets. We will continue to recruit and develop expertise in the area of high-performance processor design and algorithm and software development, and build on our proprietary intellectual property position in high-definition video processing. We believe that continued investment in our proprietary technology platform will enable us to increase our technological leadership in terms of the performance and the functionality of our solutions. For example, we recently released the iOne, which combines high-resolution video and image capture capabilities with advanced networking and application processing functionalities.

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Deepen and Expand Our Customer Relationships. We intend to continue to build and strengthen our relationships with existing customers and also diversify our customer base. Our close relationships with leading ODMs and OEMs provide us with insight into product roadmaps and trends in the marketplace, which we intend to leverage to identify new opportunities and applications for our solutions, and we intend to continue to actively engage with ODMs and OEMs at every stage of their design cycles. Once integrated into a customer’s design, our product lifecycles tend to be for the life of the product, and we intend to maintain our incumbent position with our customers by continually improving our solutions to meet their evolving needs.

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Target New Applications Requiring Low Power, High-Definition Video Processing. We intend to leverage our core technology platform to address other processing markets that have high performance, low power and low latency requirements. For instance, in 2010 we began shipping our first solutions for networked video devices, where high-definition has become a differentiating factor among competitive offerings, and in late 2010 we released our first solution for smart cameras. In addition, we also intend to explore other adjacent markets in which we are able to leverage our core processor design and software expertise. We believe that the flexibility of our technology platform enables us to penetrate new markets efficiently and cost effectively.

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Leverage Our Global Business Infrastructure. We are committed to continue growing our global infrastructure. Our proximity to key customers due to our extensive presence in Asia has enabled us to build strong relationships with leading ODMs and OEMs. We intend to increase our investments in research and business development personnel in Asia to further strengthen these relationships. We believe that growing our highly integrated global organization also provides us with a favorable cost structure while enabling continued advancement of our technology. Our global structure provides us access to an international pool of engineering and management talent, allowing us to recruit and retain highly accomplished personnel with proven expertise in video and image processing solutions.

Products

We are currently shipping production volumes of our SoCs that incorporate the fourth generation of our core technology platform. We provide customers with guidelines known as reference designs so that they can efficiently incorporate our solutions in their product designs.

The chart below sets out key product lines, descriptions and target markets for each of the successive generations of our products:

Technology

Our semiconductor processing solutions enable high-definition (1920x1080p60) video and image capture, video compression, sharing and display while offering exceptional power, size and performance characteristics.

Key differentiators of our technology include:

•	algorithms to compress video signals with high efficiency;

•	algorithms for high-speed image capture with high image quality;

•	architecture that processes image signals at very high rates, enabling simultaneous capture of still images and high-definition video;

•	low-power architecture with minimal system memory footprint;

•	programmable architecture that balances quality, power and die size; and

•	full software development kit comprised of APIs to facilitate integration into customers’ products.

Our technology platform, comprised of our video and image processors, is based on a high-performance, low-power architecture supported by a high level of system integration. The building blocks of our platform are illustrated below:

Our technology platform enables the capture of high-resolution still images and high-definition video while simultaneously encoding high-definition video for high-quality storage and lower resolution video for Internet sharing and wireless networking. Dual stream video capture enhances the consumer experience by offering the ability to instantaneously share captured video without having to go through a transcoding process.

AmbaClear

Our proprietary image signal processing architecture, known as AmbaClear, incorporates advanced algorithms to convert raw sensor data to high-resolution still and high-definition video images concurrently. Image processing algorithms include sensor, lens and color correction, demosaicing, which is a process used to reconstruct a full color image from incomplete color samples, noise filtering, detail enhancement and image format conversion. For example, raw sensor data can be captured at up to eight megapixel resolution at 60 frames per second and filtered down to two megapixels for high-definition video processing while selected eight megapixel frames are concurrently processed by the still image processor. This image processing reduces noise in the input video and improves video quality resulting in better storage and transmission efficiencies.

AmbaCast

Our proprietary high-definition video processing architecture, known as AmbaCast, incorporates advanced algorithms for motion estimation, motion-compensated temporal filtering, mode decision and rate control. Successful implementation of these computationally intensive steps has helped us maximize compression efficiency. We support all three compression profiles—baseline, main and high—as specified in the H.264 standard.

Our solutions for the broadcast infrastructure market allow OEMs to offer both the H.264 and MPEG-2 encoding formats. Although H.264 has become the industry standard, MPEG-2 is still widely used as the format of both standard and high-definition digital television signals that are broadcast by terrestrial (over-the-air), cable and direct broadcast satellite TV systems. All of our video encoding solutions have decoding capabilities as well.

Design Methodology

The success of our technology platform stems from our algorithm-driven design methodology. We test and verify our algorithms on our proprietary architectural model prior to implementing our algorithms in hardware. Our advanced verification methodology validates our approach through simultaneous modeling of architecture, algorithms and the hardware itself. This redundant approach enables us to identify and remediate any weaknesses early in the development cycle, providing a solid foundation on which we build our hardware implementation, and enhances our ability to achieve first-pass silicon success. We have a long history of using several process nodes from 130 nm through 45 nm. We possess extensive expertise in video and imaging algorithms as well as deep sub-micron digital and mixed-signal design experience.

The building blocks of our technology platform have enabled us to develop a solution targeting smart cameras.

Smart Camera Processor

Smart cameras combine hybrid cameras with advanced networking and application processing functionalities. Our smart camera processing solution, the iOne, is designed to run the Android operating system, which enables advanced mobile applications including web-browsing, video and still image browsing and editing, and video communications. We believe the first application of the Android operating system in video capture devices will be to enable wireless connectivity.

The iOne, which we introduced in January 2011, integrates AmbaClear and AmbaCast technology with a multicore ARM CPU running Android and a 3D graphics engine capable of rendering at full high-definition resolution. Additionally, because of the connected nature of the smart camera, our iOne SoC solution has the capability of playing back the majority of Internet-based video content in all of the major formats—H.264, MPEG-4, VC-1 and MPEG-2—at full high-definition resolution and 60 frames per second (1080p60). Our iOne SoC solution has exceptional performance with low power consumption supporting 1080p60 decoding by utilizing a 32-bit DRAM system rather than the conventional 64-bit DRAM system. The iOne smart camera solution also provides numerous connectivity options including mass storage, Wi-Fi, cellular networking, GPS and Bluetooth.

Customers

We sell our solutions to leading ODMs and OEMs globally. In the camera market, our video processing solutions are designed into products from leading OEMs including Eastman Kodak Company, GoPro, Samsung Electronics Co., Ltd. and Sony Corporation, who source our solutions from leading ODMs including Ability Enterprise Co., Ltd., Asia Optical Co. Inc., Chicony Electronics Co., Ltd., DXG Technology Corp., Hon Hai Precision Industry Co., Ltd. and Sky Light Digital Ltd. In the infrastructure market, our solutions are designed into products from leading OEMs including Harmonic Inc., Motorola Mobility, Inc. and Telefonaktiebolaget LM Ericsson, who source our solutions from leading ODMs such as Plexus Corp.

Sales to customers in Asia accounted for approximately 75%, 91% and 94% of our revenue in the fiscal years ended January 31, 2009, 2010 and 2011, respectively. As many of our OEM end customers or their ODM manufacturers are located in Asia, we anticipate that a majority of our revenue will continue to come from sales to customers in that region. Although a large percentage of our sales are made to customers in Asia, we believe that a significant number of the products designed by these customers and incorporating our SoCs are then sold to end users globally. In 2011, 75% of our revenue was attributable to sales of our solutions into the camera market and 25% of our revenue was attributable to sales of our solutions into the infrastructure market. For example, Eastman Kodak Company, a leading OEM camera manufacturer, uses multiple ODMs in Asia while selling many of their products that incorporate our solutions in the United States. To date, all of our sales have been denominated in U.S. dollars.

We work closely with our end customer OEMs and ODMs throughout their product design cycles that often last six to nine months for the camera market and 12 to 18 months for the infrastructure market. As a result, we are able to develop long-term relationships with our customers as our technology becomes embedded in their products. Consequently, we believe we are well positioned to not only be designed into our customers’ current products, but also to continually develop next-generation, high-definition video and image processing solutions for their future products.

The product life cycles in the camera market typically range from six to 18 months, but could last up to three years or more. The product life cycles in the infrastructure market typically range from two to five years, where new product introductions occur less frequently. For many of our solutions, early engagement with our customers’ technical staff is necessary for success. To ensure an adequate level of early engagement, our application and development engineers work closely with our customers to adjust product specifications and add functionality into their products.

Approximately 74%, 84% and 91% of our revenue was derived from sales through our logistics provider, WT Microelectronics Co., Ltd., for the fiscal years ended January 31, 2009, 2010 and 2011, respectively. We currently rely, and expect to continue to rely, on a limited number of customers for a significant portion of our revenue. In fiscal year 2011, sales directly and through our logistics providers to our five largest customers collectively accounted for approximately 57% of our revenue and sales to our 10 largest customers collectively accounted for approximately 82% of our revenue. In fiscal year 2010, sales directly and through our logistics providers to our five largest customers collectively accounted for 63% of our revenue, and sales to our 10 largest customers collectively accounted for approximately 83% of our revenue. During fiscal year 2011, our largest ODM customer accounted for approximately 19% of our revenue, primarily serving two large OEM end customers. Two of our ODM customers, Plexus Corp. and Asia Optical Co. Inc., each accounted for more than 10% of our revenue in fiscal year 2011.

Sales and Marketing

We sell our solutions worldwide using both our direct sales force and logistics providers. We have direct sales personnel covering the United States and Asia, and we operate sales offices in Santa Clara, California and Hong Kong, and business development offices in China, Japan, South Korea and Taiwan. In addition, in each of these locations, we employ a staff of field applications engineers to provide direct engineering support locally to our customers.

Our sales cycles typically require a significant investment of time and a substantial expenditure of resources before we can realize revenue from the sale of our solutions, if any. Our typical sales cycle consists of a multi-month sales and development process involving our customers’ system designers and management and our sales personnel and software engineers. If successful, this process culminates in a customer’s decision to use our solutions in its system, which we refer to as a design win. Our sales efforts are typically directed to the OEM of the product that will incorporate our video and image processing solution, but the eventual design and incorporation of our SoC into the product may be handled by an ODM on behalf of the OEM. Volume production may begin within six to 18 months after a design win, depending on the complexity of our customer’s product and other factors upon which we may have little or no influence. Once our solutions have been incorporated into a customer’s design, they are likely to be used for the life cycle of the customer’s product. Conversely, a design loss to a competitor will likely preclude any opportunity for future revenue from such customer’s product.

Our sales are generally made pursuant to purchase orders received approximately four to 12 weeks prior to the scheduled product delivery date, depending upon the current manufacturing lead time at the time the purchase order is received. These purchase orders may be cancelled without charge upon notification within an agreed period of time in advance of the delivery date, which is typically 30 days. Due to the scheduling requirements of our foundries and assembly and test contractors, we generally provide our foundries and contractors with our production forecasts and place firm orders for products with our suppliers up to 18 weeks prior to the anticipated delivery date, usually without a purchase order from our own customers. Our standard warranty provides that our SoCs containing defects in materials, workmanship or performance may be returned for a refund of the purchase price or for replacement, at our discretion.

A substantial portion of our revenue is derived from sales through our logistics provider, WT Microelectronics Co., Ltd., or WT, which serves as our non-exclusive sales representative in all of Asia other than Japan. For the fiscal years ended January 31, 2009, 2010 and 2011, approximately 74%, 84% and 91% of our revenue was derived from sales through WT, respectively. We anticipate that a significant portion of our sales will be processed through WT for the foreseeable future. We do not have long-term supply agreements with WT, our customers or our end customers to purchase our solutions.

Manufacturing

We employ a fabless business model and use third-party foundries and assembly and test contractors to manufacture, assemble and test our solutions. This outsourced manufacturing approach allows us to focus our resources on the design, sales and marketing of our solutions and avoid the cost associated with owning and operating our own manufacturing facility. Our engineers work closely with foundries and other contractors to increase yields, lower manufacturing costs and improve quality. In addition, we believe outsourcing many of our manufacturing and assembly activities provides us the flexibility needed to respond to new market opportunities, simplifies our operations and significantly reduces our capital requirements. We do not have a guaranteed level of production capacity from any of our suppliers’ facilities to produce our solutions. We carefully qualify each of our suppliers and their subcontractors and processes in order to meet the extremely high-quality and reliability standards required of our solutions.

Wafer Fabrication

We have a long history of using several process nodes from 130 nm through 45 nm. We currently manufacture the majority of our solutions in 65 nm and 45 nm silicon wafer production process geometries utilizing the services of two different foundries. To date, the majority of our SoCs have been supplied by Global UniChip Corporation, or GUC, in Taiwan, from whom we purchase fully assembled and tested products. The wafers used by GUC in the assembly of our products are manufactured by Taiwan Semiconductor Manufacturing Co., Ltd., or TSMC, in Taiwan. Beginning in fiscal year 2010, we began to use Samsung in South Korea, from whom we have the option to purchase both fully assembled and tested products as well as raw wafers.

Assembly and Testing

GUC subcontracts the assembly of the products it supplies to us to Advanced Semiconductor Engineering, Inc., or ASE, and Siliconware Precision Industries Co., Ltd., or SPIL. Samsung subcontracts the assembly and initial testing of the products it supplies to us to Signetics Corporation and STATS ChipPAC Ltd. All test solutions for our products are developed by our engineers. We continually monitor the results of testing at all of test contractors to ensure that our testing procedures are properly implemented. Final testing of all of our products is handled by King Yuan Electronics Co., Ltd., or KYEC, or by Sigurd Corporation under the supervision of our engineers.

As part of our total quality assurance program, our quality management system has been certified to ISO 9001:2000 standards. Our foundry suppliers are also ISO 9001 certified.

Research and Development

We believe our technology is a competitive advantage and engage in substantial research and development efforts to develop new products and integrate additional features and capabilities into our high-definition video processing solutions. We believe that our continued success depends on our ability to both introduce improved versions of our existing solutions and to develop new solutions for the markets that we serve. Our research and development team is comprised of both semiconductor and software designers. Our semiconductor design team has extensive experience in large-scale semiconductor design, including architecture description, logic and circuit design, implementation and verification. Our software design team has extensive experience in development and verification of software for the high-definition video market. Because the integration of hardware and software is a key competitive advantage of our solutions, our hardware and software design teams work closely together throughout the product development process. The experience of our hardware and software design teams enables us to effectively assess the tradeoffs and advantages when determining which features and capabilities of our solutions should be implemented in hardware and in software.

We have assembled a core team of experienced engineers and systems designers in three research and development design centers located in the United States, China and Taiwan.

For the fiscal years ended January 31, 2009, 2010 and 2011, our research and development expense was $26.6 million, $27.6 million and $34.4 million, respectively.

Competition

The global semiconductor market in general, and the video and image processing markets in particular, are highly competitive. We expect competition to increase and intensify as more and larger semiconductor companies enter our markets. Increased competition could result in price pressure, reduced profitability and loss of market share, any of which could materially and adversely affect our business, revenue and operating results.

Currently, our competitors range from large, international companies offering a wide range of semiconductor products to smaller companies specializing in narrow markets. Our primary competitors in the camera market include Fujitsu Limited, HiSilicon Technologies Co., Ltd., Texas Instruments Incorporated and Zoran Corporation, as well as vertically integrated divisions of consumer device OEMs, including Canon Inc., Panasonic Corporation and Sony Corporation. Our primary competitors in the infrastructure market include Intel Corporation, Magnum Semiconductor, Inc. and Texas Instruments Incorporated. Certain of our customers and suppliers also have divisions that produce products competitive with ours. We expect competition in our current markets to increase in the future as existing competitors improve or expand their product offerings. In addition, as we expand our business into new sectors of these markets, such as smart cameras, we expect to face competition from other large semiconductor companies, such as Broadcom Corporation, NVIDIA Corporation, Qualcomm Incorporated and Samsung Electronics Co., Ltd.

Our ability to compete successfully depends on elements both within and outside of our control, including industry and general economic trends. Many of our competitors are substantially larger, have greater financial, technical, marketing, distribution, customer support and other resources, are more established than we are, and have significantly better brand recognition and broader product offerings which may enable them to better withstand adverse economic or market conditions in the future.

Our ability to compete successfully in the rapidly evolving high-definition video processing field depends on several factors, including:

•	the design and manufacturing of new solutions that anticipate the video processing and integration needs of our customers’ next-generation products and applications;

•	performance, as measured by video and still picture image quality, resolution and frame processing rates;

•	power consumption;

•	the ease of implementation by customers;

•	the strength of customer relationships;

•	the selection of the foundry process technology and architecture tradeoffs to meet customers’ product requirements in a timely manner;

•	reputation and reliability;

•	customer support; and

•	the cost of the total solution.

We believe we compete favorably with respect to each of these factors, particularly because our solutions typically provide high performance and low power consumption video, efficient integration of our advanced algorithms, exceptional storage and transmission efficiencies at lower power, highly-integrated SoC solutions based on a scalable platform, and comprehensive and flexible software. We cannot ensure, however, that our solutions will continue to compete favorably or that we will be successful in the face of increasing competition from new products introduced by existing or new competitors.

Intellectual Property

We rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, and contractual protections, to protect our core technology and intellectual property. As of March 31, 2011, we had 11 issued and allowed patents in the United States, three issued patents in China and 46 pending and provisional patent applications in the United States. The issued and allowed patents in the United States expire beginning in 2024 through 2026. Many of our issued patents and pending patent applications relate to image and video processing and high-definition video compression.

We may not receive competitive advantages from any rights granted under our patents, and our patent applications may not result in the issuance of any new patents. In addition, any patent we hold may be opposed, contested, circumvented, designed around by a third-party or found to be unenforceable or invalidated. Others may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around patents owned or licensed by us.

In addition to our own intellectual property, we also use third-party licenses for certain technologies embedded in our SoC solutions. These are typically non-exclusive contracts provided under royalty-accruing or paid-up licenses. These licenses are generally perpetual or automatically renewed for so long as we continue to pay any maintenance fees that may be due. To date, maintenance fees have not constituted a significant portion of our capital expenditures. While we do not believe our business is dependent to any significant degree on any individual third-party license, we expect to continue to use and may license additional third-party technology for our solutions.

We generally control access to and use of our confidential information through employing internal and external controls, including contractual protections with employees, contractors and customers. We rely in part on U.S. and international copyright laws to protect our mask work. All employees and consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship.

Despite our efforts to protect our intellectual property, unauthorized parties may still copy or otherwise obtain and use our software, technology or other information that we regard as proprietary intellectual property. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. Our customers have in the past received and, particularly as a public company, we expect that in the future we may receive, communications from various industry participants alleging infringement of their patents, trade secrets or other intellectual property rights by our solutions. Any lawsuits could subject us to significant liability for damages, invalidate our proprietary rights and harm our business and our ability to compete. Any litigation, regardless of success or merit, could cause us to incur substantial expenses, reduce our sales and divert the efforts of our technical and management personnel. In the event we receive an adverse result in any litigation, we could be required to pay substantial damages, seek licenses from third parties, which may not be available on reasonable terms or at all, cease sale of products, expend significant resources to develop alternative technology or discontinue the use of processes requiring the relevant technology.

Employees

At March 31, 2011, we employed a total of 395 people, including 101 in the United States and 294 in Asia, primarily in China and Taiwan. We also engage temporary employees and consultants. None of our employees are either represented by a labor union or subject to a collective bargaining agreement. We have not experienced any work stoppages, and we consider our relations with our employees to be good.

Facilities

Our principal executive offices are located in Santa Clara, California, consisting of approximately 22,000 square feet of office space under a lease that expires in March 2013. This facility accommodates our principal sales, marketing, advanced research and development, and administrative activities. We also lease approximately 52,000 square feet of office space in facilities located in Hsinchu and Taipei, Taiwan under lease agreements that automatically renew each year. These Taiwan facilities accommodate research and development, business development, operations, finance and administrative support. We lease approximately 24,000 square feet of office space in Shanghai and Shenzhen, China, under leases that expire in November 2015 and February 2013, respectively, to support research and development and business development. We lease additional facilities in Hong Kong for business development and inventory warehousing and in Japan and South Korea for our local business development personnel.

We believe that our existing facilities are sufficient for our current needs. We intend to add new facilities and expand our existing facilities as we add employees and grow our business, and we believe that suitable additional or substitute space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

We are not currently a party to any legal proceedings. From time to time, however, we may become involved in legal proceedings and claims arising in the ordinary course of our business. The semiconductor industry is characterized by frequent claims and litigation, including claims regarding patent and other intellectual property rights as well as improper hiring practices. Any such claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers and directors and their respective ages as of May 31, 2011:

Name	Age	Position(s)

Executive Officers:

Feng-Ming (“Fermi”) Wang, Ph.D.	47	Chairman of the Board of Directors, President and Chief Executive Officer

Les Kohn	54	Chief Technology Officer and Director

George Laplante	59	Chief Financial Officer

Didier LeGall, Ph.D.	56	Executive Vice President

Christopher Day	47	Vice President, Marketing and Business Development

Non-Employee Directors:

Kenneth A. Goldman(1)	61	Director

Lip-Bu Tan(1)(2)(3)	51	Director

Andrew W. Verhalen(1)(2)(3)	54	Director

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Member of Nominating and Corporate Governance Committee

Feng-Ming (“Fermi”) Wang, Ph.D. has served as our Chairman of the Board of Directors, President and Chief Executive Officer since he co-founded Ambarella in February 2004. Prior to co-founding Ambarella, Dr. Wang was Chief Executive Officer and co-founder of Afara Websystems, a developer of throughput-oriented microprocessor technology, from November 2000 to July 2002 when Afara was acquired by Sun Microsystems, Inc. Before founding Afara, Dr. Wang served as Vice President and General Manager of C-Cube Microsystems, Inc., a digital video company, from August 1991 to August 2000. Dr. Wang holds a B.S. degree in electrical engineering from National Taiwan University and an M.S. degree and Ph.D. in electrical engineering from Columbia University. We believe that Dr. Wang possesses specific attributes that qualify him to serve as a member of our board of directors, including his service as our Chairman of the Board of Directors, President and Chief Executive Officer, his leadership as our co-founder and his years of experience in the digital video industry.

Les Kohn has served as our Chief Technology Officer since he co-founded Ambarella in February 2004. Prior to co-founding Ambarella, Mr. Kohn was Chief Technology Officer and co-founder of Afara Websystems from November 2000 to July 2002. After Afara’s acquisition by Sun Microsystems in July 2002, Mr. Kohn served as a fellow at Sun Microsystems until August 2003. Mr. Kohn served as Chief Architect of C-Cube Microsystems from February 1995 to October 2000. Prior to joining C-Cube Microsystems, Mr. Kohn served in engineering and management positions with Sun Microsystems, Intel Corporation and National Semiconductor. Mr. Kohn holds a B.S. degree in physics from California Institute of Technology. We believe that Mr. Kohn possesses specific attributes that qualify him to serve as a member of our board of directors, including his role in developing Ambarella’s technology, his leadership as our co-founder and his years of experience in the digital video industry.

George Laplante has served as our Chief Financial Officer since March 2011. From May 2009 to March 2011, Mr. Laplante served as a management consultant and interim chief financial officer to several private technology companies. From March 2007 to May 2009, Mr. Laplante served as the Chief Financial Officer and

Secretary of Santur Corporation, a manufacturer of laser technology for the communications industry. From September 2000 to December 2006, Mr. Laplante served as the Chief Financial Officer and Secretary of 2Wire, Inc., a provider of broadband services platforms. Prior to joining 2Wire, Mr. Laplante held finance and management positions at Action Computer Supplies Holdings Plc., ACS Distribution, Inc., Arneson Marine, Inc., Molecular Computer, and Televideo Systems, Inc. Mr. Laplante began his career as a CPA with Arthur Andersen & Company. Mr. Laplante holds a B.A. degree in Economics from Southern Connecticut State College and a Masters in Accountancy from Bowling Green State University.

Didier LeGall, Ph.D. has served as our Executive Vice President since June 2004. Prior to joining Ambarella, Dr. LeGall was a co-founder and Chief Technology Officer of C-Cube Microsystems, where he worked from 1990 to June 2001, when C-Cube Microsystems was acquired by LSI Corporation. After the acquisition, Dr. LeGall served as Vice President and General Manager of LSI Corporation from June 2001 to June 2004. Prior to co-founding C-Cube Microsystems, Dr. LeGall was manager of the Visual Communication group at Bell Communications Research (Bellcore), a telecommunications research and development company from 1985 to 1990. Dr. LeGall held an adjunct professorship at Columbia University from 1985 to 1989 and served as Chairman of Motion Picture Experts Group from 1989 to 1995. Dr. LeGall holds a B.S. equivalent degree from Ecole Centrale de Lyon, France and an M.S. degree and Ph.D. in electrical engineering from the University of California, Los Angeles.

Christopher Day has served as our Vice President, Marketing and Business Development since March 2010. Prior to joining Ambarella, Mr. Day was President and Chief Executive Officer of Mobilygen, Inc., a video compression company from March 2007 to October 2008, prior to acquisition by Maxim Integrated Products, Inc., and then served as Executive Director of Business Management of Maxim until March 2010. From February 2002 to February 2007, Mr. Day served as General Manager of Media Processing at NXP Semiconductors N.V., formerly Philips Semiconductor. From February 1998 to May 2001, Mr. Day served as Senior Director of Marketing for C-Cube Microsystems. Prior to joining C-Cube Microsystems, Mr. Day held sales and marketing positions at AuraVision, Inc., Motorola, Inc., and Hitachi, Ltd. Mr. Day holds a B.S. degree in computer and microprocessor systems from Essex University in the United Kingdom, and an M.B.A. from Santa Clara University.

Kenneth A. Goldman has been a member of our board of directors since September 2009. Mr. Goldman has been the Vice President and Chief Financial Officer of Fortinet, Inc., a provider of unified threat management solutions, since September 2007. From November 2006 to August 2007, Mr. Goldman served as Executive Vice President and Chief Financial Officer of Dexterra, Inc., a provider of mobile enterprise software. From August 2000 until March 2006, Mr. Goldman served as Senior Vice President, Finance and Administration and Chief Financial Officer of Siebel Systems, Inc., a supplier of customer software solutions and services. From December 1999 to December 2003, Mr. Goldman served as an advisory council member of the Financial Accounting Standards Board Advisory Council. Mr. Goldman serves on the board of directors of BigBand Networks, Inc., a provider of broadband multimedia infrastructure, Infinera Corporation, a provider of digital optical networking systems, and NXP Semiconductors NV, a semiconductor company. Mr. Goldman served on the board of directors of Starent Networks Corp., a provider of networking solutions, from February 2006 until December 2009 when it was acquired by Cisco Systems, Inc.; Juniper Networks, Inc., an IP network solutions company, from September 2003 to January 2008; and Leadis Technology, Inc., a fabless semiconductor company, from January 2004 to September 2008. Mr. Goldman is currently on the board of trustees of Cornell University and was formerly a member of the Treasury Advisory Committee on the Auditing Profession, a public committee that made recommendations in September 2008 to encourage a more sustainable auditing profession. Mr. Goldman holds a B.S. in Electrical Engineering from Cornell University and an M.B.A. from the Harvard Business School. We believe that Mr. Goldman possesses specific attributes that qualify him to serve as a member of our board of directors, such as his strong financial background and experience, including his experience as the Chief Financial Officer at a number of public and private companies and his experience as a member of the audit committee of a number of public and private company boards of directors.

Lip-Bu Tan has been a member of our board of directors since February 2004. Mr. Tan has served as Chairman of Walden International, an international venture capital firm, since he founded the firm in 1987. He has also served as President and Chief Executive Officer of Cadence Design Systems, Inc., an electronic design automation software and engineering services company, since January 2009 and as a director since 2004. Mr. Tan currently serves on the board of directors of Cadence Design Systems, Inc., Flextronics International Ltd., Inphi Corporation, Semiconductor Manufacturing International Corporation and SINA Corporation. He previously served on the board of directors of Centillium Communications, Inc. from 1997 to 2007, Creative Technology, Ltd. from 1990 to 2009, Integrated Silicon Solution, Inc. from 1990 to 2007, Leadis Technology, Inc. from 2002 to 2006, and MindTree Ltd. from 2006 to 2009. He holds a B.S. degree in physics from Nanyang University in Singapore, an M.S. degree in nuclear engineering from Massachusetts Institute of Technology and an M.B.A. from the University of San Francisco. We believe that Mr. Tan possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in the electronic design and semiconductor industries as Chief Executive Officer of Cadence and as Chairman of Walden International, an international venture capital firm, and as a current and former board member of a number of technology companies, as well as his expertise in international operations and corporate governance.

Andrew W. Verhalen has been a member of our board of directors since February 2004. Mr. Verhalen has served as a General Partner of Matrix Partners, a venture capital firm, since 1992. He currently serves on the board of directors of several private technology companies in which Matrix Partners has invested and has served in the past on six public technology company boards of directors. Prior to joining Matrix Partners, Mr. Verhalen was an executive at 3Com Corporation from July 1986 through November 1991. He served as Vice President and General Manager of the Network Adapter Division for three years and as a Director or Vice President of Marketing for two years. From July 1981 to July 1986, Mr. Verhalen served in various marketing and strategic planning roles at Intel Corporation. Mr. Verhalen holds M.B.A., Masters of Engineering and B.S.E.E. degrees from Cornell University. We believe that Mr. Verhalen possesses specific attributes that qualify him to serve as a member of our board of directors, including his experience as a technology-focused investor, which gives him in-depth knowledge of, and exposure to, current technology and industry trends and developments, providing us with insight into our industry and target markets and his service as a board member for numerous technology companies.

There are no family relationships among any of our directors or executive officers.

Board Composition

We currently have five directors on our board of directors. The authorized number of directors may be changed by resolution of our board of directors. Immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms as follows:

•	the Class I director will be Dr. Wang, and his term will expire at the annual meeting of shareholders to be held in 2012;

•	the Class II directors will be Messrs. Kohn and Tan, and their terms will expire at the annual meeting of shareholders to be held in 2013; and

•	the Class III directors will be Messrs. Goldman and Verhalen, and their terms will expire at the annual meeting of shareholders to be held in 2014.

At each annual meeting of shareholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. This classification of the board of directors into three classes with staggered three-year terms may have the effect of delaying or preventing changes in our control or management.

Independent Directors

In June 2011, our board of directors undertook a review of the independence of each director and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that all of our directors, other than Dr. Wang and Mr. Kohn, qualify as “independent” directors in accordance with the listing requirements and rules and regulations of             , resulting in a majority of independent directors on our board of directors. Dr. Wang and Mr. Kohn are not considered independent because they are employees of Ambarella. In evaluating Mr. Tan’s independence, the board of directors considered Mr. Tan’s position as President and Chief Executive Officer of Cadence Design Systems, Inc., or Cadence, with whom we have several agreements to provide us with design tools. However, the board of directors noted that Mr. Tan did not derive any direct or indirect material benefit from such agreements, Mr. Tan did not participate in the negotiation of these agreements and our board of directors believes that such agreements are in our best interest and on terms no less favorable than could be obtained from other third parties. In addition, the board of directors noted that the dollar amounts of payments to Cadence pursuant to these agreements will not constitute a material percentage of the revenue of Cadence, or of our revenue or total operating expenses.

Rights to Designate Board Members

Pursuant to a voting agreement that we entered into with certain holders of our ordinary shares and certain holders of our redeemable convertible preference shares:

•	a fund affiliated with Benchmark Capital has the right to designate a director to our board of directors, which seat is currently vacant;

•	a fund affiliated with Walden International has the right to designate a director to our board of directors, who is currently Mr. Tan;

•	a fund affiliated with Matrix Partners has the right to designate a director to our board of directors, who is currently Mr. Verhalen;

•	holders of our ordinary shares have the right to designate two directors to our board of directors, who are currently Mr. Kohn and Dr. Wang, one of whom shall be our Chief Executive Officer; and

•

holders of our ordinary shares and redeemable convertible preference shares, voting as a single class, have the right, subject to the approval of the existing board of directors, to designate a director to our board of directors, who is currently Mr. Goldman.

The provisions of this voting agreement will terminate upon the completion of this offering and there will be no further contractual arrangements regarding the election of our directors.

Board Leadership Structure

Our board of directors is currently chaired by our President and Chief Executive Officer, Dr. Wang. The board of directors has also appointed Mr. Tan as its lead independent director.

The board of directors appointed Mr. Tan as the lead independent director to help reinforce the independence of the board of directors as a whole. The position of lead independent director has been structured to serve as an effective balance to a combined Chief Executive Officer/Chairman of the board of directors. The lead independent director has the responsibility to schedule and prepare agendas for meetings of outside directors, communicate with the Chief Executive Officer/Chairman, disseminate information to the rest of the board of directors in a timely manner, raise issues with management on behalf of the outside directors when appropriate and preside at executive sessions of the board of directors. As a result, we believe that the lead independent director can help ensure the effective independent functioning of the board of directors in its oversight responsibilities. In addition, we believe that the lead independent director is better positioned to build a consensus among directors and to serve as a conduit between the other independent directors and the chairman of the board of directors, for example, by facilitating the inclusion on meeting agendas of matters of concern to the independent directors.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below. Our board of directors may in the future establish other committees to facilitate the management of our business.

Audit Committee

Our audit committee currently consists of Messrs. Goldman, Tan and Verhalen, each of whom our board of directors has determined to be independent under the              listing standards. The chair of our audit committee is Mr. Goldman, whom our board of directors has determined is an “audit committee financial expert” within the meaning of the Securities and Exchange Commission, or SEC, regulations. Mr. Goldman satisfies the independence requirements under the              listing standards and Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, or the Exchange Act. Each member of our audit committee can read and understand fundamental financial statements in accordance with audit committee requirements. In arriving at this determination, the board has examined each audit committee member’s scope of experience and the nature of their current and past employment in the corporate finance sector. The board of directors also considered Mr. Goldman’s service on the audit committees of BigBand Networks, Inc., Infinera Corporation and NXP Semiconductors N.V., all publicly-traded companies. Our board of directors has determined that Mr. Goldman’s simultaneous service on multiple audit committees would not impair his ability to effectively serve on our audit committee.

The responsibilities of our audit committee include:

•	approving the hiring, discharging and compensation of our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent registered public accounting firm and management;

•	providing oversight with respect to related party transactions;

•

reviewing, with our independent registered public accounting firm and management, significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Compensation Committee

Our compensation committee consists of Messrs. Verhalen and Tan, each of whom our board of directors has determined to be independent under the              listing standards, to be a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act and to be an “outside director” as that term is defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or Section 162(m). Mr. Verhalen serves as the chair of our compensation committee.

The responsibilities of our compensation committee include:

•	reviewing and recommending policies relating to compensation and benefits of our executive officers and senior members of management;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, and evaluating the performance of our Chief Executive Officer and other executive officers in light of the established goals and objectives;

•	reviewing and recommending to the board of directors changes with respect to the compensation of our directors; and

•	administering our stock option plans, stock purchase plans, compensation plans and similar programs, including the adoption, amendment and termination of such plans.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Messrs. Tan and Verhalen, each of whom our board of directors has determined is independent under the              listing standards. Mr. Tan serves as the chair of our nominating and corporate governance committee.

The functions of our nominating and corporate governance committee include:

•	reviewing and assessing the performance of our board of directors, including its committees and individual directors, as well as the size of our board of directors;

•	identifying, evaluating and recommending candidates for membership on our board of directors, including nominations by shareholders of candidates for election to our board of directors;

•	reviewing and evaluating incumbent directors;

•	making recommendations to our board of directors regarding the membership of the committees of the board of directors; and

•	reviewing and recommending to our board of directors changes with respect to corporate governance practices and policies.

Our nominating and corporate governance committee does not have a formal policy with respect to diversity of our board of directors; however, our board of directors and the nominating and corporate governance committee believe that it is essential that the directors represent diverse viewpoints.

Compensation Committee Interlocks and Insider Participation

None of the members of the compensation committee is currently or has been at any time one of our officers or employees. None of our executive officers has ever served as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee.

Code of Business Conduct and Ethics

Our board of directors has adopted a code of business conduct and ethics. The code of business conduct and ethics will apply to all of our employees, officers, agents and representatives, including directors and consultants. Our board of directors also has adopted a code of ethics for our Chief Executive Officer and senior financial officers, including our Chief Financial Officer and principal accounting officer, relating to ethical conduct, conflicts of interest and compliance with law. Upon completion of this offering, such code of ethics for our Chief Executive Officer and senior financial officers will be posted on our website at www.ambarella.com. We intend to disclose future amendments to such code, or waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions or our directors on our website identified above. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Summary of Director Compensation

To date, none of our non-employee directors has received any cash compensation for serving on the board of directors. Following the completion of this offering, we expect to implement an annual cash and equity compensation program for our non-employee directors.

We have reimbursed and will continue to reimburse our non-employee directors for their travel, lodging and other reasonable expenses incurred in attending meetings of our board of directors and committees of the board of directors.

Directors who are employees do not receive any compensation for their service on our board of directors.

Fiscal Year 2011 Director Compensation

The following table provides information regarding the compensation earned during the fiscal year ended January 31, 2011 by our non-employee directors:

Name	Stock Option Awards ($)(1)	Total ($)
Kenneth A. Goldman	$22,690	$22,690
Lip-Bu Tan	$113,450	$113,450
Andrew W. Verhalen	$113,450	$113,450

(1)	Amount shown represents the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 for the applicable options granted in fiscal year 2011. Assumptions used in the calculation of these amounts are included in Note 8 to our audited consolidated financial statements included in this prospectus. All options were granted under our 2004 Stock Plan. There can be no assurance that options will be exercised (in which case no value will be realized by the holder) or that the value of the options on exercise will approximate the fair value as computed in accordance with FASB ASC Topic 718.

As of January 31, 2011, our non-employee directors held outstanding stock options as follows:

Name	Stock Options
Kenneth A. Goldman	120,000	(1)
Lip-Bu Tan	100,000	(2)
Andrew W. Verhalen	100,000	(2)

(1)

Includes a stock option to purchase 100,000 shares granted on October 29, 2009 with an aggregate grant date fair value of $86,340 and an exercise price of $1.47 per share, granted in connection with Mr. Goldman’s election to our board of directors. Such stock option is early exercisable, with 1/48 of the shares subject to the stock option vesting in 48 equal monthly installments beginning from October 29, 2009. Also includes a stock option to purchase 20,000 shares granted on November 3, 2010 with a grant date fair value of $22,690 and an exercise price of $1.96 per share. Such stock option is early exercisable, with 1/48 of the shares subject to the stock option vesting in 48 equal monthly installments beginning from August 1, 2010.

(2)	Represents a stock option to purchase 100,000 shares granted on November 3, 2010 with an aggregate grant date fair value of $113,450 and an exercise price of $1.96 per share. Such stock option is early exercisable, with 1/48 of the shares subject to the stock option vesting in 48 equal monthly installments beginning from August 1, 2010.

The exercise price of each stock option granted equaled or exceeded the fair market value of our ordinary shares on the date of grant as determined by our board of directors.

EXECUTIVE COMPENSATION

The following discussion and analysis of compensation arrangements of our named executive officers for fiscal year 2011 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

Compensation Discussion and Analysis

Compensation Summary

Pay for Performance

The cornerstone of our executive compensation program is pay for performance. Accordingly, while we pay competitive base salaries and other benefits, a significant portion of our named executive officers’ compensation opportunity is based on variable pay.

Corporate Governance Best Practices

Our compensation committee stays informed of developing executive compensation best practices and strives to implement them. In this regard, it should be noted:

•	In keeping with our egalitarian corporate culture, neither our named executive officers nor our employees receive car allowances, club memberships or any other special perquisites;

•	We do not provide our named executive officers or other employees with any change of control benefits on a single trigger;

•	Total annual cash incentive payments to any named executive officer are capped at two times their target amount; and

•	Our management and our outside counsel have performed a risk analysis with respect to our compensation plans and policies.

Overview

This Compensation Discussion and Analysis discusses the compensation programs and policies for our Chief Executive Officer, our Chief Financial Officer and our other three most highly compensated executive officers during fiscal year 2011 as determined by the rules of the SEC. We refer to these executive officers as our “named executive officers.” The “named executive officers” for fiscal year 2011 are:

Name	Position(s)
Feng-Ming (Fermi) Wang, Ph.D.	Chairman of the Board of Directors, President and Chief Executive Officer
Victor Lee	Former Chief Financial Officer(1)
Les Kohn	Chief Technology Officer
Didier LeGall, Ph.D.	Executive Vice President
Christopher Day	Vice President, Marketing and Business Development

(1)	Mr. Lee served as our Chief Financial Officer until March 2011. The board of directors appointed George Laplante as our Chief Financial Officer effective March 7, 2011.

Our executive compensation program has focused primarily on attracting executive talent to manage and operate our business, retaining individuals who are key to our growth and success, and rewarding individuals who help us achieve our business objectives. To support these objectives, we provide a competitive total compensation package to our executive officers that we believe achieves the following:

•	motivates and rewards highly-talented individuals whose skills, knowledge and performance are critical to our success;

•	links overall compensation to achieving corporate and individual objectives set at the beginning of each year;

•	creates long-term incentives for management to increase shareholder value by having a significant portion of compensation tied to our long-term success; and

•	provides total compensation that is fair, reasonable and competitive.

The primary components of compensation for our named executive officers are base salary, performance-based cash bonuses, equity-based compensation and severance and change of control benefits, with particular emphasis on the equity-based component as we have sought to align the interests of our executive officers and shareholders while preserving cash.

The following information should be read together with the compensation tables and related disclosures set forth below.

Framework for Determining Executive Compensation

The compensation committee of our board of directors is responsible for overseeing and assisting the board of directors in evaluating and approving the executive compensation programs for our executive officers and reports to the full board of directors on its discussions, decisions and other actions. We utilize a discretionary approach for determining the named executive officers’ compensation, which is based upon the business judgment and experience of our compensation committee members and, for executives other than him, our Chief Executive Officer. We rely in part on the experience and familiarity of our board members with total aggregate compensation levels paid by technology companies of similar scale to ours. Our board members have obtained this experience and familiarity as venture capitalists and/or senior executives at technology companies. We have not retained a compensation consultant to assist our compensation committee in setting executive compensation, though we may choose to do so in the future. We do not benchmark our compensation levels against a peer group of companies, though we plan to do so in the future. We have not adopted any policies or guidelines for allocating compensation between long-term and short-term compensation, between cash and non-cash compensation, or among different forms of non-cash compensation, however a significant amount of our executive officers’ total compensation is in the form of variable compensation.

For executive officers other than Dr. Wang, our Chief Executive Officer, our compensation committee typically seeks and considers input from Dr. Wang regarding such executive officers’ responsibilities, performance and compensation. Specifically, Dr. Wang makes recommendations regarding base salary increases, annual performance-based cash incentive compensation and the grant of long-term equity incentive compensation to our named executive officers other than himself. These recommendations reflect compensation levels that Dr. Wang believes are commensurate with an executive officer’s individual functional role and responsibility level, individual performance, knowledge and skill set, as well as our company’s performance and the market for the position.

Dr. Wang also generally participates in our compensation committee’s deliberations about executive compensation matters, but does not participate in the deliberation or determination of his own compensation. Our compensation committee considers Dr. Wang’s recommendations with respect to executive officers other than himself but is not required to follow any of his recommendations and may adjust compensation up or down as it determines in its discretion. Following deliberations, the compensation committee then approves the type and amount of compensation for all of our named executive officers, including Dr. Wang. The compensation packages typically are then approved by the full board of directors.

Elements of Executive Compensation

The compensation of our executive officers consists of the following principal components:

•	base salary;

•	performance-based cash bonuses;

•	equity incentive awards; and

•	severance and change of control benefits.

We strive to achieve an appropriate mix between cash compensation and equity incentive awards to meet our objectives. We do not apply any formal or informal policies or guidelines for allocating compensation between current and long-term compensation, or between cash and equity compensation. We believe the most important indicator of whether our compensation objectives are being met is our ability to motivate our executive officers to deliver superior performance and retain them to continue their careers with us on a cost-effective basis. Our board of directors, led by our compensation committee, generally conducts an annual review of our executive compensation, as well as the mix of components used to compensate our executive officers. Our board of directors relied on its collective judgment, recommendations from Dr. Wang (for executives other than Dr. Wang), the relative pay among the management team members and its assessment of each executive officer’s role and overall contribution to the business in determining the size and mix of compensation for each executive.

Each of the principal components of our executive compensation program is discussed in more detail below.

Base Salary

Our base salaries are intended to provide financial stability, predictability and security of compensation for our executive officers for fulfilling their core job responsibilities. The base salaries of our named executive officers are primarily based on the scope of their responsibilities, experience, performance and contributions, and our compensation committee’s understanding of compensation paid to similarly situated executives. None of our executive officers has an employment agreement that provides for automatic or scheduled increases in base salary. From the time of our incorporation through our 2009 fiscal year, our base salaries reflected our status as a start-up company focused principally on technology and product development and efficient use of limited cash resources. However, beginning in fiscal year 2010, our revenue began to increase substantially and we generated positive cash flows. Accordingly, our board of directors approved increases in base salaries of our executive officers in light of their additional responsibilities as we focused on increased product development, increased customer penetration, continued revenue growth and financial performance and other long-term objectives.

Dr. Wang typically recommends base salaries for our named executive officers other than himself to our compensation committee for consideration during the fourth quarter of each fiscal year. Our compensation committee considers Dr. Wang’s recommendations with respect to our named executive officers other than himself but is not required to follow any of his recommendations and may adjust the amount of a recommended base salary up or down as it determines in its discretion. Our compensation committee also evaluates Dr. Wang’s base salary during the fourth quarter of each fiscal year. Decisions regarding salary increases may take into account the executive’s current salary, equity ownership and the amounts paid to an executive’s peers inside our company. Adjustments to executive officer base salaries are typically approved by the full board of directors in the first quarter of each fiscal year.

In February 2010, our board of directors approved an increase in Dr. Wang’s salary for fiscal year 2011 from $216,000 to $250,000 in light of our strong financial and operating performance in the 2010 fiscal year,

Dr. Wang’s increased responsibilities resulting from our increased headcount and operations and his success in meeting other long-term objectives.

In February 2010, our board of directors also approved increases in base salaries for Messrs. Lee and Kohn and Dr. LeGall from $200,000 to $210,000 for fiscal year 2011 in light of our performance in the 2010 fiscal year and their success in meeting other long-term objectives.

In November 2010, our board of directors, upon a recommendation from the compensation committee, approved increases in base salaries for each of our executive officers in light of our continued growth in revenue and customer penetration, our increased research and development efforts, the officers’ responsibilities related to product development and customer engagements and increased responsibilities relating to preparing us for an initial public offering, as well as our compensation committee’s understanding of compensation paid to similarly situated executives at other technology companies. These salary increases went into effect in November 2010.

The following table sets forth the annual base salary for each of our named executive officers for our 2011 and 2012 fiscal years (with the fiscal year 2012 base salaries taking effect in November 2010 as described above):

Name	Fiscal Year 2011 Base Salary	Fiscal Year 2012 Base Salary
Fermi Wang	$250,000	$300,000
Victor Lee(1)	$210,000	$250,000
Les Kohn	$210,000	$275,000
Didier LeGall	$210,000	$240,000
Christopher Day(2)	$200,000	$220,000

(1)	Mr. Lee’s 2012 fiscal year annual base salary will be pro-rated based upon his partial year of service.
(2)	Mr. Day’s 2011 fiscal year annual base salary was pro-rated based upon his partial year of service.

Additionally, our new Chief Financial Officer, Mr. Laplante, will receive an annual base salary of $300,000 in our 2012 fiscal year, pro-rated for his partial year of service.

Performance-Based Cash Bonuses

We provide an annual cash bonus for our executive officers. Annual cash bonuses are intended to reward our executives for achieving corporate financial and operational goals, as well as individual objectives. Amounts payable under the annual cash incentive bonus plan are generally calculated as a percentage of the applicable executive’s base salary. The compensation committee and board of directors also recognized that achievement of corporate goals would require a team effort among management, and therefore the target bonus percentages should reflect internal parity with the largest percentage allocated to our Chief Executive Officer in light of his greater responsibility for our overall success and performance. For fiscal years 2011 and 2012, Dr. Wang’s target cash bonus is 50% of his annual base salary, while each of the other named executive officers (as well as our new Chief Financial Officer, Mr. Laplante) has a target cash bonus of up to 30% of his annual base salary. The targets are subject to the achievement of performance objectives and are generally earned if the named executive officer exceeds the performance objectives. Performance in excess of the stated goals and objectives would entitle the executive officers to bonuses that exceeded the target amounts. In addition, our compensation committee or board of directors has discretion to pay performance bonuses that are below, meet or exceed the targets. Total payments to any named executive officer, however, are capped at two times their target amount.

Dr. Wang typically recommends corporate performance objectives to our compensation committee for approval. In establishing the bonus plan for fiscal year 2011, Dr. Wang and the compensation committee deemed it appropriate to link compensation to our actual financial performance and, to foster a team approach, all executives should have the same percentage of their bonus tied to the corporate objectives. In addition to the corporate performance objectives, Dr. Wang proposes individual performance objectives for the fiscal year for each of our named executive officers other than himself. Individual performance objectives vary from year to year and are tailored to the responsibilities and key objectives of such executive. The compensation committee sets Dr. Wang’s individual objectives based on input from Dr. Wang, as well as its own understanding of our primary goals and objectives.

For Dr. Wang, these individual objectives included product development, customer engagements, increased headcount, progress toward an initial public offering, and overall operating performance. For Mr. Lee, these individual objectives were focused around increased headcount, progress toward an initial public offering and overall financial performance. For Mr. Kohn, these individual objectives were focused around technology development, product development and exploring potential strategic relationship opportunities. For Dr. LeGall, these individual objectives were focused on achieving design wins, customer engagements and exploring potential strategic relationship opportunities. For Mr. Day, these individual objectives were focused around exploring new market opportunities, product roadmaps and customer engagements.

The components of the fiscal year 2011 cash incentive bonuses were as follows:

•	60% of each executive’s target bonus was based upon the amount of revenue recorded by us in fiscal year 2011;

•	30% of each executive’s target bonus was based upon the amount of gross profit recognized by us in fiscal year 2011; and

•	10% of each executive’s target bonus was based upon the achievement of individual objectives tailored to gauge the performance of each executive in his respective role, as described above.

For the 2011 fiscal year, Dr. Wang was eligible for a target bonus of $131,250, Mr. Lee was eligible for a target bonus of $66,000, Mr. Kohn was eligible for a target bonus of $67,875, Dr. LeGall was eligible for a target bonus of $65,250 and Mr. Day was eligible for a target bonus of $61,500.

In the first quarter of each fiscal year, our compensation committee reviews the performance of our company and of our named executive officers in the prior year and determines the amount of the performance bonus to be paid to each named executive officer. Our compensation committee typically seeks and considers input from Dr. Wang regarding the performance of our named executive officers other than himself in relation to the individual performance objectives established for the particular year and the amount of any performance bonus for those named executive officers, but is not required to follow any of his recommendations and may adjust the amount of a recommended performance bonus up or down as it determines in its discretion. The amount of cash bonus awarded to each executive officer is then approved by the full board of directors in the first quarter of each fiscal year.

For fiscal year 2011, our actual revenue and gross profit met the corporate financial targets set for the management team at a combined level of 96.7%. The board of directors determined that Dr. Wang had substantially achieved the individual objectives set for him for fiscal year 2011 based upon our product development efforts, customer engagements, increased headcount and overall operating performance. Based on the foregoing criteria, our board of directors awarded a performance bonus of $126,918 to Dr. Wang for fiscal year 2011.

The compensation committee also determined, based on input from Dr. Wang, that the other executive officers substantially achieved their individual performance objectives for the 2011 fiscal year. Based on the foregoing criteria, our board of directors awarded performance bonuses to our named executive officers for fiscal year 2011 as follows: Mr. Lee was awarded $63,846, Mr. Kohn was awarded $65,660, Dr. LeGall was awarded $63,120, and Mr. Day was awarded $59,493. Mr. Day’s performance bonus was not pro-rated for his partial year of service.

We do not have a formal policy regarding adjustment or recovery of awards or payment if the relevant performance measures upon which the awards or payments are based are subsequently restated or otherwise adjusted in a manner that would have reduced the size of the award or payment.

Equity Incentive Awards

Historically, equity-based compensation has been our primary long-term incentive compensation component. Our equity-based compensation is intended to retain executive officers through the use of time-based vesting while tying our long-term financial performance and shareholder value creation to the executive officer’s financial gain. We believe that both time-based vesting and shared financial success are long-term incentives that motivate executive officers to grow revenue and earnings, enhance shareholder value and align the interests of our shareholders and executives. The vesting feature of our equity grants contributes to executive officer retention as this feature provides an incentive to our executive officers to remain in our employ during the vesting period. Because employees profit from stock options only if our share price increases relative to the stock option’s exercise price, we believe stock options provide meaningful incentives to employees to achieve increases in the value of our shares over time. To date, all equity awards to executive officers, other than initial sales of founder shares to Dr. Wang and Mr. Kohn, have been in the form of stock options granted at fair market value with time-based vesting.

Generally, upon commencement of employment, executives are awarded initial stock option grants carrying a service-based vesting condition, with 1/4 of the shares generally vesting one year from the vesting commencement date and the remaining shares vesting in equal monthly installments over the following 36 months. Historically, our practice has been to review equity awards to existing employees, including our executive officers, after two years of service and annually thereafter and to make additional awards if appropriate. These additional awards to our executive officers generally vest in equal monthly installments over 48 months, subject to continued service. The level of equity-based compensation is reviewed periodically and additional option grants are made from time to time. In the future, we expect our compensation committee to review equity-based compensation levels, along with our base salary and annual cash incentives, on an annual basis.

All stock options awarded to our executive officers to date have been granted by the full board of directors. These grants have been made as and when necessary, as determined by our board of directors, rather than at a specific time each year.

In November 2010, our named executive officers were awarded stock options under our 2004 Stock Plan based on our compensation committee’s annual review. These awards were granted in recognition of our named executive officers’ efforts during the previous year after considering the continued growth and development of our business as well as the additional roles and responsibilities of the executives going forward. In determining the size of the equity awards, our compensation committee considered the functional role and responsibility of the executive officer’s position, the executive’s performance, the amount of equity previously awarded to him and the vesting status of such awards, the total number of equity awards outstanding, the potential dilutive effect of the awards on our shareholders and, in the case of awards to executive officers other than Dr. Wang, the recommendation of Dr. Wang. These factors were considered as a whole without specific weighting or formula.

The following table presents the stock options granted in fiscal year 2011 to our named executive officers:

Name	Date of Award	Number of Shares
Fermi Wang	11/3/2010	300,000
Victor Lee	11/3/2010	60,000	(1)
Les Kohn	11/3/2010	220,000
Didier LeGall	11/3/2010	80,000
Christopher Day	4/13/2010 11/3/2010	450,000 40,000	(2)

(1)	Mr. Lee’s stock option vests over a period of 12 months beginning August 1, 2010. This stock option will cease vesting upon Mr. Lee’s termination of service with us following a transition period.
(2)	Mr. Day was granted a stock option in April 2010 for 450,000 shares in connection with his commencement of employment with us in March 2010.

Our new Chief Financial Officer, Mr. Laplante, received a new hire stock option for 1,348,000 shares in March 2011. This option vests as to 1/4 of the shares subject to such stock option on the first anniversary of the grant date and as to 1/48 of the shares subject to such stock option each month thereafter, so as to be 100% vested on the fourth anniversary of the grant date, subject to his continued service.

We have historically granted stock options at exercise prices of no less than the fair market value of our ordinary shares on the date of grant as determined by our board of directors. The exercise price of all stock options granted after the completion of this offering will be equal to the fair market value of our ordinary shares on the date of grant, which generally will be determined by reference to the market price of our ordinary shares. We do not have a program, plan or practice of selecting grant dates for equity incentive awards to our executive officers in coordination with the release of material non-public information. As a privately-owned company, there has been no market for our ordinary shares. The compensation committee may adopt a formal policy regarding the timing of grants at a later date.

We encourage our executives to hold a significant equity interest but we have not adopted a formal policy nor set specific ownership guidelines.

Severance and Change of Control Benefits

Employment of our executive officers is “at will.” We have entered into severance and change of control agreements with each of our named executive officers pursuant to which they are entitled to receive compensation and other benefits in connection with certain terminations of employment and terminations of employment in connection with a change of control event.

Our goal in providing certain severance and change of control benefits is to offer sufficient cash continuity protection such that our executives will focus their full time and attention on the requirements of our business rather than the potential implications for their respective positions. We prefer to have certainty and internal parity regarding the potential severance amounts payable to our named executive officers under certain circumstances, rather than negotiating severance at the time that a named executive officer’s employment terminates. We have also determined that accelerated vesting provisions are appropriate because they will encourage our named executive officers to stay focused in such circumstances, rather than the potential implications for them.

These agreements are described in more detail below under “Employment, Severance and Change of Control Arrangements.”

Compensation Risk Analysis

Our management and outside legal counsel evaluated the risk inherent in our executive and non-executive compensation programs. The analysis concluded that, among other things:

•	incentive plans are well-aligned with compensation design principles that generally follow best practices;

•	management incentives are capped at 200% of target for individuals;

•	neither our named executive officers nor our employees receive car allowances, club memberships or any other special perquisites; and

•	we do not offer any unusual benefits or compensation programs.

Broad Based Employee Benefits

We believe that establishing competitive benefit packages for our employees is an important factor in attracting and retaining highly qualified personnel. Our named executive officers are eligible to participate in all of our employee benefit plans, such as medical, dental, disability, vision, group life and accidental death and dismemberment insurance, our patent incentive program and our 401(k) plan, in each case on the same basis as other U.S.-based salaried employees. We do not offer club memberships, automobile allowances, tickets to sporting events or concerts or other perquisites to any of our named executive officers as that would be inconsistent with our egalitarian corporate culture. We have offered our new Chief Financial Officer, Mr. Laplante, a $5,000 per month housing allowance for up to 12 months, subject to his continuing employment, as part of his initial compensation package.

Accounting and Tax Considerations

Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or the Internal Revenue Code, which will become applicable to us upon the closing of this offering, generally disallows a tax deduction for compensation in excess of $1.0 million paid to any and each of our Chief Executive Officer and other highest paid officers in office at year end. Qualifying performance-based compensation is not subject to the deduction limitation if specified requirements are met. Going forward, we intend to periodically review the potential consequences of Section 162(m) and we generally intend to structure the performance-based portion of our executive compensation, where feasible, to comply with exemptions to Section 162(m) so that the compensation remains tax deductible to us. However, our compensation committee may, in its judgment, authorize compensation payments that do not comply with the exemptions in Section 162(m) when it believes that such payments are appropriate to attract and retain executive talent.

We account for equity compensation paid to our employees under applicable accounting guidance for stock-based compensation arrangements, which requires us to estimate and record an expense over the service period of the award. Accordingly, stock-based compensation cost is measured and recorded at grant date, based on the fair value of the awards, and is recognized as an expense over the requisite employee service period.

Fiscal Year 2011 Summary Compensation Table

The following table summarizes information regarding the compensation awarded to, earned by or paid to our principal executive, our principal financial officer serving at the end of fiscal year 2011 and our other three most highly compensated executive officers during the fiscal year ended January 31, 2011. We refer to these individuals as our named executive officers.

Name and Position(s)	Fiscal Year	Salary ($)(1)	Stock Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)		Total ($)
Feng-Ming (“Fermi”) Wang Chairman of the Board of Directors, President and Chief Executive Officer	2011	262,500	340,350	126,918	—		729,768
Victor Lee(4) Former Chief Financial Officer	2011	220,000	68,070	63,846	—		351,916
Les Kohn Chief Technology Officer	2011	226,250	249,590	65,660	20,000	(5)	561,500
Didier LeGall Executive Vice President	2011	217,500	90,760	63,120	—		371,380
Christopher Day Vice President, Marketing and Business Development	2011	173,750	562,115	59,493	—		795,358

(1)	The base salaries of our executive officers were increased, effective November 1, 2010 in connection with additional responsibilities and duties they assumed with respect to our business development. Dr. Wang’s base salary was increased from $250,000 to $300,000, Mr. Lee’s base salary was increased from $210,000 to $250,000, Mr. Kohn’s base salary was increased from $210,000 to $275,000, and Dr. LeGall’s base salary was increased from $210,000 to $240,000. Mr. Day joined us in March 2010 at a base salary of $200,000, which was increased to $220,000 effective November 1, 2010.

(2)	Amounts shown in this column do not reflect dollar amounts actually received by our named executive officers. Instead, these amounts reflect the aggregate grant date fair value of each stock option granted in the fiscal year ended January 31, 2011 calculated in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 9 to our audited consolidated financial statements included in this prospectus. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. Our named executive officers will only realize compensation to the extent the trading price of our ordinary shares is greater than the exercise price of such stock options.
(3)	Reflects performance-based cash bonuses paid to our executive officers for performance in fiscal 2011.
(4)	Mr. Lee served as our Chief Financial Officer until March 2011.
(5)	Reflects payments made under our patent incentive program.

In March 2011, George Laplante was hired as our Chief Financial Officer with an annual base salary of $300,000 and was granted an option to purchase 1,348,400 ordinary shares.

Fiscal Year 2011 Grants of Plan-Based Awards

The following table provides information regarding all grants of plan-based awards that were made to or earned by our named executive officers during fiscal year 2011. The information in this table supplements the dollar value of stock options set forth in the “Fiscal Year 2011 Summary Compensation Table” by providing additional details about the awards.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Stock Option Awards: Number of Securities Underlying Stock Options (#)	Exercise or Base Price of Stock Option Awards ($/Share)	Grant Date Fair Value of Stock and Stock Option Awards ($)(2)
Name	Grant Date	Threshold ($)	Target ($)(1)	Maximum ($)(1)
Feng-Ming (“Fermi”) Wang	11/3/2010	—	—	—	300,000	1.96	340,350
	N/A	—	131,250	262,500	—	—	—

Victor Lee	11/3/2010	—	—	—	60,000	1.96	68,070
	N/A	—	66,000	132,000	—	—	—

Les Kohn	11/3/2010	—	—	—	220,000	1.96	249,590
	N/A	—	67,875	135,750	—	—	—

Didier LeGall	11/3/2010	—	—	—	80,000	1.96	90,760
	N/A	—	65,250	130,500	—	—	—

Christopher Day	11/3/2010	—	—	—	40,000	1.96	45,380
	4/13/2010	—	—	—	450,000	1.92	516,735
	N/A	—	61,500	133,000	—	—	—

(1)	Our non-equity incentive plan awards, and how they were determined, are based upon a formula that includes some discretion as to amounts paid, as discussed under “Executive Compensation—Compensation Discussion and Analysis—Performance-Based Cash Bonuses” elsewhere in this prospectus. These amounts represent the target and maximum amounts that could have been earned for fiscal year 2011. Actual amounts earned for fiscal year 2011 are included in the “Fiscal Year 2011 Summary Compensation Table” above.

(2)	Amounts represent the aggregate grant date fair value of stock options granted in fiscal year 2011, calculated in accordance with FASB ASC Topic 718. See Note 8 to our audited consolidated financial statements included in this prospectus for a discussion of assumptions made in determining the grant date fair value and compensation expense of our stock options.

Outstanding Equity Awards at Fiscal 2011 Year-End

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable(1)		Number of Securities Underlying Unexercised Options (#) Unexercisable(2)		Option Exercise Price ($)(3)	Option Expiration Date
Feng-Ming (“Fermi”) Wang	302,083		197,917	(4)	0.65	7/9/2018
	18,062		32,938	(5)	1.47	10/28/2019
	159,020		289,980	(5)	1.47	10/28/2019
	31,250		268,750	(6)	1.96	11/2/2020

Victor Lee	277,776	(7)	—		0.27	9/12/2017
	50,000	(8)	—		0.65	7/9/2018
	—		225,000	(9)	1.47	10/28/2019
	—		60,000	(10)	1.96	11/2/2020

Les Kohn	241,666		158,334	(4)	0.65	7/9/2018
	27,847		23,563	(5)	0.71	7/8/2019
	78,402		170,188	(5)	0.71	7/8/2019
	22,916		197,084	(6)	1.96	11/2/2020

Didier LeGall	250,000	(11)	—		0.27	8/27/2017
	135,937		89,063	(4)	0.65	7/9/2018
	63,750		116,250	(5)	0.71	7/8/2019
	8,333		71,667	(6)	1.96	11/2/2020

Christopher Day	—		450,000	(12)	1.92	4/12/2020
	4,166		35,834	(6)	1.96	11/2/2020

(1)	Unless otherwise noted, shares subject to the stock option are vested in full.
(2)	Vesting of each stock option is contingent upon the executive officer’s continued service.
(3)	Represents the fair market value of our ordinary share on the date of grant, as determined by our board of directors. For more information on our methodology for determining the exercise price of the options, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Management Estimates—Stock-Based Compensation” appearing elsewhere in this prospectus.
(4)	The shares subject to the stock option vest over a four-year period commencing on August 1, 2008, with 1/48 of the shares vesting on a monthly basis.
(5)	The shares subject to the stock option vest over a four-year period commencing on August 1, 2009, with 1/48 of the shares vesting on a monthly basis.
(6)	The shares subject to the stock option vest over a four-year period commencing on August 1, 2010, with 1/48 of the shares vesting on a monthly basis.
(7)	Includes 162,036 unvested shares that are exercisable prior to vesting subject to our right to repurchase any shares that fail to vest prior to a termination of service. The unvested shares vest at the rate of 23,148 per month.
(8)

The shares subject to the stock option vest over a four-year period, with 1/4 of the shares vesting on August 1, 2009, and the remainder vesting in 36 equal monthly installments thereafter. The option may be exercised prior to vesting, subject to our right to repurchase any shares that fail to vest prior to a termination of service in accordance with this vesting schedule. As of January 31, 2011, 30,208 of the shares were vested and the remaining 19,792 shares were unvested and will vest monthly over the remainder of the vesting period.

(9)	The shares subject to the stock option vest over a four-year period commencing August 27, 2011, with 1/48 of the shares vesting on a monthly basis.
(10)	The shares subject to the stock option vest over a 12-month period commencing on August 1, 2011, with 1/12 of the shares vesting on a monthly basis.
(11)	The shares subject to the stock option vest over a four-year period commencing on June 16, 2008 with 1/48 of the shares vesting on a monthly basis. The option may be exercised prior to vesting, subject to our right to repurchase any shares that fail to vest prior to a termination of service in accordance with this vesting schedule.
(12)	The shares subject to the stock option vest over a four-year period, with 1/4 of the shares vesting on March 29, 2011, and the remainder vesting in 36 equal monthly installments thereafter.

Employment, Severance and Change of Control Arrangements

Each of Victor Lee, Didier LeGall and Christopher Day has entered into an offer letter with us that sets forth such officer’s starting base salary and the number of shares to be awarded pursuant to an initial stock option grant and that provides that such officer is eligible to participate in our standard employee benefit plans. Each offer letter also provides that such officer is an at-will employee and his employment may be terminated at anytime by us. Mr. Lee’s offer letter further provided that if Mr. Lee’s employment terminates within 12 months after a change of control of the company, Mr. Lee would be entitled to certain severance benefits; these provisions were superseded by the change of control and severance agreement entered into with Mr. Lee, as described below.

Each of Fermi Wang, Victor Lee, Les Kohn, Didier LeGall and Christopher Day has entered into a change of control and severance agreement with us, as described below.

Potential Payments Upon Termination or Change of Control

Under our form of change of control and severance agreement, our named executive officers are entitled to the benefits and payments described below in the event their employment with us is terminated involving certain circumstances.

Severance Arrangements. Upon a termination of an executive officer by us other than for cause occurring more than three months before or twelve months following a change of control, subject to the execution of a general release of claims, such executive officer is entitled to:

•	the payment of accrued salary and vacation;

•	payment of a lump sum equal to 100% (Dr. Wang and Messrs. Lee and Kohn) or 50% (Dr. LeGall and Mr. Day) of the executive officer’s then-current annual base salary;

•	payment of a prorated portion of the executive officer’s annual target bonus;

•

immediate acceleration of twelve months (Dr. Wang and Messrs. Lee and Kohn) or six months (Dr. LeGall and Mr. Day) of vesting of outstanding options to the extent such options vest based solely on service to the company over time; and

•	company-paid premiums for COBRA continuation coverage for up to twelve months (Dr. Wang and Messrs. Lee and Kohn) or six months (Dr. LeGall and Mr. Day) after the date of termination.

Change of Control Arrangements. Upon a termination of an executive officer by us other than for cause or, if such officer resigns for good reason, within three months before or twelve months following a change of control, subject to the execution of a general release of claims, our executive officers are entitled to:

•	the payment of accrued salary and vacation;

•	payment of a lump sum equal to 100% of the executive officer’s then-current annual base salary;

•	payment of a prorated portion of the executive officer’s annual target bonus;

•

immediate acceleration of vesting of 100% (Dr. Wang and Messrs. Lee and Kohn) or 50% (Dr. LeGall and Mr. Day) of outstanding options to the extent such options vest based solely on services to the company over time; and

•	company-paid premiums for COBRA continuation coverage for up to 12 months after the date of termination.

In addition to the foregoing benefits, Dr. Wang and Messrs. Kohn and Lee would also receive a gross-up payment if the executive officer is required to pay excise tax under Section 4999 of the Code, with the amount of such gross-up payment equal to the amount of excise tax. No other executive would receive a gross-up payment. In the event that the severance and other benefits payable to Dr. LeGall or Mr. Day constitute “parachute payments” under Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, then such executive’s benefits will be either (i) delivered in full or (ii) delivered to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever results in the receipt by such executive on an after-tax basis of the greatest amount of benefits.

For purposes of the change of control and severance agreements above, the term “cause” means the occurrence of any of the following events: (i) the executive officer’s willful and continued failure to substantially perform the duties of his position (other than failure resulting from the executive officer’s complete or partial incapacity due to physical or mental illness or impairment); (ii) the executive officer’s willful and continued failure to substantially perform the lawful and specific directives of the board of directors, as reasonably determined by the board of directors (other than failure resulting from the executive officer’s complete or partial incapacity due to physical or mental illness or impairment); (iii) the executive officer’s willful commission of an act of fraud or dishonesty resulting in, or is likely to result in, material economic or financial injury to us; or (iv) the executive officer’s willful engagement in illegal conduct that was or is reasonably likely to be materially injurious to us; provided that we have provided to the executive officer any requisite notice in a timely manner and, if permitted to correct the deficiency, the executive officer has failed to do so.

For purposes of the change of control and severance agreements above, “change of control” means the occurrence of any of the following events: (i) any person becomes the beneficial owner, directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then-outstanding voting securities (except that any change in the ownership of our stock as a result of a private financing that is approved by the Board will not be considered a change of control); (ii) any person acquires more than 50% of the value of our assets over a twelve-month period; (iii) the consummation of a merger or consolidation with any other entity, other than a merger or consolidation that would result in our voting securities outstanding immediately prior thereto continuing to represent at least 50% of the total voting power represented by our voting securities or the voting securities of such surviving entity (or its parent) outstanding immediately after such merger or consolidation; or (iv) the replacement of a majority of the Board during any twenty-four month period by directors whose appointment or election is not approved by a majority of the members of the Board prior to the date of the appointment or election.

For purposes of the change of control and severance agreements above, “good reason” means the executive officer’s voluntary resignation from all positions such officer holds with us, effective within 90 days after the occurrence of: (i) a reduction by us of the executive officer’s base salary or annual target bonus in effect immediately prior to such reduction (other than reductions in connection with similar percentage reductions imposed on all executive-level employees); (ii) a reduction by us of the executive officer’s health or welfare benefits in effect immediately prior to such reduction (other than reductions in connection with similar percentage reductions imposed on all executive-level employees); (iii) our requiring the executive officer to move his primary work location to a location that increases his one-way commute by more than 30 miles from our then-current location; (iv) our failure to continue in effect any material compensation or benefit plan or practice in which the executive officer is eligible to participate in immediately prior to the change of control; (v) our failure to obtain the assumption, in all material respects, of the change of control agreement by any of our successors; or, for certain of the executive officers, (vi) a material diminution in such executive officer’s authority, duties, responsibilities, title or reporting structure; provided that the executive officer must provide written notice to us of the existence of one of these conditions within 60 days after its initial existence, and we must be provided with a period of 30 days during which we may cure the circumstances giving rise to the condition, in which case no good reason will exist.

The following table summarizes the payments that would be made to our named executive officers upon the occurrence of a termination of employment qualifying for severance benefits or upon a change of control, assuming that each named executive officer’s termination of employment with our company occurred on January 31, 2011 or in the event that a qualifying termination of employment in connection with a change of control of our company occurred on January 31, 2011, as applicable. Amounts shown do not include (i) accrued but unpaid salary through the date of termination, or (ii) other benefits earned or accrued by the named executive officer during his employment that are available to all salaried employees, such as accrued vacation.

	Termination Without Cause (No change of control) ($)	Termination Without Cause (Within three months before or twelve months after change of control) ($)
Fermi Wang
Cash Severance Attributable to Salary	$300,000	$300,000
Cash Severance Attributable to Bonus	131,250	131,250
Acceleration of Stock Options(1)	225,000	417,501
Continued Health Benefits(2)	24,025	24,025

Total	$680,275	$872,776

Victor Lee
Cash Severance Attributable to Salary	$250,000	$250,000
Cash Severance Attributable to Bonus	66,000	66,000
Acceleration of Stock Options(1)	317,778	410,018
Continued Health Benefits(2)	8,945	8,945

Total	$642,723	$734,963

Les Kohn
Cash Severance Attributable to Salary	$275,000	$275,000
Cash Severance Attributable to Bonus	67,875	67,875
Acceleration of Stock Options(1)	224,750	449,606
Continued Health Benefits(2)	13,285	13,285

Total	$580,910	$805,766

Didier LeGall
Cash Severance Attributable to Salary	$120,000	$240,000
Cash Severance Attributable to Bonus	65,250	65,250
Acceleration of Stock Options(1)	117,781	378,809
Continued Health Benefits(2)	7,175	14,350

Total	$310,206	$698,409

Christopher Day
Cash Severance Attributable to Salary	$110,000	$220,000
Cash Severance Attributable to Bonus	61,500	61,500
Acceleration of Stock Options(1)	2,250	9,000
Continued Health Benefits(2)	10,625	21,250

Total	$184,375	$311,750

(1)	The value of accelerated stock options was calculated by multiplying (x) the number of shares subject to acceleration by (y) the difference between the estimated fair market value of an ordinary share on January 31, 2011, which was $1.96, and the per share exercise price of the unvested shares subject to acceleration.
(2)	Represents the aggregate full premium payments that would be required to be paid to or on behalf of each named executive officer to provide continued health insurance coverage under COBRA (based on the executive’s health insurance coverage as of January 31, 2011) for the maximum period available to the executive officer.

Dr. Wang and Messrs. Kohn and Lee would also receive a gross-up payment if the executive officer is required to pay excise tax under Section 4999 of the Code with the amount of such gross-up payment equal to the amount of excise tax. No other executive would receive a gross-up payment. In the event that the severance and other benefits payable to Dr. LeGall or Mr. Day constitute “parachute payments” under Section 280G of the Code and would be subject to the excise tax imposed by Section 4999 of the Code, then such executive’s benefits will be either (i) delivered in full or (ii) delivered to such lesser extent which would result in no portion of such benefits being subject to the excise tax, whichever results in the receipt by such executive on an after-tax basis of the greatest amount of benefits.

In addition to the benefits described above, our 2004 Stock Plan provides for the acceleration of vesting of awards in certain circumstances in connection with a change of control of our company. See “2004 Stock Plan” below.

Equity Incentive Plans

2004 Stock Plan

Our board of directors adopted, and our shareholders approved, the 2004 Stock Plan, as amended, or the 2004 Plan. The 2004 Plan was last amended on March 8, 2011. The 2004 Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”), nonstatutory stock options, and stock purchase rights to acquire restricted stock. Upon the completion of this offering, no additional stock options or other stock awards will be granted under the 2004 Plan and the 2004 Plan will be terminated. However, all outstanding stock options and other stock rights previously granted under the 2004 Plan will remain subject to the terms of the 2004 Plan.

Share Reserve

We currently have reserved a total of 43,620,680 ordinary shares for issuance under the 2004 Plan. As of January 31, 2011, 23,304,176 ordinary shares had been issued upon the exercise of stock options granted under the 2004 Plan, net of repurchases; stock options to purchase 17,194,147 ordinary shares at a weighted-average exercise price of $0.97 per share were outstanding; and 2,852,677 shares remained available for future grant under the 2004 Plan.

Administration

Our board of directors or a committee appointed by the board of directors administers the 2004 Plan, referred to as the administrator. Subject to the provisions of the 2004 Plan, the administrator has the authority to construe and interpret the 2004 Plan and to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares covering each award, the fair market value of an ordinary share, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award, and the terms of the award agreement for use under the 2004 Plan. The administrator also has the authority, subject to the terms of the 2004 Plan, to amend existing awards to reduce their exercise price, to institute an exchange program by which outstanding awards may be surrendered in exchange for cash and/or awards that may have different exercise prices and terms.

Eligibility

The 2004 Plan provides for the grant of equity awards, including stock options and stock purchase rights to acquire restricted stock, to our employees, directors and consultants. Incentive stock options may be granted only to employees. Stock awards other than incentive stock options may be granted to employees, directors and consultants.

Stock Options

The administrator may grant incentive and/or nonstatutory stock options under the 2004 Plan, provided that incentive stock options are granted only to employees. The exercise price of such options must equal at least the fair market value of an ordinary share of the company on the date of grant and the term of an option may not exceed 10 years, provided that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our share capital or our parent or subsidiaries may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of an ordinary share on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other method acceptable to the administrator. Subject to the provisions of the 2004 Plan, the administrator determines the remaining terms of the options (e.g., vesting). After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. However, in no event may an option be exercised later than the expiration of its term.

Stock Purchase Rights

Stock purchase rights to acquire restricted stock may be granted pursuant to restricted stock purchase agreements adopted under the 2004 Plan. Stock purchase rights are grants of rights to purchase our ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. After the administrator determines that it will offer stock purchase rights, it will advise the purchaser of the terms, conditions and restrictions related to the offer, including the number of shares that the purchaser is entitled to purchase, the price to be paid (if any) and the time within which the purchaser must accept such offer. A purchaser accepts the offer by execution of a restricted stock purchase agreement in the form determined by the administrator. Once the stock purchase right is exercised, the purchaser will have rights equivalent to a shareholder.

Transferability of Awards

Unless determined otherwise by the administrator, options and stock purchase rights may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee, only by the optionee.

Certain Adjustments

In the event of certain changes in our capitalization, such as a distribution, stock split or recapitalization, in order to prevent diminution or enlargement of the benefits or potential benefits available under the 2004 Plan, appropriate adjustments will be made to the class and number of shares that may be delivered under the 2004 Plan and to the class, number of shares and price per share of all outstanding stock options and stock purchase rights.

Dissolution or Liquidation

If we dissolve or liquidate, then outstanding stock options or stock purchase rights under the 2004 Plan will terminate immediately prior to the consummation of such dissolution or liquidation.

Merger or Change in Control

In the event of a merger or change in control, as defined in the 2004 Plan, each outstanding award will be assumed or substituted for by the successor corporation (or its parent or subsidiary). If the surviving or acquiring corporation does not assume or substitute for outstanding awards, then such awards will fully vest and become fully exercisable, for a specified period prior to the transaction. The administrator will notify the award holder that such award will be fully exercisable for such period of time and will terminate upon expiration of such period.

Plan Amendment, Termination

Our board of directors has the authority to amend or terminate the 2004 Plan provided such action does not impair the rights of any participant. Certain amendments require shareholder approval. Upon the completion of this offering, no additional stock options or other stock awards will be granted under the 2004 Plan and the 2004 Plan will be terminated. However, all outstanding stock options and other stock rights previously granted under the 2004 Plan will remain subject to the terms of the 2004 Plan.

2011 Equity Incentive Plan

Our board of directors has adopted, and we expect our shareholders will approve, our 2011 Equity Incentive Plan, or the EIP, prior to the closing of this offering. Subject to shareholder approval, the EIP is effective upon its adoption by our board of directors, but is not expected to be used until after the completion of this offering. The EIP permits the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares, deferred stock units and dividend equivalents to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

Share Reserve

The maximum aggregate number of shares issuable under the EIP is             ordinary shares, plus (i) any shares that as of the completion of this offering, have been reserved but not issued pursuant to any awards granted under the 2004 Plan and are not subject to any awards granted thereunder, and (ii) any shares subject to stock options or similar awards granted under the 2004 Plan that expire or terminate without having been exercised in full and shares issued pursuant to awards granted under the 2004 Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the EIP from the 2004 Plan equal to up to             shares. In addition, our EIP provides for annual increases in the number of shares available for issuance under the EIP on the first day of each fiscal year beginning with 2013, by an amount equal to the least of:

•	shares;

•	percent of our outstanding ordinary shares as of the last day of our immediately preceding fiscal year; or

•	such lesser amount, if any, as our board of directors may determine.

Shares issued pursuant to awards under the EIP that we repurchase or that expire, are forfeited or are surrendered pursuant to an exchange program, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the EIP. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the EIP.

Administration

Our board of directors or a committee appointed by the board of directors will administer the EIP, referred to as the administrator. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Code Section 162(m), the committee will consist of two or more “outside directors” within the meaning of Code Section 162(m).

Subject to the provisions of the EIP, the administrator has the power to determine the terms of awards, including the recipients, the exercise price, if any, the number of shares covering each award, the fair market value of an ordinary share, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award, and the terms of the award agreement for use under the EIP. The administrator also has the authority, subject to the terms of the EIP, to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator, to institute an exchange program by which outstanding awards may be surrendered in exchange for cash and/or awards that may have different exercise prices and terms, and to prescribe rules and to construe and interpret the EIP and awards granted under the EIP.

Stock Options

The administrator may grant incentive and/or nonstatutory stock options under the EIP, provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of an ordinary share of the company on the date of grant. The term of an option may not exceed 10 years. Provided, however, that an incentive stock option held by a participant who owns more than 10 percent of the total combined voting power of all classes of our stock or our parent or subsidiaries, may not have a term in excess of five years and must have an exercise price of at least 110 percent of the fair market value of an ordinary share on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other method acceptable to the administrator. Subject to the provisions of the EIP, the administrator determines the remaining terms of the options (e.g., vesting). After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her option agreement. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights

Stock appreciation rights may be granted under the EIP. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of an ordinary share between the exercise date and the date of grant. Subject to the provisions of our EIP, the administrator determines the terms of stock appreciation rights, including when such rights vest and become exercisable and whether to settle such awards in cash or with ordinary shares, or a combination of both, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100 percent of the fair market value per share on the date of grant. Stock appreciation rights may have a term of no more than 10 years from the date of grant. The specific terms will be set forth in an award agreement.

Restricted Stock

Restricted stock may be granted under the EIP. Restricted stock awards are grants of our ordinary shares that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. The specific terms will be set forth in an award agreement, which if the award of restricted stock has a purchase price, also will provide that such purchase price must be paid no more than 10 years following the date of grant.

Restricted Stock Units

Restricted stock units may be granted under the EIP. Each restricted stock unit granted is a bookkeeping entry representing an amount equal to the fair market value of one ordinary share of the company. The administrator determines the terms and conditions of restricted stock units including the vesting criteria, which may include achievement of specified performance criteria or continued service to us, and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. The administrator determines in its sole discretion whether an award will be settled in stock, cash or a combination of both. The specific terms will be set forth in an award agreement.

Performance Units and Performance Shares

Performance units and performance shares may be granted under the EIP. Performance units and performance shares are awards that will result in a payment to a participant if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units shall have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of an ordinary share of the company on the grant date. The specific terms will be set forth in an award agreement.

Other Awards

The EIP also permits the grant of dividend equivalents and deferred stock units. Dividend equivalents are a credit, payable in cash, to the account of a participant in an amount equal to the cash dividends paid on a share for each share represented by an award held by the participant. Dividend equivalents are subject to the same vesting restrictions as the related shares subject to such award. The administrator determines in its discretion whether to grant dividend equivalents to a participant.

Deferred stock units consist of restricted stock, restricted stock units, performance shares or performance units that the administrator, in its sole discretion, permits to be paid out in installments or on a deferred basis. The administrator determines the rules and procedures governing such deferred stock unit award.

Transferability of Awards

Unless the administrator provides otherwise, the EIP generally does not allow for the transfer of awards and only the recipient of an option or stock appreciation right may exercise such an award during his or her lifetime.

Certain Adjustments

In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the EIP, the administrator will make adjustments to one or more of the number of shares that may be delivered under the EIP and/or the number and price of shares covered by each outstanding award.

Dissolution or Liquidation

In the event of our proposed dissolution or liquidation, the administrator will notify participants as soon as practicable and all awards will terminate immediately prior to the consummation of such dissolution or liquidation.

Merger or Change in Control

The EIP provides that in the event of a merger or change in control, as defined under the EIP, each outstanding award will be treated as the administrator determines, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100 percent of target levels and such award will become fully exercisable, if applicable, for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time. If the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her awards will become fully vested and exercisable, and all performance goals or other vesting requirements will be deemed achieved at 100 percent of target levels.

Clawback

In the event that we are required to restate our audited financial statements due to material noncompliance with any financial reporting requirement under securities laws, our current and former executive officers who are participants under the EIP will be required to immediately repay us any compensation they received pursuant to awards granted under the EIP during the three-year period prior to the date we were required to prepare the restatement, in an amount equal to the excess of what would have been paid to him or her under the restated financial statements.

Plan Amendment, Termination

Our board of directors has the authority to amend, suspend or terminate the EIP provided such action does not impair the rights of any participant. The EIP will automatically terminate in 2021, unless we terminate it sooner.

2011 Employee Stock Purchase Plan

Concurrently with this offering, we are establishing our 2011 Employee Stock Purchase Plan, or the ESPP. Our board of directors has adopted, and our shareholders are expected to approve, the ESPP, prior to the closing of this offering. Our executive officers and all of our other employees will be allowed to participate in our ESPP.

A total of             ordinary shares will be made available for sale under our ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the ESPP on the first day of each fiscal year beginning with the 2013 fiscal year, equal to the least of:

•	shares;

•	% of the outstanding shares of our ordinary shares on the first day of such fiscal year; or

•	such other amount as may be determined by the administrator.

Our board of directors or its committee, referred to as the administrator, has full and exclusive authority to interpret the terms of the ESPP and determine eligibility.

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase shares under our ESPP if such employee:

•	immediately after the grant would own shares possessing 5% or more of the total combined voting power or value of all classes of our share capital; or

•	holds rights to purchase shares under all of our employee stock purchase plans that would accrue at a rate that exceeds $25,000 worth of our shares for each calendar year.

Our ESPP is intended to qualify under Section 423 of the Code, and provides for consecutive, non-overlapping six-month offering periods. The offering periods generally start on the first trading day on or after March 15 and September 15 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on March 15, 2012. The second offering period will begin on March 15, 2012. The administrator may, in its discretion, modify the terms of future offering periods.

Our ESPP permits participants to purchase ordinary shares through payroll deductions of up to                 % of their eligible compensation, which includes a participant’s regular and recurring straight time gross earnings, exclusive of payments for commissions, overtime and shift premium, incentive compensation, bonuses and other similar compensation. A participant may purchase a maximum of             ordinary shares during each six-month offering period.

Amounts deducted and accumulated by the participant are used to purchase our ordinary shares at the end of each six-month offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our ordinary shares on the first trading day of the offering period or on the last day of the offering period. Participants may end their participation at any time during an offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase ordinary shares. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase rights, the offering period then in progress will be shortened, and a new exercise date will be set to occur before the date of our merger or change in control. The plan administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless the participant has already withdrawn from the offering period.

Our ESPP will automatically terminate in 2021, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase shares under our ESPP.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. Under our 401(k) plan, employees may elect to defer a portion of their eligible compensation, subject to applicable annual Code limits. We currently do not match any contributions made by our employees, including executives. We intend for the 401(k) plan to qualify under Section 401(a) and 501(a) of the Code so that contributions by employees to the 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from the 401(k) plan.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions during our last three fiscal years to which we have been a party in which any of our executive officers, directors or beneficial holders of more than 5% of our ordinary shares (on an as-converted basis), or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest, other than compensation arrangements which are described under the section of this prospectus titled “Executive Compensation—Compensation Discussion and Analysis.”

Investors’ Rights Agreement

We have entered into an investors’ rights agreement with the purchasers of our outstanding redeemable convertible preference shares, including but not limited to Benchmark Capital Partners IV, L.P., the entities affiliated with Walden International, Matrix Partners VII, L.P., and Wintech Microelectronics Holding Limited, which entities are the beneficial holders of more than 5% of our ordinary shares (on an as-converted basis) and, other than Benchmark Capital Partners IV, L.P., Wintech Microelectronics Holding Limited, are affiliated with certain of our directors. As of the completion of this offering, we expect that the holders of 55,206,656 ordinary shares, including the ordinary shares issuable upon the conversion of our redeemable convertible preference shares, and the holders of warrants to purchase 163,317 redeemable convertible preference shares, which will convert into warrants to purchase 163,317 ordinary shares upon the completion of this offering, will be entitled to rights with respect to the registration of their shares. For a description of these registration rights, see the section titled “Description of Share Capital—Registration Rights.”

Offer Letter Agreements

We have entered into at-will offer letters with certain of our executive officers. For more information regarding these agreements, see the section titled “Executive Compensation—Employment, Severance and Change of Control Arrangements.”

Severance and Change of Control Agreements

Certain of our executive officers are entitled to certain severance benefits. For information regarding these arrangements, see the section “Executive Compensation—Potential Payments Upon Termination or Change of Control.”

Stock Option Grants to Executive Officers and Directors

We have granted stock options to our executive officers and members of our board of directors. For more information regarding these awards, see the sections titled “Executive Compensation—Fiscal Year 2011 Summary Compensation Table,” “Executive Compensation—Fiscal Year 2011 Grants of Plan-Based Awards,” “Management—Summary of Director Compensation.”

Indemnification Agreements with Executive Officers and Directors

We have entered into indemnification agreements with each of our directors and executive officers pursuant to which we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims by reason of their being such a director or officer. Effective upon the completion of this offering, we will enter into an updated indemnification agreement with each of our directors and executive officers. These indemnification agreements and our post-offering memorandum and articles of association will indemnify each of our directors and officers to the fullest extent permitted by applicable Cayman Islands law.

Sales Representative Agreement with WT Microelectronics Co., Ltd.

We are a party to the Sales Representative Agreement dated January 31, 2011 with WT Microelectronics Co., Ltd., or WT, pursuant to which WT serves a non-exclusive sales representative of the company in all of Asia other than Japan, which Sales Representative Agreement supersedes and terminates all prior agreements with WT. Wintech Microelectronics Holding Limited and its affiliates, which are related parties of WT Microelectronics Co., Ltd., own more than 5% of our ordinary shares (on an as-converted basis). We recognized revenue from WT of approximately $30.8 million, $59.9 million and $85.7 million for the fiscal years ended January 31, 2009, January 31, 2010 and January 31, 2011, respectively.

License Agreements with Cadence Design Systems, Inc.

Beginning in fiscal year 2008, we entered into several software license agreements with Cadence Design Systems, Inc., or Cadence. A member of our board of directors, Lip-Bu Tan, is also the Chief Executive Officer, President and director of Cadence. The board of directors has noted that Mr. Tan did not derive any direct or indirect material benefit from such agreements. We committed to pay $5.1 million payable in 17 quarterly payments through June 2011. We paid $1.3 million, $1.6 million and $0.9 million for the fiscal years ended January 31, 2009, 2010 and 2011, respectively. Operating lease expenses related to these agreements included in research and development cost were approximately $1.3 million, $1.8 million and $0.6 million for the fiscal years ended January 31, 2009, 2010, and 2011, respectively. In April 2011, we committed to pay $5.1 million for additional licenses payable in 12 quarterly payments through January 2014.

Policies and Procedures for Related Party Transactions

We have adopted a formal written policy to be effective upon the completion of this offering that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of our ordinary shares and any member of the immediate family of any of the foregoing persons, are not permitted to enter into a related party transaction in which the aggregate amount involved will or may be expected exceed $120,000 in any calendar year with us without the prior consent of our audit committee, subject to the pre-approval exceptions described below. If advance approval is not feasible then the related party transaction will be considered at the audit committee’s next regularly scheduled meeting. In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related party’s interest in the transaction. Our board of directors has delegated to the chair of our audit committee the authority to pre-approve or ratify any request for us to enter into a transaction with a related party, in which the amount involved is less than $250,000 and where the chair is not the related party. Our audit committee has also reviewed certain types of related party transactions that it has deemed pre-approved even if the aggregate amount involved will exceed $120,000 including, employment of executive officers, director compensation, certain transactions with other organizations, certain charitable contributions, transactions where all shareholders receive proportional benefits, transactions involving competitive bids, regulated transactions and certain banking-related services. All of the transactions described above were entered into prior to the adoption of this policy.

PRINCIPAL SHAREHOLDERS

The following table sets forth the beneficial ownership information of our ordinary shares at January 31, 2011, and as adjusted to reflect the sale of the ordinary shares in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares (on an as-converted basis).

The percentage ownership information shown in the table is based upon 90,510,832 ordinary shares outstanding as of January 31, 2011, assuming the conversion of all outstanding redeemable convertible preference shares. For percentage ownership information after the offering in the table we have assumed the issuance of ordinary shares in this offering and no exercise of the underwriters’ over-allotment option.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include ordinary shares issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable on or before April 1, 2011, which is 60 days after January 31, 2011. These shares are deemed to be outstanding and beneficially owned by the person holding those stock options for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Unless otherwise indicated, the persons or entities identified in this table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws. Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Ambarella, Inc., 2975 San Ysidro Way, Santa Clara, CA 95051.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	Percentage	Number	Percentage
5% Shareholders
Benchmark Capital Partners IV, L.P.(1)	16,679,229	18.4%
Entities affiliated with Walden International(2)	13,557,371	15.0%
Matrix Partners VII, L.P.(3)	11,922,111	13.2%
Wintech Microelectronics Holding Limited(4)	6,922,947	7.6%
Executive Officers and Directors
Feng-Ming (“Fermi”) Wang(5)	6,791,666	7.5%
Victor Lee(6)	1,232,125	1.4%
Les Kohn(7)	6,828,331	7.5%
Didier LeGall(8)	3,488,333	3.8%
Christopher Day(9)	119,166	*
Kenneth A. Goldman(10)	120,000	*
Lip-Bu Tan(11)	13,657,371	15.1%
Andrew W. Verhalen(12)	12,022,111	13.3%
All executive officers and directors as a group (8 persons)(13)	44,375,378	47.3%

*	Represents beneficial ownership of less than 1% of our outstanding ordinary shares.
(1)

Consists of 16,679,229 shares held by Benchmark Capital Partners IV, L.P., or BCP IV, as nominee for Benchmark Capital Partners IV, L.P., Benchmark Founders’ Fund IV, L.P., Benchmark Founders’ Fund IV-A, L.P., Benchmark Founders’ Fund IV-B, L.P., Benchmark Founders’ Fund IV-X, L.P. and related individuals, or the Benchmark Funds. Benchmark Capital

Management Co. IV, L.L.C., or BCMC IV, is the general partner of BCP IV. BCMC IV’s managing members are Alexandre Balkanski, Bruce Dunlevie, J. William Gurley, Kevin Harvey, Robert Kagle and Steven Spurlock. These individuals may be deemed to have shared voting and investment power over the shares held by the Benchmark Funds. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of such individual’s pecuniary interest therein. BCP IV’s address is c/o Benchmark Capital Partners, 2480 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(2)	Consists of 12,690,188 shares held by Pacven Walden Ventures V, L.P.; 291,989 shares held by Pacven Walden Ventures Parallel V-A C.V.; 291,989 shares held by Pacven Walden Ventures Parallel V-B C.V.; 44,034 shares held by Pacven Walden Ventures V Associates Fund, L.P.; 239,171 shares held by Pacven Walden Venture V-QP Associates Fund, L.P. Mr. Lip-Bu Tan, a member of our board of directors, is the sole director of Pacven Walden Management V Co. Ltd., which is the general partner of Pacven Walden Ventures V, L.P., Pacven Walden Ventures Parallel V-A C.V., Pacven Walden Ventures Parallel V-B C.V., Pacven Walden Ventures V Associates Fund, L.P. and Pacven Walden Ventures V-QP Associates Fund, L.P., or Pacven V and affiliated funds. Mr. Tan, Mary Coleman, Brian Chiang, Hock Voon Loo and Andrew Kau hold shared voting and investment power with respect to the shares held by Pacven V and affiliated funds, all of whom disclaim beneficial ownership of these shares except to the extent of any pecuniary interest therein. The address for Walden International is One California Street, Suite 2800, San Francisco, CA 94111.
(3)	Consists of 11,872,634 shares held by Matrix Partners VII, L.P. and 49,477 shares held by Weston & Co. VII LLC, as nominee. Andrew W. Verhalen, a member of our board of directors, is a Managing Member of Matrix VII Management Co., L.L.C., the general partner of Matrix Partners VII, L.P. Mr. Verhalen, by virtue of his management position in Matrix VII Management Co., L.L.C., has sole voting and dispositive power with respect to the shares held by Matrix Partners VII, L.P. Mr. Verhalen disclaims beneficial ownership of these shares, expect to the extent of his pecuniary interest in such shares. Weston & Co. VII LLC, or Weston, is nominee for certain beneficial owners. Mr. Verhalen is authorized by the sole member of Weston to take any action with respect to such shares as directed by the underlying beneficial owners, and Mr. Verhalen disclaims beneficial ownership of these shares. Mr. Verhalen does not have sole or shared voting or investment control with respect to any of the shares held by Weston. The address for Matrix Partners, VII, L.P. is Bay Colony Corporate Center, 1000 Winter Street, Suite 4500, Waltham, MA 02451.
(4)	The address of this entity is 14F, No. 738, Chung Cheng Rd., Chung Ho City, Taipei Hsien, Taiwan, R.O.C.
(5)	Includes 591,666 shares that may be acquired pursuant to stock options exercisable within 60 days of January 31, 2011.
(6)	Includes 327,776 shares that may be acquired pursuant to stock options exercisable within 60 days of January 31, 2011. Mr. Lee served as our Chief Financial Officer until March 2011.
(7)	Includes 428,331 shares that may be acquired pursuant to stock options exercisable within 60 days of January 31, 2011.
(8)	Includes 488,333 shares that may be acquired pursuant to stock options exercisable within 60 days of January 31, 2011.
(9)	Includes 119,166 shares that may be acquired pursuant to stock options exercisable within 60 days of January 31, 2011
(10)	Includes 120,000 shares that may be acquired pursuant to stock options exercisable within 60 days of January 31, 2011.
(11)	Includes (i) 100,000 shares that may be acquired pursuant to stock options exercisable within 60 days of January 31, 2011 and (ii) 13,557,371 shares held by Pacven V and affiliated funds. Mr. Tan disclaims beneficial ownership of any shares held by Pacven V and affiliated funds except to the extent of any pecuniary interest therein.
(12)	Includes (i) 100,000 shares that may be acquired pursuant to stock options exercisable within 60 days of January 31, 2011; (ii) 11,872,634 shares held by Matrix Partners VII, L.P.; and (iii) 49,477 shares held by Weston & Co. VII LLC. Mr. Verhalen disclaims beneficial ownership of any shares held by Matrix Partners VII, L.P. and Weston & Co. VII LLC except to the extent of any pecuniary interest therein.
(13)	Includes 3,295,896 shares that may be acquired by the current directors and executive officers pursuant to stock options exercisable within 60 days of January 31, 2011.

DESCRIPTION OF SHARE CAPITAL

General

In January 2004, we were organized as an exempted company with limited liability under the laws of the Cayman Islands. As such, our affairs are governed by our amended and restated memorandum and articles of association and the Companies Law and the common law of the Cayman Islands.

Upon the filing of our post-offering amended and restated memorandum and articles of association immediately prior to the closing of this offering, our authorized share capital will consist of                          ordinary shares, $0.0001 par value per share, and             preference shares, $0.0001 par value per share.

As of January 31, 2011, there were 90,510,832 ordinary shares outstanding, assuming the conversion of all outstanding Series A redeemable convertible preference shares, Series B redeemable convertible preference shares and Series C redeemable convertible preference shares immediately prior to the completion of this offering. As of January 31, 2011, assuming the conversion of all such outstanding redeemable convertible preference shares into ordinary shares immediately prior to the completion of this offering, we had approximately 220 shareholders of record.

As of January 31, 2011, there were 17,194,147 ordinary shares subject to outstanding options and 163,317 ordinary shares subject to outstanding warrants, assuming the conversion of all of our outstanding warrants to purchase redeemable convertible preference shares into warrants to purchase ordinary shares upon the completion of this offering.

The following is a summary of the most important terms of our share capital. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our post-offering amended and restated memorandum and articles of association, which is filed as Exhibit 3.2 to the registration statement of which the prospectus is a part, and the applicable provisions of the Companies Law of the Cayman Islands.

Ordinary Shares

Voting Rights

Each holder of our ordinary shares is entitled to one vote for each ordinary share held on all matters submitted to a vote of the shareholders, including the election of directors. Our post-offering amended and restated memorandum and articles of association shareholders do not provide for cumulative voting rights including in respect of the election of directors. Accordingly, holders of a majority of the ordinary shares eligible to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividend Rights

Subject to preferences that may be applicable to any then outstanding preference shares, holders of our ordinary shares are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Variation of Rights of Shares

All or any of the special rights attached to any class of our shares may, unless otherwise provided by the terms of issue of the shares of that class, from time to time be varied with the sanction of an ordinary resolution passed at a separate general meeting of the holders of the shares of that class.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our ordinary shares will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preference shares.

Other Rights and Preferences

Holders of our ordinary shares have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our ordinary shares. The rights, preferences and privileges of the holders of our ordinary shares are subject to and may be adversely affected by, the rights of the holders of any series of our preference shares that we may designate and issue in the future.

Preference Shares

Immediately prior to the completion of this offering, all outstanding redeemable convertible preference shares will be converted into ordinary shares and our amended and restated memorandum and articles of association will be amended and restated to delete all references to such redeemable convertible preference shares. See Note 7 to our audited consolidated financial statements for a description of the currently outstanding redeemable convertible preference shares. Under our post-offering amended and restated memorandum and articles of association, our board of directors will have the authority, without further action by the shareholders, to issue up to             preference shares in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preference shares with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the ordinary shares. The issuance of preference shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the ordinary shares and the voting and other rights of the holders of ordinary shares. We have no current plans to issue any shares of preference shares.

Warrants

As of January 31, 2011, warrants exercisable for 163,317 redeemable convertible preference shares at an exercise price of $0.796 per share were outstanding. These warrants are immediately exercisable and expire in December 2014. Upon the completion of this offering, these warrants will convert into warrants to purchase 163,317 ordinary shares. These warrants also contain provisions for the adjustment of exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of capitalizations, subdivisions and consolidations.

Registration Rights

Under our amended and restated investors’ rights agreement, following the completion of this offering, we expect that the holders of 55,369,973 ordinary shares, including shares to be issued upon the conversion of the redeemable convertible preference shares and upon the exercise of warrants to purchase redeemable convertible preference shares, will have the right to require us to register their shares with the Securities and Exchange Commission so that those shares may be publicly resold, or to include their shares in any registration statement we file, in each case as described below. As applicable, we refer to these shares collectively as registrable securities.

Demand Registration Rights

At any time, other than during the 180-day period following the completion of this offering the holders of the registrable securities may demand that we effect a registration under the Securities Act covering the public offering and sale of all or part of the registrable securities held by such shareholders, provided that the value of the registrable securities that such holders propose to sell in such offering, net of any underwriters’ discounts or commissions, is at least $10,000,000. Upon any such demand we must use our commercially reasonable efforts to effect the registration of the registrable securities which we have been requested to register, together with all other registrable securities that we may have been requested to register by other shareholders joining in such request. We are obligated to initiate up to two registrations in response to these demand registration rights for the holders of the registrable securities. These registration rights are subject to specified exceptions, conditions and limitations, including the right of the underwriters of such registration, if any, to limit the number of shares included in any such registration under certain circumstances. Depending on certain conditions, we may defer such registration for up to 90 days and up to two times in any 12-month period.

“Piggyback” Registration Rights

If we register any securities for public sale, then, upon written request, we must use our commercially efforts to include in such registration statement the shares of the holders of registrable securities specified in such written request, subject to certain exceptions including any shareholder-initiated demand registration, any request for Form S-3 registration, a registration relating to solely to employee benefit plans and certain other registrations. The underwriters of any underwritten offering will have the right to limit the number of registrable securities to be included in the registration statement on a pro rata basis, subject to certain restrictions.

Form S-3 Registration Rights

At any time after we are qualified to file a registration statement on Form S-3, holders of the registrable securities may demand that we file a registration statement for such shareholders on Form S-3 so long as the aggregate offering price of securities to be sold under the registration statement on Form S-3 is at least $5,000,000. We are obligated to file up to two registration statements on Form S-3 in any 12-month period. These registration rights are subject to specified exceptions, conditions and limitations, including the right of the underwriters of such registration, if any, to limit the number of shares included in any such registration under certain circumstances. Depending on certain conditions, we may defer such registration for up to 90 days and up to two times in any 12-month period.

Differences in Corporate Law

The Companies Law is modeled after similar laws in the United Kingdom and differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

Mergers and Similar Arrangements. In certain circumstances the Cayman Islands Companies Law allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction).

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan of merger or consolidation must then be authorized by either (i) a special resolution of the shareholders of each company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company, (ii) a shareholder resolution of each company passed by a majority in number representing 75% in value of the shareholders voting together as one class or (iii) such other authorization, if any, as may be specified in such constituent company’s articles of association. A shareholder has the right to vote on a merger or consolidation regardless of whether the shares that such shareholder holds otherwise gives such shareholder voting rights. No shareholder resolution is required for a merger between a parent company (i.e., a company that owns issued shares that together represent at least 90% of the votes at a general meeting of a subsidiary company) and its subsidiary company, if a copy of the plan of merger is given to every member of the subsidiary company, unless the member agrees otherwise. The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Cayman Islands Registrar of Companies is satisfied that the requirements of the Companies Law (which includes certain other formalities) have been complied with, the Registrar of Companies will register the plan of merger or consolidation.

Where the merger or consolidation involves an overseas company, the procedure is similar, except that with respect to the overseas company, the director of the Cayman Islands company is required to make a declaration to the effect that, having made due inquiry, such director is of the opinion that the requirements set out below have been met: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the overseas company and by the laws of the jurisdiction in which the overseas company is existing, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the overseas company in the jurisdiction in which the overseas company is existing; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the overseas company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the overseas company are and continue to be suspended or restricted; and (v) there are no other reasons why it would be against the public interest to allow the merger or consolidation.

Where the surviving company is the Cayman Islands company, the director of the Cayman Islands company is further required to make a declaration to the effect that, having made due inquiry, such director is of the opinion that the requirements set out below have been met: (i) that the overseas company is able to pay its debts as they fall due and that the merger or consolidated is bona fide and not intended to defraud unsecured creditors of the overseas company; (ii) that in respect of the transfer of any security interest granted by the overseas company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived, (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the overseas company, and (c) the laws of the jurisdiction of the overseas company with respect to the transfer have been or will be complied with; (iii) that the overseas company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction; and (iv) that there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the above procedures are adopted, the Companies Law provides for a right of dissenting shareholders to be paid a payment of the fair value of his shares upon their dissenting to the merger or consolidation if they follow a prescribed procedure. In essence, that procedure is as follows: (i) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for his shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is approved by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of his shares; (iv) within seven days following the date of the expiration of the period set out in clause (ii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase his shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (v) if the company and the shareholder fail to agree a price within such 30-day period, within 20 days following the date on which such 30-day period expires, the company (and any dissenting shareholder) must file a petition with the Cayman Islands Grand Court to determine the fair value and such petition must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. These rights of a dissenting shareholder are not be available in certain circumstances, for example, to dissenters holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Moreover, Cayman Islands law also has separate statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies, commonly referred to in the Cayman Islands as a “scheme of arrangement” which may be tantamount to a merger. In the event that a merger was sought pursuant to a scheme of arrangement (the procedure of which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made and who must in addition represent 3/4 in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•	we are not proposing to act illegally or beyond the scope of our corporate authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such as a businessperson would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

If a scheme of arrangement or takeover offer (as described below) is approved, any dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Squeeze-out Provisions. When a takeover offer is made and accepted by holders of 90% of the shares to whom the offer is made within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

Further, transactions similar to a merger, reconstruction and/or an amalgamation may in some circumstances be achieved through other means to these statutory provisions, such as a share capital exchange, asset acquisition or control, through contractual arrangements, of an operating business.

Shareholders’ Suits

Shareholders’ Suits. Our Cayman Islands counsel is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed their availability. In principle, we will normally be the proper plaintiff and a claim against, for example, our officers or directors usually may not be brought by a shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or beyond the scope of its authority;

•	the act complained of, although not beyond the scope of the authority, could be effected if duly authorized by more than the number of votes which have actually been obtained; or

•	those who control the company are perpetrating a “fraud on the minority.”

A shareholder may have a direct right of action against us where the individual rights of that shareholder have been infringed or are about to be infringed.

Indemnification. The Companies Law of the Cayman Islands does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provides for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own actual fraud or willful default.

Corporate Governance

Cayman Islands law does not restrict transactions with directors, requiring only that directors exercise a duty of care and owe a fiduciary duty to the companies for which they serve. Under our amended and restated memorandum and articles of association, subject to any separate requirement for audit committee approval under the applicable rules of             or unless disqualified by the chairman of the relevant board meeting, so long as a director discloses the nature of such director’s interest in any contract or arrangement which such director is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting.

Transfer Agent and Register

The transfer agent and registrar for our ordinary shares will be             after the completion of this offering.

Stock Exchange Listing

We expect to apply to have our ordinary shares listed on             under the symbol “             .”

SHARES ELIGIBLE FOR FUTURE SALE

Immediately prior to this offering, there has been no public market for our ordinary shares. Future sales of substantial amounts of our ordinary shares in the public market could adversely affect prevailing market prices. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of ordinary shares in the public market after the restrictions lapse could adversely affect the prevailing market price for our ordinary shares, as well as our ability to raise equity capital in the future.

Upon the closing of this offering, a total of             ordinary shares will be outstanding, assuming that there are no exercises of options or warrants after January 31, 2011. Of these shares, all ordinary shares sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining ordinary shares will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rules 144 or 701 under the Securities Act, which are summarized below.

Subject to the lock-up agreements described below and the provisions of Rules 144 and 701 under the Securities Act, these restricted securities will be available for sale in the public market as follows:

•	no shares will be eligible for sale prior to 180 days after the date of this prospectus;

•	shares will be eligible for sale upon the expiration of the lock-up agreements, described below, beginning 180 days after the date of this prospectus and when permitted under Rule 144 or 701; and

•	shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus.

In addition, of the 17,194,147 ordinary shares that were subject to stock options outstanding as of January 31, 2011, options to purchase 6,604,680 ordinary shares were vested as of January 31, 2011 and, upon their exercise, would be eligible for sale 180 days following the completion of this offering subject to lock-up agreements described below.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described below, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of ordinary shares then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a shareholder who purchased our ordinary shares pursuant to a written compensatory plan or contract, and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

As of January 31, 2011, 23,304,176 ordinary shares had been issued in reliance on Rule 701 as a result of exercises of stock options and stock awards. These shares will be eligible for resale in reliance on this rule upon expiration of the lockup agreements described below.

Registration Rights

Upon the completion of this offering, we expect that holders of 55,369,973 ordinary shares will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the lock-up arrangement described below. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act (except for shares held by affiliates) immediately upon the effectiveness of this registration. Any sales of securities by these shareholders could have a material adverse effect on the trading price of our ordinary shares. For a discussion of these rights, see the section titled “Description of Share Capital—Registration Rights.”

Equity Incentive Plans

We intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering our ordinary shares reserved for issuance under the 2004 Stock Plan, the 2011 Equity Incentive Plan and the 2011 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market following its effective date, subject to the lock-up arrangements described below, if applicable.

Lock-Up Agreements

We, our directors and officers and the holders of substantially all of our ordinary shares have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days, subject to a possible extension under certain circumstances, after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any other securities convertible into or exercisable or exchangeable for ordinary shares;

•

in the case of us, file any registration statement with the SEC relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares,

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise. These agreements are described below in the section titled “Underwriters.”

TAXATION

The following discussion of the material Cayman Islands and U.S. federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent the discussion relates to matters of U.S. federal income tax law, and subject to the qualifications herein, it represents the opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation, our U.S. counsel.

Cayman Islands Taxation

Prospective investors should consult their professional advisors on the possible tax consequences of buying, holding or selling any ordinary shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands income tax consequences of an investment in ordinary shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

No stamp duty, capital duty, registration or other issue or documentary taxes are payable in the Cayman Islands on the creation, issuance or delivery of ordinary shares. The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. There are currently no Cayman Islands’ taxes or duties of any nature on gains realized on a sale, exchange, conversion, transfer or redemption of ordinary shares. Payments of dividends and capital in respect of ordinary shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of ordinary shares, nor will gains derived from the disposal of ordinary shares be subject to Cayman Islands income or corporation tax as the Cayman Islands currently have no form of income or corporation taxes.

We have been incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, have applied for and obtained an undertaking from the Governor of the Cayman Islands that no law enacted in the Cayman Islands during the period of 20 years from the date of the undertaking imposing any tax to be levied on profits, income, gains or appreciation shall apply to us or our operations and no such tax or any tax in the nature of estate duty or inheritance tax shall be payable (directly or by way of withholding) on ordinary shares, debentures or other obligations of ours.

U.S. Federal Income Taxation

The following are certain material U.S. federal income tax considerations relating to the ownership and disposition of our ordinary shares applicable to “U.S. Holders” (defined below). This discussion is not a comprehensive description of all U.S. federal income tax considerations that may be relevant to an investment in our ordinary shares. In addition, this discussion does not address any aspect of U.S. federal gift or estate tax, or the state, local or non-U.S. tax consequences of an investment in our ordinary shares.

This discussion applies to you only if you are a purchaser of ordinary shares in this offering and you hold and beneficially own ordinary shares as capital assets (generally property held for investment) for tax purposes. This discussion does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	dealers in securities;

•	traders in securities that elect to use a mark-to-market method of accounting for securities holdings;

•	certain financial institutions;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	persons who have ceased to be U.S. citizens or to be taxed as resident aliens;

•	tax-exempt organizations;

•	partnerships and other entities treated as partnerships for U.S. federal income tax purposes or persons holding ordinary shares through any such entities;

•	persons that hold ordinary shares as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment;

•	U.S. Holders, as defined below, whose functional currency for tax purposes is not the U.S. dollar;

•	persons who acquired shares pursuant to the exercise of any employee share option or otherwise as compensation;

•	persons liable for alternative minimum tax; or

•	persons who own or are deemed to own in the aggregate 10% or more of the voting power of our voting shares.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations promulgated thereunder, published rulings and court decisions, all as of the date hereof. These laws are subject to change, possibly on a retroactive basis. In addition, the discussion below related to the PFIC rules relies on our assumptions regarding the projected value of our assets and the nature of our business.

There is currently no comprehensive tax treaty between the United States and the Cayman Islands.

You should consult your own tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of ordinary shares, as well as the consequences to you arising under the laws of any other taxing jurisdiction.

For purposes of this discussion, you are a “U.S. Holder” if you beneficially own ordinary shares and are for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or entity taxable as a corporation, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect to be treated as a U.S. person.

For U.S. federal income tax purposes, income earned through a U.S. or non-U.S. partnership or other flow-through entity is attributed to its owners. Accordingly, if a partnership or other flow-through entity holds ordinary shares, the tax treatment of the holder will generally depend on the status of the partner or other owner and the activities of the partnership or other flow-through entity. Partnerships that hold our ordinary shares, and partners in such partnerships, should consult their tax advisors.

Dividends on Ordinary Shares

We do not anticipate paying cash dividends on ordinary shares in the foreseeable future. See the section of this prospectus titled “Dividend Policy.”

Subject to the discussion under the heading “PFIC” below, if we do make distributions and you are a U.S. Holder, the gross amount of any distributions you receive on your ordinary shares will generally be treated as foreign-source dividend income, but only to the extent of our current and accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends (including withheld taxes, if any) will be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. We do not intend to calculate our earnings and profits according to U.S. tax accounting principles. Accordingly, distributions on our stock, if any, will generally be reported to you as dividend distributions for U.S. tax purposes. If you are a corporation, you will not be entitled to claim the dividends-received deduction with respect to distributions you receive from us.

If you are a non-corporate holder and meet certain holding period requirements, dividend distributions on our ordinary shares generally will constitute qualified dividend income for taxable years beginning before January 1, 2013 under current law taxable at a preferential rate (generally 15%) as long as (1) our ordinary shares are readily tradable on the             ; and (2) we are neither a PFIC nor treated as such with regard to you (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year. You should consult your own tax advisor as to the rate of tax that will apply to you with respect to dividend distributions, if any, you receive from us.

Sales and Other Dispositions of Ordinary Shares

Subject to the discussion under the heading “PFIC” below, when you sell or otherwise dispose of ordinary shares, you will generally recognize U.S. source capital gain or loss in an amount equal to the difference between the amount realized on the sale or other disposition and your tax basis in your ordinary shares. Your tax basis will generally equal the amount you paid for the ordinary shares. Any gain or loss you recognize will be long-term capital gain or loss if you have held the ordinary shares for more than one year at the time of disposition. If you are a non-corporate holder, any such long-term capital gain will generally be taxed at preferential rates (under current law up to a maximum of 15% for taxable years beginning before January 1, 2013). Your ability to deduct capital losses may be subject to various limitations.

PFIC

We will be classified as a PFIC for U.S. federal income tax purposes in any taxable year if either: (i) 75% or more of our gross income for the taxable year is passive income (such as certain dividends, interest or royalties) or (ii) the percentage value of our gross assets (based on an average of the quarterly values of the assets) during the taxable year that produce passive income or are held for the production of passive income is at least 50% of the value of our total assets. For purposes of the asset test, any cash, including any cash proceeds from this offering not invested in active assets shortly after this offering, cash equivalents and cash invested in short-term, interest bearing, debt instruments, or bank deposits, that is readily convertible into cash, will generally count as a passive asset. If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

We are a developer of semiconductor processing solutions for video and do not expect to be a PFIC for the 2011 taxable year or the foreseeable future. Our expectation is based on our projections of the composition of our income and the value of our assets, which is determined in part on the expected trading price of our ordinary shares. Despite our expectation, there can be no assurance that we will not be a PFIC for any taxable year, as PFIC status is determined each year and depends on the actual facts in such year. We could become a PFIC, for example, if our business and assets evolve in ways that are different from what we currently anticipate. Our U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.

If we are a PFIC for any taxable year during which you hold ordinary shares, we generally will continue to be treated as a PFIC with respect to you for all succeeding years during which you hold ordinary shares, unless we cease to be a PFIC and you make a “deemed sale” election with respect to the ordinary shares. If such election is made, you will be deemed to have sold ordinary shares you hold at their fair market value on the last day of the last taxable year in which we qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following two paragraphs. After the deemed sale election, your ordinary shares with respect to which the deemed sale election was made will not be treated as shares in a PFIC unless we subsequently become a PFIC.

If we are a PFIC in any taxable year, unless you make the market-to-market election described below, you will generally be subject to additional taxes and interest charges on certain “excess” distributions you receive and on any gain realized on the disposition or deemed disposition of your ordinary shares regardless of whether we continue to be a PFIC in the year in which you receive an “excess” distribution or dispose of or are deemed to dispose of your ordinary shares. Distributions in respect of your ordinary shares during the taxable year will generally constitute “excess” distributions if, in the aggregate, they exceed 125% of the average amount of distributions in respect of your ordinary shares over the three preceding taxable years or, if shorter, the portion of your holding period before such taxable year.

To compute the tax on “excess” distributions or any gain, (i) the “excess” distribution or the gain will be allocated ratably to each day in your holding period; (ii) the amount allocated to the current year and any tax year before we became a PFIC will be taxed as ordinary income in the current year; (iii) the amount allocated to other taxable years will be taxable at the highest applicable marginal rate in effect for each such year (for individuals or corporations, as applicable); and (iv) an interest charge at the rate for underpayment of taxes will be imposed with respect to the tax on any portion of the “excess” distribution or gain described under (iii) above that is allocated to such other taxable years. The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets. In addition, if we are a PFIC or, with respect to a particular U.S. Holder, we are treated as a PFIC for the taxable year in which the distribution was paid or the prior taxable year, no distribution that you receive from us will qualify for taxation at the preferential rate for non-corporate holders discussed in “Dividends on Ordinary Shares” above.

If we are treated as a PFIC with respect to you for any taxable year, to the extent any of our subsidiaries are also PFICs or we make direct or indirect equity investments in other entities that are PFICs, you may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by us in that proportion which the value of the ordinary shares you own bears to the value of all of our ordinary shares, and you may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that you would be deemed to own. You should consult with your own tax advisor regarding the application of the PFIC rules to any of our subsidiaries.

If we are a PFIC in any such year, you will be able to avoid the rules described above if the ordinary shares are “marketable” and you make a timely “mark-to-market” election with respect to your ordinary shares. The ordinary shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the             . If you make this election in a timely fashion, you will generally recognize as ordinary income or ordinary loss the difference between the fair market value of your ordinary shares on the last day of any taxable year and your adjusted tax basis in the ordinary shares. Any ordinary income resulting from this election will generally be taxed at ordinary income rates. Any ordinary losses will be deductible only to the extent of the net amount of previously included income as a result of the mark-to-market election, if any. Your adjusted tax basis in the ordinary shares will be adjusted to reflect any such income or loss. If you make a mark-to-market election, any distributions we make would generally be subject to the rules discussed above under “—Dividends on Ordinary Shares,” except the lower rate applicable to qualified dividend income would not apply. Because a mark-to-market election cannot be made for equity interests in any lower-tier PFICs that we own, a U.S. Holder may continue to be subject to the PFIC rules with respect to its indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. You should consult with your own tax advisor regarding potential advantages and disadvantages to you of making a “mark-to-market” election with respect to your ordinary shares.

Alternatively, the “excess distribution” rules described above may generally be avoided by electing to treat us as a “Qualified Electing Fund,” or QEF, under Section 1295 of the Internal Revenue Code of 1986, as amended. A QEF election is available only if the U.S. Holder receives an annual information statement from the PFIC setting forth its ordinary earnings and net capital gains, as calculated for U.S. federal income tax purposes. We will not provide you with the information statement necessary to make a QEF election. Accordingly, you will not be able to make such an election with respect to your ordinary shares.

Unless otherwise provided by the U.S. Treasury, each U.S. holder of a PFIC is required to file an annual report containing such information as the U.S. Treasury may require. If we are or become a PFIC, you should consult with your own tax advisor regarding reporting requirements with regard to your ordinary shares.

U.S. Information Reporting and Backup Withholding Rules

In general, dividend payments with respect to the ordinary shares and the proceeds received on the sale or other disposition of those ordinary shares may be subject to information reporting to the IRS, and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (i) come within certain exempt categories and, if required, can demonstrate that fact or (ii) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.

Additional Reporting Requirements

Certain U.S. Holders who are individuals are required to report information relating to an interest in our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions). U.S. Holders should consult their tax advisors regarding the effect, if any, of these rules on their ownership and disposition of the ordinary shares

PROSPECTIVE PURCHASERS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR FOREIGN JURISDICTION, INCLUDING ESTATE, GIFT AND INHERITANCE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of ordinary shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Deutsche Bank Securities Inc.
Stifel, Nicolaus & Company, Incorporated
Needham & Company, LLC
Total

The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the ordinary shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the ordinary shares offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the ordinary shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the ordinary shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the ordinary shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                 a share under the public offering price. After the initial offering of the ordinary shares, the offering price and other selling terms may from time to time be varied by the representatives.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of              additional ordinary shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the ordinary shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional ordinary shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of ordinary shares listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional                          ordinary shares.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, in addition to the underwriting discounts and commissions, are approximately $             million, which includes legal, accounting and printing costs and various other fees associated with registering and listing our ordinary shares.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of ordinary shares offered by them.

Our ordinary shares have been approved for listing on the             under the trading symbol “             .”

We, our directors and officers and the holders of substantially all of our outstanding ordinary shares have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares;

•

in the case of us, file any registration statement with the Securities and Exchange Commission relating to the offering of any ordinary shares or any securities convertible into or exercisable or exchangeable for ordinary shares; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the ordinary shares,

whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

The restrictions described in the preceding paragraph do not apply to:

•	the sale of ordinary shares to the underwriters;

•

the issuance by us of ordinary shares upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing;

•

transactions by a director, officer or shareholder relating to the ordinary shares or other securities acquired in open market transactions after the completion of the offering of the ordinary shares, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, or the Exchange Act, will be required or will be voluntarily made during the restricted period in connection with subsequent sales of ordinary shares or other securities acquired in such open market transactions;

•	in the case of a director, officer or shareholder, transfers of ordinary shares or any security convertible into or exercisable for ordinary shares as a bona fide gift or by will or intestacy;

•

in the case of a shareholder which is a corporation, partnership, limited liability company, trust or other business entity, (i) transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control with such shareholder or (ii) distributions of ordinary shares or any security convertible into or exercisable for ordinary shares to its limited partners, limited liability company members or shareholders;

•

in the case of a director, officer or shareholder, transfers to any trust for the direct or indirect benefit of such person or his or her immediate family and in the case of a shareholder which is a trust, distributions by the trust to its beneficiaries;

•

transfers to us in connection with the repurchase of ordinary shares of employees, consultants, officers and directors at a price not greater than the amount paid by such persons for such ordinary shares upon termination of their employment or services pursuant to the terms of our equity incentive plans or other agreements under which such ordinary shares were issued;

•

receipt by the holder from us of ordinary shares or other securities upon the exercise or conversion of any security convertible into or exercisable for ordinary shares or other securities, provided that such ordinary shares or other securities shall remain subject to the terms of this agreement and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of ordinary shares will be required or voluntarily made; or

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares, provided that such plan does not provide for the transfer of ordinary shares during the restricted period and no public announcement or filing under the Exchange Act regarding the establishment of such plan shall be required of or voluntarily made by or on behalf of the directors, officers or other shareholders or us;

provided that in the case of any transfer or distribution pursuant to the fourth, fifth and sixth bullets above, it shall be a condition of the transfer or distribution that each transferee, donee or distributee shall sign and deliver a copy of the lock-up agreement and no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of ordinary shares will be required or will be made voluntarily during the 180-day restricted period.

In addition, our directors and officers and the holders of substantially all of our outstanding ordinary shares have agreed that, without the prior written consent of Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc. on behalf of the underwriters, such persons or entities will not, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any ordinary shares or any security convertible into or exercisable or exchangeable for ordinary shares.

The 180-day restricted period described above will be extended if:

•	during the last 17 days of the 180-day restricted period we issue an earnings release or material news or a material event relating to us occurs, or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

In order to facilitate the offering of the ordinary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the ordinary shares. Specifically, the underwriters may sell more ordinary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of ordinary shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing ordinary shares in the open market. In determining the source of ordinary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of the ordinary shares compared to the price available under the over-allotment option. The underwriters may also sell ordinary shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing ordinary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ordinary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, ordinary shares in the open market to stabilize the price of the ordinary shares. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing the ordinary shares in the offering, if the syndicate repurchases previously distributed ordinary shares to cover syndicate short positions or to stabilize the price of the ordinary shares. These activities may raise or maintain the market price of the ordinary shares above independent market levels or prevent or retard a decline in the market price of the ordinary shares. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

The underwriters may in the future provide investment banking services to us for which they would receive customary compensation.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in this offering. The representative may agree to allocate a number of ordinary shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

Pricing of the Offering

Prior to this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and the future prospects of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any of our ordinary shares may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of our ordinary shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of our ordinary shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of our ordinary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of our ordinary shares to be offered so as to enable an investor to decide to purchase any of our ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of our ordinary shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(b)	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our ordinary shares in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

We are being represented by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California with respect to matters of U.S. federal law. An investment partnership comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation, beneficially holds 125,000 ordinary shares (on an as-converted basis). The validity of the ordinary shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Maples and Calder. Certain legal matters relating to this offering will be passed upon for the underwriters by Latham & Watkins LLP, Menlo Park, California, as to U.S. legal matters, and Walkers as to Cayman Islands legal matters.

EXPERTS

The audited consolidated financial statements as of January 31, 2010 and 2011 and for each of the three years in the period ended January 31, 2011 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement under the Securities Act of 1933 with respect to the ordinary shares offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the ordinary shares offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the Securities and Exchange Commission’s public reference room, located at 100 F Street, NE, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at http://www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934, and we intend to file reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above.

AMBARELLA, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Ambarella, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of redeemable convertible preference shares and shareholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Ambarella, Inc. and its subsidiaries at January 31, 2011 and January 31, 2010, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2011 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

June 10, 2011

San Jose, California

AMBARELLA, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share data)

	January 31,		Pro Forma Shareholders’ Equity January 31, 2011
	2010	2011
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$26,599	$41,896
Short-term investment	5,000	—
Accounts receivable, net	9,089	8,829
Inventories	1,679	7,410
Restricted cash	—	243
Deferred tax assets, current	1,069	903
Prepaid expenses and other current assets	688	715

Total current assets	44,124	59,996
Property and equipment, net	1,111	1,565
Deferred tax assets, non-current	555	235
Intangible assets, net	1,650	810
Other assets	328	1,527

Total assets	$47,768	$64,133

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERENCE SHARES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	5,150	6,725
Accrued liabilities	8,757	7,434
Income taxes payable	256	411
Deferred revenue, current	9,813	9,662

Total current liabilities	23,976	24,232
Deferred revenue, non-current	1,344	959
Other long-term liabilities	608	773

Total liabilities	25,928	25,964

Commitments and contingencies (Note 12)
Redeemable convertible preference shares (Note 7):
Series A, B and C redeemable convertible preference shares, $0.0001 per share par value – 25,250,000, 16,331,659 and 17,000,000 shares authorized at January 31, 2010 and January 31, 2011, respectively; 25,250,000, 16,331,659 and 13,624,997 shares issued and outstanding at January 31, 2010 and January 31, 2011, respectively; no shares authorized, issued or outstanding pro forma (unaudited); initial liquidation preference of $10,100, $13,000 and $16,350 at January 31, 2010 and January 31, 2011, respectively	39,273	39,273	—
Shareholders’ equity (deficit):
Ordinary shares, $0.0001 per share par value, 200,000,000 shares authorized at January 31, 2010, January 31, 2011, and pro forma (unaudited); 34,850,594 and 35,304,176 shares issued and outstanding at January 31, 2010 and January 31, 2011; 90,510,832 shares outstanding pro forma (unaudited)	3	3	9
Additional paid-in capital	4,093	6,493	45,760
Accumulated deficit	(21,529)	(7,600)	(7,600)

Total shareholders’ equity (deficit)	(17,433)	(1,104)	38,169

Total liabilities, redeemable convertible preference shares and shareholders’ equity (deficit)	$47,768	$64,133	$38,169

The accompanying notes are an integral part of these consolidated financial statements

AMBARELLA, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Year Ended January 31,
	2009	2010	2011
Revenue	$41,747	$71,525	$94,739
Cost of revenue	13,494	24,045	34,500

Gross profit	28,253	47,480	60,239

Operating expenses:
Research and development	26,576	27,638	34,449
Selling, general and administrative	4,605	6,894	10,313

Total operating expenses	31,181	34,532	44,762
Income (loss) from operations	(2,928)	12,948	15,477
Other income (loss), net	216	(114)	(47)

Income (loss) before income taxes	(2,712)	12,834	15,430
Provision (benefit) for income taxes	240	(454)	1,501

Net income (loss)	$(2,952)	$13,288	$13,929

Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.10)	$0.11	$0.12

Diluted	$(0.10)	$0.11	$0.11

Weighted-average shares used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	28,960,142	31,255,579	33,563,822

Diluted	28,960,142	34,945,403	40,981,828

Pro forma net income per share attributable to ordinary shareholders (unaudited):
Basic			$0.15

Diluted			$0.14

Weighted-average shares used to compute pro forma net income per share attributable to ordinary shareholders (unaudited):
Basic			88,770,478

Diluted			96,188,484

The accompanying notes are an integral part of these consolidated financial statements

AMBARELLA, INC.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERENCE SHARES AND SHAREHOLDERS’ DEFICIT

(in thousands, except share data)

	Redeemable Convertible Preference Shares		Ordinary Shares		Additional Paid-in Capital	Accumulated Deficit	Total Deficit
	Shares	Amount	Shares	Amount
Balance—January 31, 2008	55,206,656	$39,273	32,856,103	$3	$1,196	$(31,865)	$(30,666)
Exercise of stock options, dollar amounts net of unvested stock options exercised early	—	—	493,504	—	18	—	18
Vesting of early exercised stock options	—	—	—	—	479	—	479
Stock-based compensation expense related to stock options granted to employees and consultants	—	—	—	—	672	—	672
Net loss	—	—	—	—	—	(2,952)	(2,952)

Balance—January 31, 2009	55,206,656	39,273	33,349,607	3	2,365	(34,817)	(32,449)

Exercise of stock options, dollar amounts net of unvested stock options exercised early	—	—	1,500,987	—	259	—	259
Vesting of early exercised stock options	—	—	—	—	379	—	379
Stock-based compensation expense related to stock options granted to employees and consultants	—	—	—	—	1,090	—	1,090
Net income	—	—	—	—	—	13,288	13,288

Balance—January 31, 2010	55,206,656	39,273	34,850,594	3	4,093	(21,529)	(17,433)

Exercise of stock options, dollar amounts net of unvested stock options exercised early	—	—	453,582	—	140	—	140
Vesting of early exercised stock options	—	—	—	—	404	—	404
Stock-based compensation expense related to stock options granted to employees and consultants	—	—	—	—	1,856	—	1,856
Net income	—	—	—	—	—	13,929	13,929

Balance—January 31, 2011	55,206,656	$39,273	35,304,176	$3	$6,493	$(7,600)	$(1,104)

The accompanying notes are an integral part of these consolidated financial statements

AMBARELLA, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended January 31,
	2009	2010	2011
Cash flows from operating activities:
Net income (loss)	$(2,952)	$13,288	$13,929
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	1,049	748	563
Loss on disposal of long-lived assets	—	2	4
Amortization of other intangible assets	—	550	1,040
Stock-based compensation	672	1,090	1,856
Changes in operating assets and liabilities:
Accounts receivable	(1,215)	(4,242)	260
Inventories	891	(1,180)	(5,731)
Prepaid expenses and other current assets	(208)	132	(27)
Deferred tax assets	(113)	(1,510)	486
Other assets	120	179	(227)
Accounts payable	1,944	639	1,575
Accrued liabilities	(1,536)	3,692	(322)
Income taxes payable	216	(164)	155
Deferred revenue	1,226	1,965	(536)

Net cash provided by operating activities	94	15,189	13,025

Cash flows from investing activities
Restricted cash	(578)	578	(243)
Short-term investment	—	(5,000)	5,000
Investment in a private company	—	—	(972)
Purchase of property and equipment	(999)	(357)	(896)
Purchase of intangible assets	—	(940)	(830)

Net cash provided by (used in) investing activities	(1,577)	(5,719)	2,059

Cash flows from financing activities:
Net proceeds from exercise and repurchase of stock options	202	567	213

Net cash provided by financing activities	202	567	213

Net increase (decrease) in cash and cash equivalents	(1,281)	10,037	15,297
Cash and cash equivalents at beginning of period	17,843	16,562	26,599

Cash and cash equivalents at end of period	$16,562	$26,599	$41,896

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$134	$664	$657

Supplemental disclosure of noncash investing activities:
Increase in accrued liabilities related to non-monetary assets purchases	$—	$1,260	$125

The accompanying notes are an integral part of these consolidated financial statements

AMBARELLA, INC.

Notes to Consolidated Financial Statements

1. Organization and Summary of Significant Accounting Policies

Organization

Ambarella, Inc. (the “Company”) was incorporated in the Cayman Islands on January 15, 2004. The Company is a developer of semiconductor processing solutions for video that enable high-definition video capture, sharing and display. The Company combines its processor design capabilities with its expertise in video and image processing, algorithms and software to provide a technology platform that is designed to be easily scalable across multiple applications and enable rapid and efficient product development. The Company’s system-on-a-chip, or SoC, designs fully integrate high-definition video processing, image sensor processing, audio processing and system functions onto a single chip, delivering exceptional video and image quality, differentiated functionality and low power consumption.

The Company sells its solutions to leading original design manufacturers, or ODMs, and original equipment manufacturers, or OEMs, globally.

Basis of Consolidation

The Company’s fiscal year ends on January 31. The consolidated financial statements of the Company and its subsidiaries have been prepared in conformity with generally accepted accounting principles in the United States (“U.S. GAAP”). All intercompany transactions and balances have been eliminated in consolidation.

Pro Forma Shareholders’ Equity (Unaudited)

If the offering contemplated by this prospectus is consummated, all of the redeemable convertible preference shares will be converted into 55,206,656 ordinary shares, based on the redeemable convertible preference shares outstanding at January 31, 2011. The pro forma shareholders’ equity, as adjusted for the assumed conversion of redeemable convertible preference shares, is reflected in the unaudited pro forma balance sheet.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reported periods. Actual results could differ from those estimates.

On an ongoing basis, management evaluates its estimates and assumptions, including those related to (i) the collectability of accounts receivable; (ii) write down for excess and obsolete inventories; (iii) the estimated useful lives of long-lived assets; (iv) impairment of long-lived assets and financial instruments; (v) warranty obligations; (vi) the valuation of equity instruments; (vii) the realization of tax assets and estimates of tax liabilities and tax reserves; and (viii) the recognition and disclosure of contingent liabilities. These estimates and assumptions are based on historical experience and on various other factors which the Company believes to be reasonable under the circumstances. The company may engage third-party valuation specialists to assist with estimates related to the valuation of financial instruments and assets associated with various contractual arrangements, and the valuation of preference and ordinary shares. Such estimates often require the selection of appropriate valuation methodologies and significant judgment. Actual results could differ from these estimates under different assumptions or circumstances.

Concentration of Risk

The Company’s products are manufactured, assembled and tested by third-party contractors located primarily in Asia. The Company does not have long-term agreements with these contractors. A significant disruption in the operations of one or more of these contractors would impact the production of the Company’s products which could have a material adverse effect on its business, financial condition and results of operations.

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments, restricted cash and accounts receivable. The Company places its cash primarily in checking and money market accounts with reputable financial institutions. Deposits held with these financial institutions may exceed the amount of insurance provided on such deposits. The Company has not experienced any material losses on deposits of its cash or cash equivalents. The Company does not hold or issue financial instruments for trading purposes.

The Company performs ongoing credit evaluations of each of its customers and adjusts credit limits based upon payment history and the customer’s credit worthiness. The Company regularly monitors collections and payments from its customers.

Foreign Currency Transactions

The U.S. dollar is the functional currency for the Company and its subsidiaries. Monetary assets and liabilities denominated in non-U.S. currencies are re-measured to U.S. dollars using current exchange rates in effect at the balance sheet date. Nonmonetary assets and liabilities are re-measured to U.S. dollars using historical exchange rates. Monetary and other accounts are re-measured to U.S. dollars using average exchange rates in effect during each period. Gains or losses from foreign currency re-measurement are included in other income (loss), net in the consolidated statements of operations, and, to date, have not been material.

Cash, Cash Equivalents and Short-Term Investment

The Company considers all highly liquid investments with maturities of less than three months at the time of purchase to be cash equivalents. Investments with original maturities at the time of acquisition greater than three months are classified as short-term investments. There were no cash equivalents as of January 31, 2010 and 2011. Short-term investment consisted of $5.0 million held in a time deposit as of January 31, 2010.

Cost Method Investment

The Company accounts for its investment in a privately held company under the cost method and reports the investment in other non-current assets. The Company monitors the carrying value of the investment and records a reduction in carrying value when a decline in value is deemed to be other than temporary. To date, the Company has not recognized any impairment losses related to this investment.

Trade Accounts Receivable and Allowances for Doubtful Accounts

Trade accounts receivable are recorded at the invoiced amount and do not include finance charges. The Company performs ongoing credit evaluation of its customers and generally requires no collateral. The Company assesses the need for allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments by considering factors such as historical collection experience, credit quality, aging of the accounts receivable balances and current economic conditions that may affect a customer’s ability to pay. There were no write-offs of accounts receivable during fiscal years 2009, 2010 and 2011, and there was no allowance for doubtful accounts recorded as of January 31, 2010 and 2011, respectively.

Fair Market Value of Financial Instruments

The carrying amount reflected in the balance sheet for cash and cash equivalents, short-term investment, accounts receivable, accounts payable, accrued expenses and other current liabilities, approximate fair value due to the short-term nature of these financial instruments.

Inventories

The Company records inventories at the lower of cost or market. The cost includes materials and other production costs and is computed using standard cost on a first-in, first-out basis. Inventory reserves are recorded for estimated obsolescence or unmarketable inventories based on forecast of future demand and market conditions. If actual market conditions are less favorable than projected, or if future demand for the Company’s products decrease, additional inventory write-downs may be required. Once inventory is written down, a new accounting basis has been established and, accordingly, it is not reversed until the inventory is sold or scrapped.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful life of three years for computer equipment, computer software, machinery and equipment. Leasehold improvements are amortized over the shorter of the lease term or their estimated useful lives. Repairs and maintenance are charged to expense as incurred.

Intangible Assets

Technology licenses purchased from third parties and can be used in alternative research and development project are capitalized as intangible assets. Capitalized costs are amortized over an estimated economic useful life under a straight-line method and recorded as research and development expenses.

Impairment of Long-Lived Assets

The Company records long-lived assets at cost and evaluates them for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Events or changes in circumstances that may indicate that an asset is impaired include significant decreases in the market value of an asset, significant underperformance relative to expected historical or projected future results of operations, a change in the extent or manner in which an asset is utilized, significant declines in the estimated fair value of the overall Company for a sustained period, shifts in technology, loss of key management or personnel, changes in the Company’s operating model or strategy and competitive forces. When the sum of the expected future undiscounted cash flows expected to be generated by the related asset group is less than its carrying amount, an impairment loss would be recognized. Should impairment exist, the impairment loss would be measured based on the excess of the carrying amount of the asset over the asset’s estimated fair value. To date, the Company has not recognized any impairment losses related to long-lived assets.

Revenue Recognition

The Company generates revenue from the sale of its SoCs to OEMs or ODMs, either directly or through logistics providers. Revenue from sales directly to OEMs and ODMs is generally recognized upon shipment provided persuasive evidence of an arrangement exists, legal title to the products has transferred, the fee is fixed or determinable, and collection of the resulting receivable is reasonably assured. The Company provides its logistics providers with the right to return excess levels of inventory and with future price adjustments. Given the inability to reasonably estimate these price changes and returns, revenue and costs related to shipments to logistics providers are deferred until the Company has received notification from its logistics providers that they have sold the Company’s products. Information reported by the Company’s logistics providers includes product resale price, quantity and end customer shipment information as well as remaining inventory on hand. At the time of shipment to a logistics provider, the Company records a trade receivable as there is a legally enforceable right to receive payment, reduces inventory for the value of goods shipped as legal title has passed to the logistics provider and defers the related margin as deferred revenue in the consolidated balance sheets. Any price adjustments are recorded as a reduction to deferred revenue at the time the adjustments are agreed upon.

Arrangements with certain OEM customers provide for pricing that is dependent upon the end products into which the Company’s SoCs are used. These arrangements may also entitle the Company to a share of the product margin ultimately realized by the OEM. The minimum guaranteed amount of revenue related to the sale of products subject to these arrangements is recognized upon shipment as persuasive evidence of the arrangement exists, legal title to the products has transferred, the fee is fixed and collection of the resulting receivable is reasonably assured. Additional amounts earned by the Company resulting from the margin sharing arrangement and determination of the end products into which the products are ultimately incorporated are recognized when end customer sales volume is reported to the Company.

The Company also sells a limited amount of software under perpetual licenses that include post contract customer support, or PCS. The Company does not have evidence of fair value for the PCS and, accordingly, license revenue is recognized ratably over the estimated support period in accordance with ASC 985, Software Revenue Recognition. The revenue from those licenses comprised 3%, 3% and 2% of the Company’s revenue in the fiscal years 2009, 2010 and 2011, respectively.

Cost of Revenue

Cost of revenue includes cost of materials, cost associated with packaging and assembly, testing and shipping, cost of personnel, stock-based compensation, logistics and quality assurance, warranty cost, royalty expense, write-downs of inventories and allocation of overhead.

Warranty Costs

The Company provides a one-year warranty on its products. The Company accrues for the estimated warranty costs at the time when revenue is recognized. The warranty accruals are regularly monitored by management based upon historical experience and any specifically identified failures. While the Company engages in extensive product quality assessment, actual product failure rates, material usage or service delivery costs could differ from estimates and revisions to the estimated warranty liability would be required. The table below summarizes the movement in the warranty accrual for the periods indicated:

	Year Ended January 31,
	2009	2010	2011
	(in thousands)
Beginning balance	$97	$242	$401
Warranty accruals	145	169	39
Settlements and adjustments	—	(10)	(15)

Ending balance	$242	$401	$425

Research and Development

Research and development costs are expensed as incurred and consist primarily of personnel costs, product development costs, which include engineering services, development software and hardware tools, license fees, cost of fabrication of masks for prototype products, other development materials costs, depreciation of equipment used in research and development and allocation of facilities costs.

Selling, General and Administrative

Selling, general and administrative expense consists of salaries, stock-based compensation, employee benefits, travel and trade show costs, legal, finance and human resources personnel. In addition, these expenses include fees for professional services and occupancy costs. Advertising expenses for the years ended January 31, 2009, 2010 and 2011 were not material.

Operating Leases

The Company recognizes rent expense on a straight-line basis over the term of the lease. The difference between rent expense and rent paid is recorded as deferred rent and is included in accrued expenses.

Income Taxes

The Company records income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in its financial statements or tax returns. In estimating future tax consequences, generally all expected future events other than enactments or changes in the tax law or rates are considered. Valuation allowances are provided when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company applies authoritative guidance for the accounting for uncertainty in income taxes. The guidance requires that tax effects of a position be recognized only if it is “more likely than not” to be sustained based solely on its technical merits as of the reporting date. Upon estimating the Company’s tax positions and tax benefits, the Company considered and evaluated numerous factors, which may require periodic adjustments and which may not reflect the final tax liabilities. The Company adjusts its financial statements to reflect only those tax positions that are more likely than not to be sustained under examination.

As part of the process of preparing consolidated financial statements, the Company is required to estimate its taxes in each of the jurisdictions in which it operates. The Company estimates actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets, which are included in the consolidated balance sheets. In general, deferred tax assets represent future tax benefits to be received when certain expenses previously recognized in the consolidated statements of operations become deductible expenses under applicable income tax laws, or loss or credit carryforwards are utilized.

In assessing whether deferred tax assets may be realized, management considers whether it is more likely than not that some portion or all of deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income.

The Company made estimates and judgments about its future taxable income based on assumptions that are consistent with its plans and estimates. Should the actual amounts differ from estimates, the amount of valuation allowance could be materially impacted. Any adjustment to the deferred tax asset valuation allowance would be recorded in the income statement for the periods in which the adjustment is determined to be required.

Stock-Based Compensation

The Company measures stock-based compensation for equity awards granted to employees and directors based on the estimated fair value on the grant date, and recognizes that compensation as expense using the straight-line attribution method over the requisite service period, which is typically the vesting period of each award. The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. Determining the fair value of stock-based awards on the grant date requires the input of various assumptions, including stock price of the underlying ordinary share, the exercise price of the stock option, expected volatility, expected term, risk-free interest rate and dividend rate. The expected term was calculated using the simplified method as prescribed by the guidance provided by the Securities and Exchange Commission, as neither relevant historical experience nor other relevant data are available to estimate future exercise behavior. The expected volatility is based on the historical volatilities of similar entities whose share prices are publicly available. The risk-free interest rate is derived from the average U.S. Treasury constant maturity rates during the respective periods commensurate with the expected term. The expected dividend yield is zero because the Company has not historically paid dividends and has no present intention to pay dividends. The Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation only for those options that are expected to vest. Forfeitures are estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from estimates.

The Company recognizes non-employee stock-based compensation expense based on the estimated fair value of the equity instrument determined by the Black-Scholes option pricing model. The fair value of the non-employee awards is remeasured at each reporting period until services required under the arrangement completed, which is the vesting date.

Net Income (Loss) Per Share

The Company applies the two-class method to calculate and present net income (loss) per ordinary share. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Participating securities are defined as securities that may participate in undistributed earnings with ordinary shares, whether that participation is conditioned upon the occurrence of a specified event or not. Basic net income (loss) per share is computed by dividing net income (loss) allocable to ordinary shares by the weighted-average number of ordinary shares outstanding for the period. Diluted net income (loss) per share is computed by dividing net income (loss) allocable to ordinary shares and income allocable to participating securities, to the extent they are dilutive, by the weighted-average number of ordinary shares outstanding, including the dilutive effects of participating securities on an if-converted basis plus the dilutive effects of ordinary shares. The Company’s potential dilutive ordinary share equivalents consist of incremental ordinary shares issuable upon the exercise of options, upon conversion of its redeemable convertible preference shares and upon exercise of warrants.

Effective April 1, 2009, the Company adopted the new accounting guidance for determining whether instruments granted in stock-based payment transactions are participating securities. The guidance clarified that stock-based payment awards that have not yet vested meet the definition of a participating security provided the right to receive the dividend is non-forfeitable and non-contingent. These participating securities should be included in the computation of basic net income per share under the two-class method. The Company has concluded that its non-vested early-exercised options meet the definition of a participating security and should be included in the Company’s computation of basic earnings per share. The net income per share data presented for all prior periods have been prepared to conform to the provisions of this accounting guidance.

Comprehensive Income (Loss)

There are no differences between comprehensive income or loss as defined by ASC 220, Comprehensive Income, and net income or loss as reported in the Company’s statement of operations.

Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued ASC 820, Fair Value Measurement, which defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. ASC 820 applies to other accounting pronouncements that require or permit fair value measurements. On February 1, 2008, the Company adopted the new guidance for financial assets and financial liabilities measured at fair value on a recurring basis. On February 1, 2009, the Company adopted the new guidance for non-financial assets and non-financial liabilities measured at fair value on a nonrecurring basis. In April 2009, the FASB issued additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased that was effective for the Company in the second quarter of fiscal 2009. This includes guidance on identifying circumstances that indicate a transaction is not orderly. In August 2009, the FASB issued clarifying guidance that in circumstances in which a quoted price, in an active market, for an identical liability is not available, a reporting entity is required to measure fair value of such liability using one or more of the of the techniques prescribed by the update. In January 2010, FASB issued an amendment regarding improving disclosures about fair value measurements. This new guidance requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for interim periods within those fiscal years. The adoption of the fair value measurements guidance increased the disclosure requirements but did not have a material impact on the Company’s consolidated financial position or results of operations.

In May 2009, the FASB issued ASC 855, Subsequent Events, which establishes general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the FASB amended this guidance. The new guidance eliminates the requirement for an SEC filer to disclose the date through which it has evaluated subsequent events, clarifies the period through which conduit bond obligors must evaluate subsequent events, and refines the scope of the disclosure requirements for reissued financial statements. Entities that are not SEC filers are required to disclose both the date through which subsequent events have been evaluated and whether that date represents the date the financial statements were issued or available to be issued. The Company has adopted this guidance in connection with the issuance of its 2011 financial statements (see Note 15).

In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13—Revenue Recognition (ASC 605): Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force (“ASU 2009-13”). ASU 2009-13 addresses how to measure and allocate arrangement consideration to one or more units of accounting within a multiple-deliverable arrangement. ASU 2009-13 modifies the requirements for determining whether a deliverable can be treated as a separate unit of accounting by removing the criteria that objective evidence of fair value exist for the undelivered elements in order to account for those undelivered elements as a single unit of accounting. ASU 2009-13 is effective for the Company prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations or disclosures.

In October 2009, the FASB issued ASU No. 2009-14—Software (ASC 985): Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force (“ASU 2009-14”). ASU 2009-14 modifies the scope of the software revenue recognition guidance to exclude arrangements that contain tangible products for which the software element is “essential” to the functionality of the tangible products. ASU 2009-14 is effective for the Company prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. The Company does not expect that the adoption of this guidance will have a material impact on its financial position, results of operations or disclosures.

2. Restricted Cash

As of January 31, 2011, the Company had a $243,000 certificate of deposit in Taiwan Cooperative Bank pledged in connection with a request for an application for Taiwan Government research and development grants. The pledge is restricted for use until June 2011 and has been recorded as restricted cash on the consolidated balance sheet.

3. Inventories

Inventory at January 31, 2010 and 2011 consisted of the following:

	As of January 31,
	2010	2011
	(in thousands)
Work-in-progress	$—	$3,871
Finished goods	1,679	3,539

Total	$1,679	$7,410

4. Property and Equipment, Net

Depreciation and amortization expense was approximately $1,049,000, $748,000 and $563,000 for the years ended January 31, 2009, 2010 and 2011, respectively. Property and equipment at January 31, 2010 and 2011 consisted of the following:

	As of January 31,
	2010	2011
	(in thousands)
Computer equipment and software	$2,032	$2,464
Machinery and equipment	1,560	1,728
Furniture and fixtures	179	279
Leasehold improvement	296	538

	4,067	5,009
Less: accumulated depreciation and amortization	(2,956)	(3,444)

Total property and equipment, net	$1,111	$1,565

5. Intangible Assets

Intangible assets at January 31, 2010 and 2011 consisted of the following:

	As of January 31, 2010
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(in thousands)
Intellectual asset	$2,200	$550	$1,650

	As of January 31, 2011
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
	(in thousands)
Intellectual asset	$2,400	$1,590	$810

The Company purchased an intangible asset in fiscal year 2010. The asset was recorded at cost and is being amortized over its estimated useful life of three years. The aggregate amortization expense for the years ended January 31, 2010 and 2011 was $0.6 million and $1.0 million, respectively. Future amortization expense related to the intangible asset as of January 31, 2011 was as follows:

Fiscal Year	Amortization Expense
(in thousands)
2012	$540
2013	270

Total	$810

6. Accrued Liabilities

Accrued liabilities at January 31, 2010 and 2011 consisted of the following:

	As of January 31,
	2010	2011
	(in thousands)
Accrued employee compensation	$4,151	$3,857
Refundable exercised unvested option	699	366
Accrued warranty	401	425
Accrued rebates	449	361
Accrued product development costs	1,779	1,584
Other accrued liabilities	1,278	841

Total accrued liabilities	$8,757	$7,434

7. Redeemable Convertible Preference Shares

Redeemable convertible preference shares at January 31, 2010 and 2011 consisted of the following:

Series	Par Value Per Share	Shares		# of Ordinary Shares Issuable Upon Conversion	# of Ordinary Shares Reserved for Conversion	Initial Liquidation Preference	Proceeds Net of Issuance Costs
		Authorized	Outstanding
						(in thousands)
A	$0.0001	25,250,000	25,250,000	25,250,000	25,250,000	$10,100	$10,044
B	$0.0001	16,331,659	16,331,659	16,331,659	16,331,659	13,000	12,937
C	$0.0001	17,000,000	13,624,997	13,624,997	13,624,997	16,350	16,292

		58,581,659	55,206,656	55,206,656	55,206,656	$39,450	$39,273

The rights, preferences and privileges of the Series A redeemable convertible preference shares (“Series A preference shares”), Series B redeemable convertible preference shares (“Series B preference shares”) and Series C redeemable convertible preference shares (“Series C preference shares”) are as follows:

Dividends

The holders of outstanding Series A preference shares, Series B preference shares and Series C preference shares are entitled to receive, when, as and if declared by the board of directors, a noncumulative dividend at the rate of $0.032, $0.0637, and $0.096 per share per annum, respectively. Such dividends are payable in preference to any distributions for ordinary shares. After payments or setting aside for payments of such dividends, additional dividends (other than dividends for ordinary shares) shall be declared or paid among the holders of preference shares and ordinary shares then outstanding in proportion to the greatest whole number of ordinary shares held by each holder (assuming all preference shares converted into ordinary shares). No dividends have been declared or paid to date.

Conversion Rights

Each preference share is convertible, at the option of the holder, at any time, into ordinary shares determined by dividing the original issue price by the conversion price which is the same as the original issue price at (i) $0.40 in case of the Series A preference shares, (ii) $0.796 in case of the Series B preference shares, and (iii) $1.20 in case of the Series C preference shares. The conversion price of each of the series preference shares is subject to adjustment for share subdivisions (by stock split or by stock dividend), share combinations (by reclassification), similar matters affecting the ordinary shares, as well as adjustment to reduce of conversion price if the Company issues shares less than the current conversion price, with certain exceptions.

Each preference share shall automatically be converted into an ordinary share upon the earlier of (i) an initial public offering with aggregate gross proceeds of at least $30,000,000 or (ii) the date specified by written consent of holders of at least 50% of the aggregate preference shares then outstanding. In the event of winding up of the Company, so long as there are at least 4,711,055 Series B and at least 3,600,000 Series C preference shares outstanding, each of the Series B and Series C preference shares shall automatically be converted into an ordinary share only upon the receipt of a written consent of at least 50% of the aggregate preference shares then outstanding and at least 50% of the Series B and Series C preference shares then outstanding, respectively.

Liquidation

In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, including a consolidation, merger or acquisition or sale of assets where the beneficial owners of the Company’s ordinary shares and convertible preference shares own less than a majority of the resulting voting power of the surviving entity, the holders of Series A, Series B and Series C preference shares are entitled to receive an amount of $0.40, $0.796 and $1.20 per share, respectively based on the number of preference shares, plus any declared but unpaid dividends prior to any distribution to the ordinary shares. The remaining assets, if any, shall be distributed among the holders of ordinary shares pro rata based on the number of shares they hold. Should the Company’s legally available assets be insufficient to satisfy the liquidation preference of the preference share holders, the entire assets will be distributed with equal priority and pro rata among the holders of preference shares in proportion to the full amounts they would have otherwise be entitled to receive.

Voting Rights

The holders of each preference share are entitled to the number of votes equal to the number of ordinary shares into which such preference shares are converted.

Warrants

In connection with a financing agreement, the Company issued warrants to purchase Series B convertible preference shares at an exercise price of $0.796 per share. The warrants are fully vested and are exercisable through December 2014. As of January 31, 2010 and 2011, a total of 163,317 warrants were outstanding.

In June 2005, the FASB issued authoritative guidance on the classification of freestanding warrants and other similar instruments on shares that are redeemable (either puttable or mandatorily redeemable). The guidance requires liability classification for warrants issued that are exercisable into convertible preferred stock. Liability classification requires the warrants to be remeasured to their fair value for each reporting period. At

January 31, 2010 and 2011, the fair value of the warrants of $173,000 and $156,000, respectively, was included in accrued liabilities and the changes in fair value have been recorded in other income (loss).

The Company utilized the Black-Scholes option pricing model to determine the fair value of the warrants of the redeemable convertible preference shares, including the consideration of underlying ordinary share price, a risk-free interest rate, expected term and expected volatility. Certain inputs used in the model are unobservable. As a result, the valuation of warrants is categorized as Level 3 in accordance with ASC 820, Fair Value Measurement. The fair values could change significantly based on future market conditions.

8. Employee Benefits and Stock-based Compensation

401(k) Plan

The Company maintains a defined contribution 401(k) plan (the “401(K) Plan”) for all of its eligible U.S. employees. Under the 401(K) Plan, eligible employees may contribute up to the Internal Revenue Service annual contribution limitation. The Company is responsible for administrative costs of the Plan. The Company has not had any matching contributions to date.

Stock Option Plan

The Company’s 2004 Stock Plan (the “Plan”) was adopted in January 2004 and has been amended through July 2009 by the Board of Directors. The Plan provides for the issuance of incentive stock options (“ISO”) or nonstatutory stock options (“NSO”) or stock purchase rights. The maximum aggregate number of shares subject to options or stock purchase rights under the Plan is 43,351,000 as of January 31, 2011. NSO and stock purchase rights may be granted to employees, board of directors or consultants. ISOs may be granted only to employees. The exercise price of ISOs granted to a more than 10% of the voting power of all classes of the Company’s shares shall be no less than 110% of the estimated fair market value on the grant date. The exercise price of ISOs granted to other employees and NSOs shall be no less than 100% of estimated fair market value on the grant date. Options granted under the Plan have a term of up to 10 years from grant date. Options granted to new employees generally vest 25% on the first anniversary date of the grant and the remainder ratably over the following 36 months. Vesting schedules for grants to other employees vary and are subject to approval by the board of directors.

Certain employees have the right to early exercise unvested options, subject to repurchase rights held by the Company at their original purchase price upon termination of employment until vested. As of January 31, 2011, 346,461 shares of unvested early exercised options were repurchased. There were 2,026,425 and 862,546 unvested shares subject to the Company’s repurchase rights as of January 31, 2010 and 2011, respectively.

Stock-based Compensation

The majority of the Company’s stock-based compensation relates to stock options. The following table presents the classification of stock-based compensation for the periods indicated:

	Year Ended January 31,
	2009	2010	2011
	(in thousands)
Stock-based compensation:
Cost of revenue	$18	$24	$41
Research and development	467	735	1,058
Selling, general and administrative	187	331	757

Total stock-based compensation	$672	$1,090	$1,856

No income tax benefit on stock-based compensation was recognized for the years ended January 31, 2009, 2010 and 2011.

As of January 31, 2010, total unrecognized compensation cost related to unvested stock options was $4.1 million and is expected to be recognized over a weighted-average period of 3.27 years. As of January 31, 2011, total unrecognized compensation cost related to unvested stock options was $7.3 million and is expected to be recognized over a weighted-average period of 2.87 years.

The following table sets forth the weighted-average assumptions used to estimate the fair value of the stock options for the periods indicated:

	Year Ended January 31,
	2009	2010	2011
Stock Options:
Volatility	63%	62%	63%
Risk-free interest rate	3.23%	2.69%	1.79%
Expected term (years)	6.04	6.07	6.05
Dividend yield	—	—	—

The following table summarizes stock option activities for the periods indicated:

	Option Outstanding
	Shares	Weighted- Average Exercise Price	Weighted- Average Grant-Date Fair Value	Total Intrinsic Value of Options Exercised (in thousands)	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Outstanding at January 31, 2008	6,066,444	0.24
Granted	4,895,000	0.65	$0.39
Exercised	(493,504)	0.41		$112
Forfeited	(114,480)	0.32

Outstanding at January 31, 2009	10,353,460	0.42
Granted	4,593,501	0.94	$0.56
Exercised	(1,500,987)	0.38		$699
Forfeited	(155,623)	0.50

Outstanding at January 31, 2010	13,290,351	0.61
Granted	4,611,600	1.95	$1.14
Exercised	(453,582)	0.47		$671
Forfeited	(254,222)	0.81

Outstanding at January 31, 2011	17,194,147	0.97			7.87	$17,073

Exercisable at January 31, 2011	10,755,233	0.66			7.22	$13,969
Vested and Expected to vest at January 31, 2011	16,815,127	0.96			7.85	$16,829

Exercisable shares include options with early exercise rights. The vested and expected-to-vest options are calculated based on vesting schedule of each grant as of the reporting date.

The intrinsic value of options outstanding, exercisable and expected-to-vest options are calculated based on the difference between the exercise price and the fair market value of the Company’s ordinary share on reporting date. The intrinsic value of exercised options is calculated based on the difference between the exercise price and the fair market value of the Company’s ordinary share as of the exercise date.

The following table summarizes information about stock options outstanding as of January 31, 2011:

	Stock Options Outstanding			Stock Options Exercisable
Range of Exercise Prices	Shares Outstanding	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Shares Exercisable	Weighted- Average Exercise Price
$0.04 - $0.08	621,000	3.29	$0.06	621,000	$0.06
$0.09 - $0.14	492,106	5.05	0.14	492,106	0.14
$0.15 - $0.27	3,040,464	6.48	0.27	3,040,464	0.27
$0.28 - $0.71	7,102,009	7.82	0.67	4,945,355	0.67
$0.72 - $1.47	1,364,625	8.75	1.47	706,954	1.47
$1.48 - $1.96	4,573,943	9.55	1.95	949,354	1.96

	17,194,147	7.87	$0.97	10,755,233	$0.66

Non-employee Stock-based Compensation

The fair value of options granted to non-employees is determined using the Black-Scholes option pricing model at each grant date and remeasured at the end of each reporting period until such options vest. The non-employee stock-based compensation was not material for the years ended January 31, 2009, 2010 and 2011, respectively.

9. Net Income (Loss) Per Share

The following table sets forth the computation of basic and diluted income (loss) per ordinary share for the periods indicated:

	Year Ended January 31,
	2009	2010	2011
	(in thousands, except share and per share data)
Numerator:
Net income (loss)	$(2,952)	$13,288	$13,929
Less: amount allocable to preference shareholders	—	(9,442)	(9,749)
Less: amount allocable to unvested early exercised options	—	(288)	(172)

Net income (loss) allocable to ordinary shareholders—basic	$(2,952)	$3,558	$4,008

Undistributed earnings reallocated to ordinary shareholders	—	262	514

Net income (loss) allocable to ordinary shareholders—diluted	$(2,952)	$3,820	$4,522

Denominator:
Weighted-average ordinary shares outstanding	33,237,702	33,786,290	35,008,308
Less: weighted-average unvested early exercised options subject to repurchase	(4,277,560)	(2,530,711)	(1,444,486)

Weighted-average ordinary shares—basic	28,960,142	31,255,579	33,563,822

Effect of potentially dilutive securities:
Employee stock options	—	3,689,824	7,418,006

Weighted-average ordinary shares—diluted	28,960,142	34,945,403	40,981,828

Net income (loss) per ordinary share:
Basic	$(0.10)	$0.11	$0.12

Diluted	$(0.10)	$0.11	$0.11

Net income has been allocated to the ordinary shares, redeemable convertible preference shares and unvested early exercised options based on their respective rights to share in dividends.

The following weighted-average potentially dilutive securities were excluded from the computation of diluted net income (loss) per share computation as their effect would have been antidilutive:

	Year Ended January 31,
	2009	2010	2011
Options to purchase ordinary shares	3,102,019	4,999,549	2,866,906
Early exercised options subject to repurchase	4,277,560	2,530,711	1,444,486
Redeemable convertible preference shares (if-converted basis)	55,206,656	55,206,656	55,206,656
Warrants to purchase redeemable convertible preference shares (if-converted basis)	163,317	163,317	163,317

	62,749,552	62,900,233	59,681,365

10. Pro Forma Net Income per Share (Unaudited)

Pro forma basic and diluted net income per share have been computed to give effect to the conversion of the Company’s redeemable convertible preference shares (using the if-converted method) into ordinary shares as though the conversion had occurred at the beginning of the periods presented.

The following table sets forth the computation of pro forma basic and diluted net income per ordinary share for the period indicated:

Year Ended January 31, 2011
(in thousands)
Numerator:
Net income	$13,929
Less: amount allocable to unvested early exercised options	(223)

Net income allocable to ordinary shareholders—basic	$13,706

Undistributed earnings reallocated to ordinary shareholders	17

Net income allocable to ordinary shareholders—dilutive	$13,723

Denominator:
Weighted-average ordinary shares outstanding—basic	33,563,822
Pro forma adjustments to reflect assumed weighted effect of conversion of preference shares	55,206,656

Pro forma weighted-average ordinary shares—basic	88,770,478

Effect of potentially dilutive securities:
Employee stock options	7,418,006

Pro forma adjusted weighted-average ordinary shares - diluted	96,188,484

Net income per ordinary share:
Basic	$0.15

Diluted	$0.14

11. Income Taxes

Income (loss) before income taxes consisted of the following for the periods indicated:

	Year Ended January 31,
	2009	2010	2011
	(in thousands)
U.S. operations	$938	$1,537	$2,758
Non-U.S. operations	(3,650)	11,297	12,672

Income (loss) before income taxes	$(2,712)	$12,834	$15,430

Income tax provision (benefit) consisted of the following:

	Year Ended January 31,
	2009	2010	2011
	(in thousands)
Current:
U.S. federal tax	$116	$678	$306
U.S. state taxes	67	143	—
Non-U.S. foreign taxes	170	235	708

	353	1,056	1,014

Deferred:
U.S. federal tax	—	(1,414)	473
U.S. state taxes	—	(205)	10
Non-U.S. foreign taxes	(113)	109	4

	(113)	(1,510)	487

Provision (benefit) for income taxes	$240	$(454)	$1,501

Income tax provision (benefit) differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income (loss) as a result of the following:

	Year Ended January 31
	2009	2010	2011
	(in thousands)
U.S. federal tax at statutory rate	$(922)	$4,363	$5,246
U.S. state taxes	66	(109)	9
Non-U.S. foreign tax differential	1,296	(3,106)	(3,577)
Change in valuation allowance	17	(1,489)	—
Stock-based compensation	151	258	366
U.S. R&D credit	(370)	(366)	(571)
Other	2	(5)	28

Provision (benefit) for income taxes	$240	$(454)	$1,501

Temporary differences that give rise to significant portions of the Company’s deferred tax assets and liabilities were as follows:

	As of January 31,
	2010	2011
	(in thousands)
Deferred tax assets:
Deferred revenue	$350	$157
Federal and state credits	1,373	1,074
Expenses not currently deductible	896	907
Foreign credits	4,364	—
Foreign deferred	75	133
Stock-based compensation	—	124

Gross deferred tax assets	7,058	2,395
Valuation allowance	(5,409)	(1,153)

Total deferred tax assets	$1,649	$1,242

Deferred tax liabilities
Property and equipment	(25)	(104)

Net deferred tax assets	$1,624	$1,138

The Company conducts its business in several countries and regions and is subject to taxation in those jurisdictions. The Company is incorporated in the Cayman Islands with subsidiaries in the U.S., China, Taiwan, and other foreign countries and regions. As a result, the Company’s worldwide operating income is subject to varying rates of tax. Dividend distributions received from the Company’s U.S. subsidiary and certain other foreign subsidiaries may be subject to local country withholding taxes when, and if, distributed. Deferred tax liabilities have not been recorded on unremitted earnings of certain subsidiaries because management’s intent is to indefinitely reinvest any undistributed earnings in those subsidiaries. The liability will be approximately $1.1 million if dividends from those subsidiaries were to occur. Cumulative undistributed earnings of foreign subsidiaries for which no deferred taxes have been provided approximated $7.6 million at January 31, 2011.

The Company has federal and California state research and development credit carryforwards of approximately $0.8 million and $2.1 million at January 31, 2011, respectively. The federal research credit will begin to expire in 2030. The California credits can be carried forward indefinitely. The Company is reporting a valuation allowance against the California research credit carryforwards due to uncertainty regarding the future utilization of these deferred tax assets.

As of January 31, 2010 and 2011, the Company had deferred tax assets (net of deferred tax liabilities) before valuation allowance, of $7.0 million and $2.3 million, respectively. Realization of the deferred tax assets is dependent upon future taxable income, if any, the amount and timing of which are uncertain. Management evaluates the recoverability of deferred tax assets by tax region and had established a valuation allowance in the amount of $5.1 million, against substantially all of the Company’s worldwide net deferred tax assets as of January 31, 2009. During the fourth quarter of fiscal 2010, the Company released the valuation allowance on all U.S. federal and California deferred tax assets other than California credit carryforwards as the Company has sufficient positive evidence to indicate that the valuation allowance should be released as a result of the Company’s history of profitable operations in the United States.

As of January 31, 2011, the Company maintained a full valuation allowance against its California credit carryforwards and Taiwan deferred tax assets. The total valuation allowance increased by approximately $0.3 million and decreased by approximately $4.3 million during the years ended January 31, 2010 and 2011, respectively. During the fiscal year 2011, the Company concluded an audit with the Taiwan tax authority. Upon completion of the audit, the Company and the Taiwan tax authority agreed that the Company did not qualify for

$4.3 million of Taiwan tax credits claimed on previously filed Taiwan tax returns. The Taiwan tax credits were subject to a full valuation allowance as of January 31, 2010, accordingly, there was no tax expense associated with writing off the related deferred tax asset. The Company does not expect any future material adverse results from the Taiwan tax audit.

Utilization of the research credit carryforwards may be subject to an annual limitation due to the ownership percentage change limitations as defined by the U.S. Internal Revenue Code Section 382, as amended, and similar state provisions. The annual limitation may result in the expiration of the U.S. federal research credit carryforwards before utilization. Based on the Company’s analysis of the limitation, the Company does not expect any tax credit carryforwards to expire as a result of a Section 382 limitation.

The Company applies the provisions of FASB’s guidance on accounting for uncertainty in income taxes. As of January 31, 2011, the Company had approximately $2.0 million in unrecognized tax benefits, $1.5 million of which would affect the Company’s effective tax rate if recognized. The following table sets forth a reconciliation of the beginning and ending amount of unrecognized tax benefits:

	Year Ended January 31,
	2009	2010	2011
	(in thousands)
Beginning balance:	$979	$1,281	$1,883
Additions based on tax positions related to the current year	302	602	244
Additions for tax positions of prior years	—	—	138
Reductions for tax positions of prior years	—	—	(258)

Ending balance:	$1,281	$1,883	$2,007

The Company classified $537,000 and $718,000 of income tax liabilities as noncurrent liabilities as of January 31, 2010 and 2011, respectively, because payment of cash or settlement is not anticipated within one year from the balance sheet date.

The Company recognizes interest and penalties related to uncertain tax positions as a component of income tax expense. The Company recorded $7,000, $20,000 and $22,000 of interest expense and penalties related to uncertain tax positions for the years ended January 31, 2009, 2010 and 2011, respectively. The Company recorded noncurrent liabilities of $33,000 and $55,000 related to interest and penalties related to uncertain tax positions at January 31, 2010 and 2011, respectively.

The Company and its subsidiaries are subject to U.S. federal, state, and foreign income taxes. The Company’s tax returns for the fiscal 2007 through fiscal 2010 tax years remain subject to examination by federal, state and foreign tax authorities.

The Company believes that an adequate provision has been made for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company’s tax audits are resolved in a manner not consistent with management’s expectations, the Company could be required to adjust its provision for income tax in the period such resolution occurs. Although timing of the resolution and/or closure of audits is highly uncertain, the Company does not believe it is reasonably possible that its unrecognized tax benefits would materially change in the next 12 months.

12. Commitments and Contingencies

The Company leases its principal facilities and purchased time-based software licenses under operating agreements with various expiration dates through November 2015. Net rental expenses for the years ended January 31, 2009, 2010 and 2011 were $2.9 million, $3.5 million and $2.6 million, respectively. Future annual minimum lease payments under these operating leases with initial lease terms in excess of one year are as follows:

Fiscal Year	As of January 31, 2011
(in thousands)
2012	$2,134
2013	1,192
2014	570
2015	454
2016	371

$4,721

As of January 31, 2011, the liability for uncertain tax position was $773,000. The timing of any payments which could result from these unrecognized tax benefits will depend upon a number of factors. Accordingly, the timing of payment cannot be estimated.

Contract Manufacturer Commitments

The Company’s components and products are procured and built by independent contract manufacturers based on sales forecasts. These forecasts include estimates of future demand, historical trends, analysis of sales and marketing activities, and adjustment of overall market conditions. In order to reduce manufacturing lead times and plan for adequate supply, the Company may issue purchase orders to independent contract manufacturers which are cancelable upon the agreement between the Company and the third-party. As of January 31, 2011, total purchase commitments were approximately $15.6 million.

Indemnification

The Company, from time to time, in the normal course of business, indemnifies certain vendors with whom it enters into contractual relationships. The Company has agreed to hold the other party harmless against all third-party claims in connection with the Company’s future products. It is not possible to determine the maximum potential amount of liability under these indemnification obligations due to the limited history of prior indemnification claims and the unique facts and circumstances that are likely to be involved in each particular claim. The Company has not made payments under these obligations and no liabilities have been recorded for these obligations on the balance sheet as of January 31, 2010 and 2011, respectively.

13. Segment Reporting

The Company operates in one reportable segment related to the development and sales of low-power high-definition video products. The Chief Executive Officer of the Company has been identified as the Chief Operating Decision Maker (the “CODM”) and manages the Company’s operations as a whole and for the purpose of evaluating financial performance and allocating resources, the CODM reviews financial information presented on a consolidated basis accompanied by information by customer and geographic region.

Geographic Revenue

The following table sets forth the Company’s revenue by geographic region:

	Year Ended January 31,
	2009	2010	2011
	(in thousands)
Hong Kong	$30,828	$60,448	$87,438
Asia Pacific	640	4,445	1,503
North America	4,583	3,504	2,668
Europe	5,696	3,128	3,130

Total revenue	$41,747	$71,525	$94,739

As of January 31, 2011, substantially all of the Company’s long-lived tangible assets are located in the Asia Pacific region.

Major Customer

The only customer representing 10% or more of consolidated revenue was a logistics provider that accounted for approximately 74%, 84% and 91% of revenue in fiscal years 2009, 2010 and 2011, respectively.

14. Related-Party Transactions

The Company considers an entity to be a related party if it owns more than 10% of its total voting stock at the end of the year or if an officer or employee of an entity also serves on the board of directors.

Starting from the fiscal year 2008, the Company entered into several software license agreements with Cadence Design Systems, Inc. (“Cadence”). A member of the Company’s Board of Directors is also the Chief Executive Officer, President and Director of Cadence. The Company committed to pay $5.1 million payable in 17 quarterly payments through June 2011. The Company paid $1.3 million, $1.6 million and $936,000 for the years ended January 31, 2009, 2010 and 2011, respectively. Operating lease expenses related to these agreements included in research and development cost were approximately $1.3 million, $1.8 million and $606,000 for the years ended January 31, 2009, 2010, and 2011, respectively. In April 2011, the Company committed to pay $5.1 million for additional licenses payable in 12 quarterly payments through January 2014.

In addition to the related party transactions noted above, during the years ended January 31, 2009, 2010 and 2011, the Company recognized revenue from sales to WT Microelectronics Co., Ltd (“Wintech”), the Company’s logistics provider. Wintech, along with its affiliates, is an investor in the Company owning approximately 8.0% of the voting stock. The Company recognized revenue from sales to Wintech of approximately $30.8 million, $59.9 million and $85.7 million for the years ended January 31, 2009, 2010 and 2011, respectively. As of January 31, 2010 and 2011, the Company had receivables from Wintech of approximately $7.9 million and $7.8 million, respectively.

15. Subsequent Events

In connection with the issuance of the financial statements for the fiscal year ended January 31, 2011, the Company has evaluated subsequent events through June 10, 2011, the date the financial statements were issued.

.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

Estimated expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the ordinary shares being registered under this registration statement are as follows:

SEC registration fee		$7,546.50
FINRA filing fee		7,000.00
Listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue Sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. The registrant’s amended and restated memorandum and articles of association provide for indemnification of directors and officers against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, which they may incur as a result of any act or failure to act in carrying out their functions other than such liability (if any) that they may incur by reason of their own actual fraud or willful default.

In addition, the registrant has entered into separate indemnification agreements with its directors and officers, pursuant to which the registrant has agreed to indemnify its directors and officers against certain liabilities and expenses incurred by such persons in connection with claims by reason of their being such a director or officer.

Additionally, reference is made to the Underwriting Agreement filed as Exhibit 1.1 to this registration statement, pursuant to which the registrant has agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Item 15. Recent Sales of Unregistered Securities.

During the last three years, we sold the following unregistered securities:

(1) From February 1, 2008 through January 31, 2011, we sold and issued to our employees, consultants or former service providers an aggregate of 2,544,388 ordinary shares pursuant to option exercises under the 2004 Stock Plan at prices ranging from $0.04 to $1.96 per share for an aggregate purchase price of $1,001,474.

(2) From February 1, 2008 through January 31, 2011, we granted options under our 2004 Stock Plan to purchase an aggregate of 14,100,101 ordinary shares to our employees, directors and consultants, having exercise prices ranging from $0.63 to $1.96 per share for an aggregate exercise price of $16,502,532.

The issuances of certain securities described in paragraphs (i) and (ii) above were deemed to be exempt from registration under the Securities Act of 1933, as amended, pursuant to Rule 701 thereof on the basis that the transactions were pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701 and otherwise made in compliance with the requirements of Rule 701. The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. All recipients had access, through their relationship with the registrant, to information about the registrant.

None of the transactions described above was an underwritten public offering.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits:

See Exhibit Index immediately following the signature pages.

(b) Financial statement schedules.

All other schedules have been omitted because the information required to be presented in them is not applicable or is shown in the audited consolidated financial statements or related notes.

Item 17. Undertakings.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, or the Securities Act, may be permitted to directors, officers or controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)

For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Santa Clara, California, on June 10, 2011.

AMBARELLA, INC.

By:	/s/ Feng-Ming Wang
Feng-Ming Wang
Chairman of the Board of Directors, President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Feng-Ming Wang and George Laplante, jointly and severally, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign the Registration Statement on Form S-1 of Ambarella, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated thereby filed pursuant to Rule 462(b) of the Securities Act, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated below:

Signature	Title	Date

/s/ Feng-Ming Wang Feng-Ming Wang	Chairman of the Board of Directors, President and Chief Executive Officer (Principal Executive Officer)	June 10, 2011

/s/ George Laplante George Laplante	Chief Financial Officer (Principal Financial and Accounting Officer)	June 10, 2011

/s/ Leslie D. Kohn Leslie D. Kohn	Chief Technology Officer and Director	June 10, 2011

/s/ Kenneth A. Goldman Kenneth A. Goldman	Director	June 10, 2011

/s/ Lip-Bu Tan Lip-Bu Tan	Director	June 10, 2011

/s/ Andrew W. Verhalen Andrew W. Verhalen	Director	June 10, 2011

/s/ George Laplante George Laplante	(Authorized U.S. Representative)	June 10, 2011

EXHIBIT INDEX

1.1*	Form of Underwriting Agreement
3.1.1	Amended and Restated Memorandum and Articles of Association of the registrant in effect prior to the completion of this offering
3.1.2	Resolution of the shareholders of the registrant passed on July 9, 2009 to increase the authorized share capital of the registrant
3.2*	Amended and Restated Memorandum and Articles of Association of the registrant to be effective immediately following the completion of this offering
4.1*	Specimen Ordinary Share Certificate
4.2*	Second Amended and Restated Investors’ Rights Agreement, dated February 17, 2006, by and among Ambarella, Inc. and certain of its shareholders
5.1*	Opinion of Maples and Calder, special counsel to the registrant, regarding the validity of the registrant’s ordinary shares being registered
8.1*	Opinion of Wilson Sonsini Goodrich & Rosati P.C., counsel to the registrant, regarding certain U.S. tax matters
10.1.1+	Amended and Restated 2004 Stock Plan
10.1.2+	Form of Stock Option Agreement under Amended and Restated 2004 Stock Plan
10.2.1*+	2011 Equity Incentive Plan
10.2.2*+	Forms of Agreement under 2011 Equity Incentive Plan
10.3*+	2011 Employee Stock Purchase Plan
10.4*+	Form of Indemnification Agreement
10.5+	Offer Letter entered into by Ambarella, Inc. with George Laplante dated March 3, 2011, as amended
10.6.1+	Form of Change of Control and Severance Agreement, entered into by Ambarella, Inc. with the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer
10.6.2+	Form of Change of Control and Severance Agreement, entered into by Ambarella, Inc. with executive officers other than the Chief Executive Officer, Chief Financial Officer and Chief Technology Officer
10.7*+	Description of Executive Bonus Plan
10.8*§	Sales Representative Agreement dated January 31, 2011 by and between Ambarella, Inc. and WT Microelectronics Co., Ltd.
10.9.1	Lease dated September 29, 2006 by and between Renault & Handley Employees’ Investment Co. and Ambarella Corporation
10.9.2	First Amendment to Lease dated November 12, 2009 by and between Renault & Handley Employees’ Investment Co. and Ambarella Corporation
21.1	List of subsidiaries of the registrant
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
23.2*	Consent of Maples and Calder (included in Exhibit 5.1)
24.1	Power of Attorney (contained in the signature page to this Registration Statement)

*	To be filed by amendment.
+	Indicates a management contract or compensatory plan.
§	Confidential treatment will be requested for portions of this exhibit. These portions will be omitted from this Registration Statement and will be filed separately with the Securities and Exchange Commission.